As filed with the Securities and Exchange Commission on April 3, 2007

Registration No. 333-139401

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.2

to

FORM S-1

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

GLOBALSCAPE, INC.

(Exact name of registrant as specified in its charter)

State of Delaware	7372	74-2785449
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification
incorporation or organization)	Classification Code Number)	No.)

6000 Northwest Parkway, Suite 100
San Antonio, Texas 78249
(210) 308-8267
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles R. Poole, President and Chief Executive Officer
GlobalSCAPE, Inc.
6000 Northwest Parkway, Suite 100
San Antonio, Texas 78249
(210) 308-8267
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Steven R. Jacobs
Stephanie Chandler
Jackson Walker L.L.P.
112 East Pecan Street, Suite 2400
San Antonio, Texas 78205
Telephone:  (210) 978-7700
Facsimile: (210) 978-7790

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Subject to completion, dated April 3, 2007

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PROSPECTUS

4,732,000 Shares

GlobalSCAPE, Inc.

Common Stock

This prospectus relates to resales of up 4,732,000 shares of our common stock consisting of (i) 3,380,000 shares of common stock and (ii) 1,352,000 shares of common stock issuable upon exercise of warrants. The shares of common stock and the warrants were sold to the Selling Stockholders in a transaction that was completed on November 16, 2006. The warrants have a 5-year term and will be exercisable beginning May 15, 2007.

The shares of common stock to which this prospectus relates may be sold from time to time by and for the account of the Selling Stockholders named in this prospectus or in supplements to this prospectus. The Selling Stockholders may sell all or a portion of these shares from time to time in market transactions, in negotiated transactions or otherwise. See “Plan of Distribution” on page 68 for additional information on the methods of sale.

We will not receive any of the proceeds from the sale of the shares of common stock offered by the Selling Stockholders. We may, however, receive cash proceeds upon the exercise of warrants to purchase 1,352,000 shares of common stock with an exercise price of $3.15 per share held by the Selling Stockholders. If all of such warrants are exercised for cash, we will receive aggregate cash proceeds from such exercise of approximately $4.3 million.

Our common stock is quoted on the OTC Bulletin Board under the symbol “GSCP.OB.” On March 30, 2007, the last reported sales price of our common stock on the OTC Bulletin Board  was $2.91 per share.

Investing in these securities involves risks. You should carefully review the information contained in this prospectus under the heading “Risk Factors” beginning on page 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                        , 2007.

TABLE OF CONTENTS

SUMMARY

RISK FACTORS

USE OF PROCEEDS

MARKET FOR OUR COMMON STOCK

DIVIDEND POLICY

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

SELECTED FINANCIAL DATA

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

BUSINESS

MANAGEMENT

EXECUTIVE COMPENSATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SELLING STOCKHOLDERS

PLAN OF DISTRIBUTION

DESCRIPTION OF CAPITAL STOCK

SHARES ELIGIBLE FOR FUTURE SALE

LEGAL MATTERS

EXPERTS

WHERE YOU CAN FIND MORE INFORMATION

FINANCIAL STATEMENTS

i

Preliminary Notes

GlobalSCAPE®, CuteFTP Pro®, CuteZIP®,  and CuteMAP® are registered trademarks of GlobalSCAPE Texas, LP. CuteFTP, CuteHTML, GlobalSCAPE Secure FTP Server, GlobalSCAPE Transfer Engine, ContentXML, and Enhanced File Transfer Server are trademarks of GlobalSCAPE Texas, LP. Other trademarks and tradenames in this prospectus are the property of their respective owners.

In this prospectus, we use the following terms:

“FTP” or File Transfer Protocol is a protocol used to transfer files over the internet.

“HTTP” or Hyper Text Transfer Protocol is a protocol commonly used to transfer hypertext documents between a web server and a web browser.

“S/Key” is a security system in which a one-time challenge-response password scheme is used to authenticate access to data. The purpose of S/Key is to eliminate the need for the same password to be sent over a network each time a password is needed for access.

“SSH/2” or Secure Shell is a protocol that provides encrypted  network  communications between two computers.

“SSL” or Secure Socket Layer uses cryptography to encrypt data between the web server and the web browser.

Forward Looking Information

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. “Forward-looking statements” are those statements that are not of historical fact, but describe management’s beliefs and expectations. We have identified many of the forward-looking statements in this prospectus by using words such as “anticipate,” “believe,” “could,” “estimate,” “may,” “expect,” and “intend.”  Although we believe these beliefs and expectations are reasonable, our operations involve a number of risks and uncertainties, including those described in the “Risk Factors” section of this prospectus and other documents filed with the Securities and Exchange Commission. Therefore, our actual results could differ materially from those discussed in this prospectus and such other documents.

SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section.

GlobalSCAPE

We develop and distribute secure file management software for individuals and business users to safely send data over the internet and Wide-Area File System (WAFS) collaboration and Continuous Data Protection (CDP) products.  Our file management products guarantee the privacy of critical information such as financial data, medical records, customer files and other similar documents.  In addition, these products ensure compliance with government regulations relating to the protection of information while allowing users to reduce IT costs, increase efficiency, track and audit transactions and automate processes.  Our WAFS and CDP products provide data replication, acceleration of file transfer, sharing/collaboration and continuous data backup and recovery to our customers.  We believe that we are uniquely positioned to provide secure transfer, sharing, and replication of files that need to be transmitted inside the user’s firewall to distributed offices, or outside the user’s firewall to business and trading partners.

We are a Delaware corporation and were incorporated in 1996. Our offices are located at 6000 Northwest Parkway, Suite 100, San Antonio, Texas 78249. Our phone number is (210) 308-8267 and our website is located at www.globalscape.com.  Information contained on our website is not part of this prospectus.

Products

We market eight primary products which provide us with a broad and deep solution for secure file transfer, storage and distribution and data replication, backup and recovery.  The following is a brief summary of our products:

•                                          CuteFTP.  A client-side program that permits a user to request a file from or send a file to an FTP server or host computer.

•                                          CuteFTP Pro.  A secure FTP client program designed for advanced users and information technology professionals, which incorporates standards for encrypted transfers using SSL, HTTP and SSH/2, as well as advanced S/KEY password encryption.

•                                          SecureFTP Server.  Secure FTP Server offers a complete digital certificate management system, giving system administrators the ability to create, sign, import, export, and add digital certificates, as well as launch back-end file transfer processes.  The product can be used as a full or partial replacement for complex enterprise-level data interchange systems and offers full remote management capability including the ability to manage multiple FTP sites and end user accounts with advanced restriction settings.

•                                          Enhanced File Transfer Server.  Enhanced File Transfer Server (EFT) is a hardened file server for enterprise-level solutions.  Building on Secure FTP Server’s certificate management, encryption and automation capabilities, EFT adds repository encryption, additional protocol support, SSH security, data offload capabilities and automated notification.  EFT also offers modules that can be integrated into the solution such as DMZ Gateway, which provides a multi-layered security solution implementing the highest levels of security for data storage and retrieval, authentication and firewall transversal, and Secure SMTP Gateway, which transparently secures outbound emails by holding sensitive messages and sending an email notification in advance of retrieving the message and any attachments over a secured HTTPS channel.

•                                          WAFS.  Our Wide-Area File System (WAFS) product delivers a unified and accelerated file access system, instant file-sharing and server-to-server mirroring across any distance, with full coherency and at local hard-drive access speeds.  WAFS delivers a true wide-area file solution for any distance, and any number or complexity of files.  Continuous, real-time multi-directional acceleration and mirroring technology ensures that data exists in multiple places simultaneously and in complete synchronization, no matter where  a change in any file is made.  The data mirrors among servers on the customer’s LAN or WAN in real time.

•                                          CDP.  Our continuous backup software inexpensively delivers true real-time continuous data protection.  Capturing and mirroring all changes at the byte level as they occur, our CDP product backs-up any number of remote servers to one or more centrally located systems, over any connection protocol allowing for continuous data protection as any change in a file is automatically mirrored to a secure, remote location.

•                                          Database Backup.  Our continuous database backup/disaster recovery software inexpensively delivers real-time disaster preparedness for database information.  Any changes to database files are continuously captured and mirrored as they occur in real time.  The product replicates any number of database files, and non-database files, of any size from one or more source file-servers to one or more target file-servers over any connections.

•                                          Enterprise.  Enterprise is designated for companies that need both WAFS or multi-directional mirroring and real-time backup.  It includes all the features of the entire WAFS and CDP product line.

In addition to these products which we market and sell directly through our sales force and website, we also offer our web content management solution, Cascade Server (formerly known as Publish XML), through Hannon-Hill Corp., which acts as our sales agent.  We also offer certain consumer products for use in web development.

Recent Events

On September 22, 2006, we and our wholly-owned subsidiary, GA Acquisition Corp., entered into an agreement and plan of merger with Availl, Inc. and the stockholders of Availl pursuant to which we acquired all of the issued and outstanding shares of the capital stock of Availl.  The purchase price was $9.65 million of which $7.65 million was paid in cash and $2.0 million was payable in shares of our common stock (a total of 716,846 shares).

In order to finance the cash portion of the purchase price in the merger with Availl, we entered into a loan and security agreement dated September 22, 2006 with Silicon Valley Bank.  The loan agreement provides for a $5.0 million term loan and a $750,000 revolving credit facility. We borrowed $5.0 million pursuant to the term loan on September 22, 2006 and have repaid the entire amount.   The entire amount of the revolving credit facility remains available.  Borrowings under the revolving credit facility bear interest at 1.00% above the bank’s prime rate and mature on September 22, 2008.  Interest payments are due on the first day of each calendar month.

We entered into a securities purchase agreement, dated as of November 13, 2006, with the Selling Stockholders, who paid us an aggregate of $3.4 million in gross proceeds in consideration for 1,352,000 shares of our common stock at a price of $2.50 per share.  We also granted warrants to purchase 1,352,000 shares of our common stock to the investors with an exercise price of $3.15 per share.  The proceeds from this offering were used, in part, to make a $3.2 million repayment under our term loan in January 2007.  In addition, Thomas W. Brown, the Chairman of the Board, and David L. Mann, a member of our Board of Directors, sold a total of 2,028,000 shares, at a price of $2.50 per share, in a private transaction with the Selling Stockholders.  The transactions closed on November 16, 2006. Each of the Selling Stockholders that purchased shares of our common stock represented that it had acquired the shares for investment purposes only and with no present intention of distributing those shares, except in compliance with all applicable securities laws. In addition, each of the Selling Stockholders represented that it qualified as an “accredited investor” as that term is defined in Rule 501 under the Securities Act of 1933. As part of this transaction, we filed a registration statement, of which this prospectus is a part, to register the resale of these shares by the Selling Stockholders.

The Offering

Common stock offered by Selling Stockholders	4,732,000 shares

Use of proceeds

We will not receive any of the proceeds from the sale of the shares of our common stock by the Selling Stockholders. We did receive $3.4 million of gross proceeds, before expenses, from the sale of 1,352,000 shares of common stock pursuant to the securities purchase agreement of which we used $3.2 million to repay indebtedness under our term loan. The term loan bears interest at 1.25% above Silicon Valley Bank’s prime rate and matures on September 22, 2009. The proceeds of the term loan were used to pay the cash portion of the purchase price in the Availl acquisition. We have repaid all amounts outstanding under the term loan. We may also receive cash proceeds upon the exercise of 1,352,000 warrants to purchase common stock with an exercise price of $3.15 held by the Selling Stockholders. If all of such warrants are exercised for cash, we will receive aggregate cash proceeds from such exercise of approximately $4.3 million. See “Use of Proceeds” on page 12.

OTC Bulletin Board Symbol	GSCP.OB

RISK FACTORS

An investment in the securities offered by this prospectus involves a high degree of risk. You should consider carefully the following risk factors in addition to the other information contained in this prospectus before making a decision to invest in our common stock.

Risks Related to Operations

If we are unable to develop new and enhanced products and services that achieve widespread market acceptance, or if we are unable to continually improve the performance, features, and reliability of our existing products and services, our business and operating results could be adversely affected.

Our future success depends on our ability to respond to the rapidly changing needs of our customers by developing or introducing new products, product upgrades, and services on a timely basis.  We have in the past incurred, and we believe that we will continue to incur, significant research and development expenses as we strive to remain competitive.  New product development and introduction involves a significant commitment of time and resources and is subject to a number of risks and challenges, including:

•                                          Managing the length of the development cycle for new products and product enhancements, which has frequently been longer than we originally expected.

•                                          Adapting to emerging and evolving industry standards and to technological developments by our competitors and customers.

•                                          Extending the operation of our products and services to new platforms and operating systems.

•                                          Entering into new or unproven markets with which we have limited experience.

•                                          Managing new product and service strategies, including integrating our various security and storage technologies, management solutions, customer service and support into unified enterprise security and storage solutions.

•                                          Incorporating acquired products and technologies.

•                                          Developing or expanding efficient sales channels.

•                                          Obtaining sufficient licenses to technology and technical access from operating system software vendors on reasonable terms to enable the development and deployment of interoperable products, including source code licenses for certain products with deep technical integration into operating systems.

If we are not successful in managing these risks and challenges, or if our new products, product upgrades, and services are not technologically competitive or do not achieve market acceptance, we could have expended substantial resources and capital without realizing sufficient revenues in return, and our business and operating results could be adversely affected.

Fluctuations in demand for our products and services are driven by many factors and a decrease in demand for our products could adversely affect our financial results.

We are subject to fluctuations in demand for our products and services due to a variety of factors, including competition, product obsolescence, technological change, budget constraints of our actual and potential customers, level of broadband usage, awareness of security threats to IT systems, and other factors.  While such factors may, in some periods, increase product sales, fluctuations in demand can also negatively impact our product sales.  If demand for our products declines, our revenues and gross margin could be adversely affected.

We may not be able to develop our sales force as needed to successfully market our new products.

Prior to 2005, we relied heavily on internet sales. However, our enterprise programs, Secure FTP Server, Enhanced File Transfer (EFT), WAFS and CDP, require a more complex distribution model, including reliance on value-added resellers such as Web development and systems consultants. In addition, our internal sales force must be skilled at managing a complex and multi-stage sales process appropriate for these products. We experienced no turnover among our internal sales personnel during 2006.  However, when turnover does occur, the recruiting and training of new employees takes time and can result in a loss of sales due to absence of the technical skills that are needed in order to sell our enterprise type software. Future turnover could have an immediate and direct effect on our revenues. Continued turnover, especially of key personnel, could cause revenues to decline dramatically.

Our products are complex and operate in a wide variety of computer configurations, which could result in errors or product failures.

Because we offer very complex products, undetected errors, failures or bugs may occur, especially when products are first introduced or when new versions are released.  Our products are often installed and used in large-scale computing environments with different operating systems, system management software, and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures or bugs in our products.  Our customers’ computing environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming.  In addition, despite testing by us and others, errors, failures or bugs may not be found in new products or releases until after commencement of commercial shipments.  In the past, we have discovered software errors, failures, and bugs in certain of our product offerings after their introduction and have experienced delayed or lost revenues during the period required to correct these errors.

Errors, failures or bugs in products released by us could result in negative publicity, product returns, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers or others.  Many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products.  In addition, if an actual or perceived breach of information integrity or availability occurs in one of our end-user customer’s systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed.  Alleviating any of these problems could require significant expenditures of our capital and other resources and could cause interruptions, delays, or cessation of our product licensing, which could cause us to lose existing or potential customers and could adversely affect our operating results.

We have grown, and may continue to grow, through acquisitions that give rise to risks and challenges that could adversely affect our future financial results.

We have in the past acquired, and we expect to acquire in the future, other businesses, business units and technologies.  Acquisitions involve a number of special risks and challenges, including:

•                                          Complexity, time, and costs associated with the integration of acquired business operations, workforce, products, and technologies into our existing business, sales force, employee base, product lines, and technology.

•                                          Diversion of management time and attention from our existing business and other business opportunities.

•                                          Loss or termination of employees, including costs associated with the termination or replacement of those employees.

•                                          Assumption of debt or other liabilities of the acquired business, including litigation related to alleged liabilities of the acquired business.

•                                          The incurrence of additional acquisition-related debt as well as increased expenses and working capital requirements.

•                                          Dilution of stock ownership of existing stockholders, or earnings per share.

•                                          Increased costs and efforts in connection with compliance with Section 404 of the Sarbanes-Oxley Act.

•                                          Substantial accounting charges for restructuring and related expenses, write-off of in-process research and development, impairment of goodwill, amortization of intangible assets, and stock-based compensation expense.

If integration of our acquired businesses is not successful, we may not realize the potential benefits of an acquisition or may undergo other adverse effects that we currently do not foresee.  To integrate acquired businesses, we must implement our technology systems in the acquired operations and integrate and manage the personnel of the acquired operations.  We also must effectively integrate the different cultures of acquired business organizations into our own in a way that aligns various interests, and may need to enter new markets in which we have no or limited experience and where competitions in such markets have stronger market positions.

Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of acquisitions.  In addition, because acquisitions of high technology companies are inherently risky, no assurance can be given that our previous or future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition.

We utilize “open source” software in some of our products.

The open source software community develops software technology for free use by anyone. We have relied on open source technology for the encryption features in our CuteFTP Pro and GlobalSCAPE Secure FTP Server products. Our reliance on open source code software may impose limitations on our ability to commercialize our solution and may subject us to possible intellectual property litigation.

We incorporate a limited amount of open source code software into our products, and we may use more open source code software in the future. Open source code may impose limitations on our ability to commercialize our products because, among other reasons, open source license terms may be ambiguous and may result in unanticipated obligations regarding our solution, and open source software cannot be protected under trade secret law. In addition, it may be difficult for us to accurately determine the developers of the open source code and whether the acquired software infringes third-party intellectual property rights. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Claims of infringement or misappropriation against us could be costly for us to defend and could require us to seek to obtain licenses from third parties in order to continue offering our solution, to re-engineer our solution or to discontinue the sale of our solution in the event re-engineering could not be accomplished on a timely basis. If this occurs, our business and operating results could be harmed.

In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use a limited amount of open source software in our solution and may use more open source software in the future. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Any of this litigation could be costly for us to defend, hurt our results of operations and financial condition or require us to devote additional research and development resources to change our solution.

If we lose key personnel we may not be able to execute our business plan.

Our future success depends on the continued services of key members of our management team. We did not experience turnover in our management team during 2005, but in 2006 we had two vice president level employees leave. In this circumstance, we were able to add new, competent, experienced individuals to our staff; however, management level individuals are difficult to replace because of the intense competition for similarly skilled people. In addition, new members of the management team may not be productive for weeks or months as they learn about our products and the administration within GlobalSCAPE.

We may not be able to compete effectively with larger, better-positioned companies, resulting in lower margins and loss of market share.

We operate in intensely competitive markets that experience rapid technological developments, changes in industry standards, changes in customer requirements, and frequent new product introductions and improvements.  If we are unable to anticipate or react to these competitive challenges or if existing or new competitors gain market share in any of our markets, our competitive position could weaken and we could experience a drop in revenues that could adversely affect our business and operating results.  To compete successfully, we must maintain a successful research and development effort to develop new products and services and enhance existing products and services, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategy, and effectively adapt to technological changes and changes in the ways that our information is accessed, used, and stored within our enterprise and consumer markets.  If we are unsuccessful in responding to our competitors or to changing technological and customer demands, we could experience a negative effect on our competitive position and our financial results.

We compete with a variety of companies who have significantly greater revenues and financial resources than GlobalSCAPE as well as greater personnel and technical resources. For example, CuteFTP and CuteFTP Pro compete with products offered by Ipswitch, Inc. and Microsoft Corporation, EFT competes with products from Sterling Commerce and several other vendors, and WAFS competes with Riverbed Technology which recently completed an initial public offering.  Large companies may be able to develop new technologies more quickly than we can, to offer a broader array of products, and to respond more quickly to new opportunities, industry standards or customer requirements. For example, Sterling Commerce receives approximately $50 million in maintenance contract revenue annually, providing them with significant resources for product development and marketing.  Some competitors may also be able to adopt more aggressive pricing strategies. For example, Ipswitch gives an older version of its file transfer protocol program away for free for non-commercial use, and Microsoft includes file transfer protocol functionality in its internet browser, which it distributes for free. Increased competition may result in lower operating margins and loss of market share. Additional competitors may enter the market and may have significantly greater capabilities and resources than we do.

It may be difficult for us to recruit software developers and other technical and management personnel because we are a relatively small company.

We compete intensely with other internet software development and distribution companies internationally to recruit and hire from a limited pool of qualified personnel. Some qualified candidates prefer to work for larger, better known companies. Failure to attract and maintain qualified personnel would impede our development and maintenance of new and existing products.

Our ability to develop our software will be seriously impaired if we are not able to use our foreign subcontractors.

We rely on foreign subcontractors to help us develop our software. If these programmers decided to stop working for us, or if we were unable to continue using them because of political or economic instability, we would have difficulty finding comparably skilled developers. In addition, we would likely have to pay considerably more for the same work, especially if we used U.S. personnel. If we could not replace the programmers, it would take us significantly longer to develop our products.

We may incur losses as we attempt to expand our business.

We intend to expand our business and therefore expect to expend significant additional resources on developing our sales force, developing a more robust reseller program, research and development, marketing and product development. As a result, we may need to expend significant resources to accomplish these goals. If we fail to successfully develop and market new products or improve our direct and channel sales results, we may not be able to achieve the necessary revenue growth and may not be profitable.

Our operations are vulnerable to security breaches that could harm the quality of our products and services or disrupt our ability to deliver our products and services.

Third parties may breach our system security and damage our products and services or misappropriate confidential customer information. This might cause us to lose customers, or even cause customers to make claims against us for damages. In addition, we may be required to expend significant resources to protect against security breaches and/or to address problems caused by such breaches.

Our products may expose customers to invasion of privacy, causing customer dissatisfaction.

Our Secure FTP Server and Enhanced File Transfer are intended to provide outsiders access to a customer’s computer, making the customer vulnerable to security breaches, which could result in the loss of their privacy or property. Customers suffering invasions of privacy or other harm could result in customer dissatisfaction and possible claims against us for any resulting damages.

Risks Related to Stock Ownership

Our stock is a penny stock, which makes it more difficult to sell.

A “penny stock” is any stock which is not traded on a national exchange or quoted on NASDAQ and which falls below a selling price of $5.00 per share in the public market. Our common stock is quoted on the NASD’s OTC Bulletin Board and not on an exchange or the NASDAQ, and it has traded from $0.10 to $4.90 since it began active trading in February 2002. The SEC’s penny stock rules require brokers and dealers to take certain steps before trading in a penny stock, making it more difficult to sell a penny stock than other stock. A sale of penny stock does not usually take place as quickly as a sale of other stock. You may decide to sell your stock when the market price is desirable to you, but by the time the sale is complete, the price of the stock may have fallen to the point that the sale is no longer desirable. The price of penny stocks is typically more volatile than other stocks, exacerbating this problem. Also, some brokers are unwilling to trade in shares of penny stocks.

Our stock price is/may be volatile.

The trading price of our common stock has been and could continue to be subject to wide fluctuations in response to certain factors, including:

•                                          Quarter-to-quarter variations in results of operations;

•                                          Our announcements of new products;

•                                          Our competitors’ announcements of new products;

•                                          Our product development or release schedule;

•                                          General conditions in the software industry; and

•                                          Investor perceptions and expectations regarding our products, plans and strategic position and those of our competitors and customers.

In addition, the public stock markets experience extreme price and trading volume volatility, particularly in high-technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons often unrelated to the operating performance of the specific companies. The broad market fluctuations may adversely affect the market price of our common stock.

We do not pay dividends on our common stock.

We have not paid a dividend on our common stock and have no plan to do so in the near future.  In addition, the terms of our revolving credit facility prohibit the payment of dividends.

Anti-takeover provisions in our charter and Delaware law could inhibit others from acquiring us.

Some of the provisions of our certificate of incorporation and bylaws and in Delaware law could, together or separately:

•                                          discourage potential acquisition proposals;

•                                          delay or prevent a change in control; and

•                                          limit the price that investors may be willing to pay in the future for shares of our common stock.

In particular, our certificate of incorporation and bylaws prohibit stockholders from voting by written consent or calling meetings of the stockholders.  We are also subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder, as defined in the statute, for a period of three years following the date on which the stockholder became an interested stockholder.

Our directors and executive officers  continue to have substantial control over us

Our directors and executive officers, together with their affiliates and related persons,  beneficially own, in the aggregate, approximately 54% of our outstanding common stock. As a result, these stockholders, acting together, would have the ability to control GlobalSCAPE and direct its policies including the outcome of matters submitted to our stockholders for approval, such as the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, our certificate of incorporation and bylaws provide for our Board of Directors to be divided into three classes of directors serving staggered three-year terms.  As a result, approximately one-third of our Board of Directors will be elected each year.

Stockholders’ ownership of our stock may be significantly diluted, affecting the value of the stock.

There were options for 1,745,560 shares outstanding under our employee stock option plans as of March 1, 2007, of which 630,980 were vested as of March 1, 2007. We have filed a registration statement under the Securities Act, covering stock issued upon the exercise of options by non-affiliates, and we may file a registration statement covering options held by affiliates as well. If we do not file a registration statement covering affiliates, affiliates who exercise their options may choose to sell the stock under an exemption from registration, such as Rule 144 under the Securities Act. The exercise of these options and sale of the resulting stock could depress the value of our stock.

Risks Related to Legal Uncertainty

We are vulnerable to claims that our products infringe third-party intellectual property rights particularly because our products are partially developed by independent parties.

We may be exposed to future litigation based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that some of the code in our products is developed by independent parties or licensed from third parties over whom we have less control than we exercise over internal developers. In addition, we expect that infringement claims against software developers will become more prevalent as the number of products and developers grows and the functionality of software programs in the market increasingly overlaps. Claims of infringement could require us to re-engineer our products or seek to obtain licenses from third parties in order to continue offering its products. In addition, an adverse legal decision affecting our intellectual property, or the use of significant resources to defend against this type of claim could place a significant strain on our financial resources and harm our reputation.

We may not be able to protect our intellectual property rights.

Our software code, and trade and service marks are some of our most valuable assets. Given the global nature of the internet and our business, we are vulnerable to the misappropriation of this intellectual property, particularly in foreign markets, such as China and Eastern Europe, where laws or law enforcement practices are less developed. The global nature of the internet makes it difficult to control the ultimate destination or security of our software, making it more likely that unauthorized third parties will copy certain portions of our proprietary information or reverse engineer the proprietary information used in its programs. If our proprietary rights were infringed by a third-party, and we did not have adequate legal recourse, our ability to earn profits, which are highly dependent on those rights, would be severely diminished.

Other companies may own, obtain or claim trademarks that could prevent, limit or interfere with our use of our trademarks.

Our various trademarks are important to our business. If we were to lose the use of any of our trademarks, our business would be harmed and we would have to devote substantial resources towards developing an independent brand identity. Defending or enforcing our trademark rights at a local and international level could result in the expenditure of significant financial and managerial resources.

USE OF PROCEEDS

The Selling Stockholders will receive all proceeds from the sale of the shares of common stock offered by this prospectus. We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus. We did receive $3.4 million of gross proceeds, before expenses, from the sale of 1,352,000 shares of common stock pursuant to the securities purchase agreement of which we used $3.2 million to repay indebtedness under our term loan.  The term loan bears interest at 1.25% above Silicon Valley Bank’s prime rate and matures on September 22, 2009.  The proceeds of the term loan were used to pay the cash portion of the purchase price in the Availl acquisition.  We have repaid all amounts outstanding under the term loan.  We may also receive cash proceeds upon the exercise of 1,352,000 warrants to purchase our common stock with an exercise price of $3.15 per share held by the Selling Stockholders. If all of such warrants are exercised for cash, we will receive aggregate cash proceeds from such exercise of approximately $4.3 million, which will be used for general corporate purposes.

MARKET FOR OUR COMMON STOCK

Our common stock is listed on the NASD’s OTC Bulletin Board under the symbol GSCP. As of March 30, 2007, there were approximately 2,550 holders of record of our common stock representing approximately 9,000 beneficial owners. The table below sets forth the quarterly high and low bid prices for our common stock for the last three fiscal years.

	Fiscal Year ended December 31,
	2004		2005		2006
	High	Low	High	Low	High	Low
First Quarter (ending March 31)	$0.30	$0.15	$0.32	$0.16	$3.20	$1.05

Second Quarter (ending June 30)	$0.25	$0.11	$0.40	$0.25	$3.75	$2.21

Third Quarter (ending September 30)	$0.30	$0.11	$3.00	$0.31	$3.25	$2.50

Fourth Quarter (ending December 31)	$0.30	$0.15	$4.90	$1.08	$3.50	$2.16

The closing price on March 30, 2007 was $2.91. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

On December 28, 2006, we applied for listing of our common stock on the American Stock Exchange.

DIVIDEND POLICY

We have never paid a cash dividend, and do not expect to do so in the foreseeable future. The terms of our revolving credit facility prohibit the payment of dividends.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information and explanatory entries present how the statement of operations of GlobalSCAPE and Availl have been combined for the years ended December 31, 2006 and 2005  had the acquisition occurred at the beginning of each period.  The unaudited pro forma condensed combined financial information shows the impact of the merger of GlobalSCAPE and Availl on the results of operations under the purchase method of accounting with GlobalSCAPE treated as the acquirer.  Under this method of accounting, the assets and liabilities of Availl are recorded by GlobalSCAPE at the estimated fair values as of the date the merger is completed.

The merger with Availl provided for GlobalSCAPE to pay $7.65 million in cash and $2.0 million in the form of 716,846 shares of GlobalSCAPE common stock. The Company incurred direct acquisition costs of approximately $127,000. In connection with the acquisition, $850,000 of the cash consideration in this acquisition was placed into an escrow account for purposes of settling indemnification claims for the eighteen-month period following the closing. In accordance with EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, we have used $2.79 as the per share amount to value the common stock consideration paid to Availl shareholders (representing the average of the closing prices of GlobalSCAPE’s common stock for the thirty days before the merger agreement date of September 22, 2006). Pursuant to the terms of the acquisition, the Company granted stock options to the former Availl stockholders who were also employees under the GlobalSCAPE, Inc. 2000 Stock Option Plan.  Exercising the options under this plan is contingent upon the individual’s continued employment with the Company and will be vested over three years in three annual installments.

The Availl acquisition was accounted for using the purchase method of accounting. The purchase price was paid on the September 22, 2006 closing date.  The purchase price was allocated to the assets acquired, including intangible assets and liabilities assumed, based on estimated fair values at the date of the acquisition. The value of assets and liabilities was estimated based on purchase price and future intended use.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined as of the dates indicated.  This financial information has been derived from and should be read together with the historical consolidated financial statements and the related notes of GlobalSCAPE, reflected in its quarterly and annual SEC filings, and of Availl appearing elsewhere in this document.  In addition, as explained more fully in the accompanying notes to the unaudited pro forma condensed combined financial information, the allocation of the purchase price reflected in the pro forma condensed combined financial information is preliminary and is subject to adjustment and may vary from the actual purchase price allocation that will be recorded as of the effective date of the merger.

GLOBALSCAPE, INC.

PRO FORMA STATEMENT OF OPERATIONS

Year Ended December 31, 2006

	GlobalSCAPE, Inc.	Availl, Inc.	Pro Forma Adjustments		Pro Forma Combined
Revenues:
Software product revenues	9,395,445	$1,507,983			$10,903,428
Maintenance and support (net of deferred revenue)	1,578,236	290,615			1,868,851
Total revenues	10,973,681	1,798,598			12,772,279

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	468,515	0			468,515
Selling, general and administrative	6,142,299	1,829,350			7,971,649
Research and development	1,230,400	0			1,230,400
Depreciation and amortization	99,213	7,541			106,754
Total operating expenses	7,940,427	1,836,891			9,777,318
Income (loss) from operations	3,033,254	(38,293)			2,994,961

Interest and other income	61,258	537			61,795
Interest expense	(128,362)	—	(462,188	)(1)	(590,550)
Income (loss) before income taxes	2,966,150	(37,756)	(462,188)		2,466,206

Total income tax provision (benefit)	1,003,618	(12,837)	(129,731	)(2)	861,050

Net income (loss)	$1,962,532	$(24,919)	$(332,457)		$1,605,156

Net income (loss) per common share - basic	$0.13				$0.11
Net income (loss) per common share -assuming dilution	$0.12				$0.10
Weighted average shares outstanding - basic	14,744,635		520,450	(3)	15,265,085
Weighted average shares outstanding - diluted	16,160,839		520,450		16,681,289

(1)           Interest expense on the term loan which would have been for $5,500,000 (at 9.25% interest rate) plus interest income lost on the additional $2,150,000 cash (at 5% interest rate) used in the acquisition.

(2)           Tax benefit that would have been realized as a result of increased interest expense during the period.

(3)           Weighted average shares outstanding issued to satisfy the $2,000,000 portion of the purchase paid in common stock of GlobalSCAPE, Inc. (to calculate full year outstanding).

GLOBALSCAPE, INC.

PRO FORMA STATEMENT OF OPERATIONS

Year Ended December 31, 2005

	GlobalSCAPE, Inc.	Availl, Inc.	Pro Forma Adjustments		Pro Forma Combined
Revenues:
Software product revenues	$6,096,045	$1,151,056			$7,247,101
Maintenance and support (net of deferred revenue)	582,570	151,302			733,872
Total revenues	6,678,615	1,302,358			7,980,973

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	279,964	—			279,964
Selling, general and administrative	3,986,047	1,134,948			5,120,995
Research and development	869,155	—			869,155
Depreciation and amortization	98,071	7,440			105,511
Total operating expenses	5,233,237	1,142,388			6,375,625
Income (loss) from operations	1,445,378	159,970			1,605,348

Interest and other income	11,307	639			11,946
Interest expense	—	—	(645,000	)(1)	(645,000)
Income (loss) before income taxes	1,456,685	160,609	(645,000)		1,079,794

Total income tax provision (benefit)	9,981	67,412			77,393

Net income (loss)	$1,446,704	$93,197	$(645,000)		$894,901

Net income (loss) per common share - basic	$0.10				$0.06
Net income (loss) per common share -assuming dilution	$0.09				$0.06
Weighted average shares outstanding - basic	13,778,989		716,846	(2)	14,495,835
Weighted average shares outstanding - diluted	15,442,524		716,846	(2)	16,159,370

(1)  Interest expense on the term loan which would have been for $7,000,000 (at 8.75% interest rate) plus interest income lost on the additional $650,000 cash (at 5% interest rate) used in the acquisition.

(2)  Weighted average shares outstanding issued to satisfy the $2,000,000 portion of the purchase paid in common stock of GlobalSCAPE, Inc.

SELECTED FINANCIAL DATA

The selected financial data presented below for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 are derived from our audited financial statements.

Statement of Operations Data:

	Years ended December 31,
	2002	2003	2004	2005	2006
Revenues:
Software product revenues	$5,186,824	$4,734,105	$4,713,191	$6,096,045	$9,395,445
Maintenance and support (net of deferred revenue)	82,679	113,014	217,469	582,570	1,578,236
Total revenues	5,269,503	4,847,119	4,930,660	6,678,618	10,973,681
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	353,918	532,910	371,242	279,964	468,515
Selling, general and administrative	3,580,361	3,613,759	3,456,598	3,986,047	6,142,299
Research and development	848,212	945,395	727,423	869,155	1,230,400
Depreciation and amortization	544,063	390,154	171,834	98,071	99,213
Settlement with ATSI Comm. Inc.	392,905	—	—	—	—
Total operating expenses	5,719,459	5,482,218	4,727,097	5,233,237	7,940,427
Income (loss) from operations	(449,956)	(635,099)	203,563	1,445,378	3,033,254
Interest expense, net	11,783	(5,016)	(1,651)	(620)	(128,362)
Interest income	—	—	—	10,685	60,639
Gain (loss) on sale of assets	—	(1,486)	—	1,242	619
Income (loss) before provision for income taxes	(438,173)	(641,601)	201,912	1,456,685	2,966,150
Total income tax provision (benefit)	175,202	1,400	1,489	9,981	1,003,618
Net income (loss)	$(613,375)	$(643,001)	$200,423	$1,446,704	$1,962,532
Net income (loss) per common share - basic	$(0.05)	$(0.05)	$0.01	$0.10	$0.13
Net income (loss) per common share -assuming dilution	$(0.05)	$(0.05)	$0.01	$0.09	$0.12

Balance Sheet Data:

	December 31,
	2002	2003	2004	2005	2006

Cash and cash equivalents	$480,609	$342,433	$572,959	$2,029,473	$4,632,666
Working capital	368,567	19,203	341,749	1,741,354	2,749,266
Total assets	1,412,042	918,278	971,857	2,901,671	16,367,749
Long term debt including capital lease obligations, less current portion	15,477	—	—	—	3,076,698
Cash dividends per common share	$—	$—	$—	$—	$—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following Management’s Discussion and Analysis of Financial Condition and Results of Operation should be read in conjunction with our financial statement and the notes thereto included elsewhere in this prospectus.

Overview

We develop and distribute secure file management software for individuals and business users to safely send data over the internet and Wide-Area File System (WAFS) collaboration and Continuous Data Protection (CDP) products.  Our file management products guarantee the privacy of critical information such as financial data, medical records, customer files and other similar documents.  In addition, these products ensure compliance with government regulations relating to the protection of information while allowing users to reduce IT costs, increase efficiency, track and audit transactions and automate processes.  Our WAFS and CDP products provide data replication, acceleration of file transfer, sharing/collaboration and continuous data backup and recovery to our customers.  We believe that we are uniquely positioned to provide secure transfer, sharing, and replication of files that need to be transmitted inside the user’s firewall to distributed offices, or outside the user’s firewall to business and trading partners.

The following is a brief description of our products:

•                                          File Management Products — Our File Management products are best known for the “CuteFTP” product line. They primarily consist of products that help users securely move and copy files on the internet. A substantial portion of our revenues are derived from licensing our File Management products. Some of our products encrypt the transfers for security using technology similar to a Web browser. The products consist of three product categories: client, server and compression transfer. Our File Management product line includes CuteFTP Home, Cute FTP Professional, SecureFTP Server, and Enhanced File Transfer.

•                                          Wide-Area File System (WAFS) Products — Our WAFS products provide a file sharing and collaboration solution over multiple sites.  By keeping all data updated on each location’s file server, each site has instant access to the very latest version.  Our WAFS products help ensure that no one can ever open an old file version without user conflicts. Changes made to data on any server are mirrored on all other servers.

•                                          Continuous Data Protection (CDP) Products — Our CDP products consolidate remote backup for file servers.  As files change, the servers backup in real time to the customer’s backup site which can be at the same or a remote location.   The backup server can keep any number of past versions of each file (and deleted files) which gives the customer instant restore, as well as the ability to perform point-in-time snapshots.

Our strategy is to continue enhancing our file transfer products to meet the demands of both individual and enterprise users, while improving the security features of our current product line, and to expand into growing markets through the acquisition of compatible companies and products.  We acquired Availl, a leading provider of Wide-Area File System (WAFS) collaboration and Continuous Data Protection (CDP) products as part of this strategy.  This acquisition expands our technology base into data replication, acceleration of file transfer, sharing/collaboration and continuous data backup and recovery.  We believe that these new products give us entry into two large and rapidly growing markets.

We believe that our continued growth will come not only through the further development of our SecureFTP Server and Enhanced File Transfer products and the growing demand for file security when transferring information across the internet, but also through the aggressive exploitation of the data replication and protection markets.  Based upon estimates by Gartner, Inc., and other consulting groups in our markets, we believe that the WAN optimization/WAFS market is currently $300 million annually and growing at 20% - 30% per year, and the CDP market is of similar size but in the early stages of adoption and growing rapidly.  In addition, we believe that the WAFS and CDP products are highly complementary to our traditional Secure File Transfer products facilitating cross sales and new customer penetration.

Liquidity and Capital Resources

The Company continues to enjoy a strong working capital position resulting from solid net profits from operations over the last eleven quarters, including the quarter ended December 31, 2006.  During September 2006, the Company deployed $3.3 million of its cash as part of the cash consideration in the acquisition of Availl.  At December 31, 2006, we had cash available of $4.6 million and we continue to generate cash in excess of our operational needs.  In addition, the Company has a $750,000 line of credit with Silicon Valley Bank which is unused at this time.

Our capital requirements principally relate to our need to enhance our existing products and to develop or acquire new products.  The amount of our capital expenditures has a direct impact on our ability to offer enhanced and new products to our customers.  We rely heavily on cash flows from operations and these cash flows, prior to 2006, were significantly dependent upon sales of CuteFTP Home and CuteFTP Professional, which accounted for 50% and 30% of our revenues in the years ended December 31, 2005 and 2006, respectively.  The sales of these products have remained relatively flat over the prior two years while becoming an increasingly smaller portion of our total revenue.  Much of the percentage decline of revenues from the sale of these two products was caused by significant increases in the sales of other products in 2006, namely, SecureFTP Server and Enhanced File Transfer, which collectively accounted for 43% and 61% of our revenues in the years ended December 31, 2005 and 2006, respectively.  Revenues in total increased 64% when comparing 2006 to 2005.   On a pro forma basis, when including the results of

operations of Availl for the entire year, GlobalSCAPE’s historical revenues for the year ended December 31, 2006 would have increased by approximately 91% over 2005.

Our principal sources of capital are cash on hand and cash flow from operations.  To the extent that sales decline, our cash flow from operations will also decline.  If sales decline or our liquidity otherwise requires, management may substantially reduce personnel and personnel-related costs, reduce or substantially eliminate capital expenditures and/or reduce or substantially eliminate research and development expenditures. We also have $750,000 of availability under our revolving line of credit and, if necessary, we may also sell equity securities or enter into other credit arrangements in order to finance future acquisitions or licensing activities.

Net cash provided by operating activities was $384,314, $1,549,636 and $2,604,274 in 2004, 2005 and 2006, respectively.  In 2004, net cash provided resulted from an increase in net income primarily as a result of increased revenues, adjustments related to depreciation and amortization as well as decreased accounts receivable.  Net cash provided by operating activities in 2005 was primarily due to an increase in net income resulting from increased revenues plus the favorable cash impact of deferred revenue, offset by an increase in accounts receivable.  Net cash provided by operating activities in 2006 was primarily due to an increase in net income resulting from increased revenues plus the favorable cash impact of deferred revenue, stock compensation expense, and accounts payable.  These cash generating items were offset by an increase in accounts receivable and a decrease in federal income taxes payable.

Net cash used in investing activities for 2004, 2005 and 2006 was $42,250, $102,062 and $7,745,963, respectively.  The purchase of Availl, Inc. was the primary cause of the significant increase in cash used in investing activities in 2006.  Also in 2004, 2005 and 2006, we capitalized the purchase of $42,250, $103,304 and $150,926 in equipment and software, respectively.

Net cash provided (used) in financing activities during 2004, 2005 and 2006 was ($111,538), $8,940 and $7,744,882, respectively.  In 2004, we made principal payments on notes payable of $100,000 and made principal payments of $15,294 on capital lease obligations and received $3,756 for the exercise of stock options.  In 2005 and 2006, we received $8,940 and $28,968 respectively for the exercise of stock options.  In 2006, $3,155,068 was received in connection with the securities purchase agreement with the Selling Stockholders.  And also in 2006 the Company obtained a $5 million term loan from Silicon Valley Bank.  We did not enter into any new capital leases in 2004, 2005 or 2006.

As of December 31, 2006, we had $4,632,666 in cash and cash equivalents, current assets of $6,414,791 and current liabilities of $3,665,525, resulting in working capital of $2,749,266.  The primary components of our current liabilities at December 31, 2006 were $1,539,455 representing the current portion of the term loan we incurred in connection with the Availl acquisition and $1,377,037 of deferred revenues which will be recognized over the remaining term (one to twelve months) of the maintenance and support contracts.  Besides the term loan, at December 31, 2006, our principal commitments consisted of obligations outstanding under operating leases as well as royalty agreements with third parties, federal income tax and trade accounts payable.   The commitments related to royalty agreements are contingent on sales volumes.  We plan to continue to expend significant resources on product development in future periods and may also use our cash to acquire or license technology, products or businesses related to our current business.  The facilities that we currently occupy are expected to be sufficient for the next twelve months.

In order to finance the cash portion of the purchase price in the merger with Availl, GlobalSCAPE entered into a Loan and Security Agreement dated September 22, 2006 with Silicon Valley Bank.  The Loan Agreement provides for a $5.0 million term loan and a $750,000 revolving credit facility.  The term loan bears interest at 1.25% above the bank’s prime rate and matures on September 22, 2009.  Interest and principal are payable in 36 equal monthly installments on the first day of each calendar month beginning October 1, 2006.  The term loan may be prepaid at anytime. We borrowed $5.0 million pursuant to the term loan on September 22, 2006 all of which has been repaid.   The entire amount of the revolving credit facility remains available.  Borrowings under the revolving credit facility bear interest at 1.00% above the Bank’s prime rate and mature on September 22, 2008.  Interest payments are due on the first day of each calendar month.

The term loan and the revolving credit facility are secured by substantially all of the assets of GlobalSCAPE and its subsidiaries including Availl.  The Loan Agreement contains customary covenants including covenants relating to maintaining legal existence and good standing, complying with applicable laws, delivery of financial statements, maintenance of inventory, payment of taxes, maintaining insurance, and protection of intellectual property rights.  GlobalSCAPE and its subsidiaries are also prohibited from selling any of their assets other than in the ordinary course of business, acquiring any other entities, changing the types of business they are engaged in, incurring indebtedness other than that permitted by the Loan Agreement, incurring any liens on their assets other than those permitted by the Loan Agreement, making certain investments or paying any dividends on, or acquiring, any shares of their capital stock.  The Loan Agreement contains two financial covenants.  GlobalSCAPE and its subsidiaries must maintain:

•                                          a ratio of (A) EBITDA less the sum of (i) cash taxes paid and (ii) non-financed capital expenditures (excluding non-cash stock options and taxes already accrued), to (B) the sum of (i) principal plus (ii) interest paid to Bank, of at least 1.5 to 1.00; and

•                                          a ratio of total funded debt to EBITDA of not more than 2.00 to 1.00.

GlobalSCAPE was not in compliance with the first ratio as of December 31, 2006, but received a waiver of this covenant from the lender.  At March 30, 2007, we were in compliance with these covenants.

The loan agreement also contains customary events of default including the failure to make payments of principal and interest, the breach of any covenants, the occurrence of a material adverse change, certain bankruptcy and insolvency events, the breach of other agreements creating indebtedness of $50,000 or more and the entry of a judgment of $50,000 or more against GlobalSCAPE or any of its subsidiaries.

Contractual Obligations

The following table sets forth the future minimum payments required under contractual commitments at December 31, 2006:

	Payments Due by Fiscal Year
Contractual Obligations	2007	2008	2009	Thereafter	Total
Operating Lease	$281,472	$190,063	$81,667	-0-	$553,202
Equipment Leases	3,378	-0-	-0-	-0-	3,378
Term Note	4,610,212	-0-	-0-	-0-	4,610,212
Total Cash Obligations	$4,895,062	$190,063	$81,667	-0-	$5,166,792

Critical Accounting Policies

Use of Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the Unites States.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities.  On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts receivable, long-lived and intangible assets, income taxes and contingencies.  Management bases its estimates on historical experience, observable trends, and various other assumptions that are believed to be reasonable under the circumstances.  Management uses this information to make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from the estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its financial statements.

Revenue Recognition

Our revenue is generated primarily by licensing our software products and providing support for those products.  Revenues are comprised of the gross selling price of the software, including shipping charges and the earned portion of support and maintenance agreements.  In periods where we had revenue from advertising, we recognized the net proceeds received from advertisers as revenue.  The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.

Revenues from the sale of software products are recognized and completely earned upon shipment or electronic delivery of the product provided that persuasive evidence of an arrangement exists, collection is probable, payment terms are fixed and determinable and no significant obligations remain.  The majority of our sales are delivered electronically via email.

We also sell technical support and maintenance agreements (post contract customer support (“PCS”), which are sometimes bundled with the software.  When vendor specific objective evidence (“VSOE”) of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements.  VSOE of fair value is established by the price charged when the same element is sold separately.  In a multiple element arrangement whereby VSOE of fair value of all undelivered elements exists but VSOE of fair value does not exist for one or more delivered elements, revenue is recognized using the residual method.  Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue, assuming collection is probable.  Revenue allocated to PCS is recognized ratably over the contractual term, typically one year.  We sometimes sell installation and training services with our EFT products.  Revenue for installation and training is recognized when performed.

The Company began selling technical support and maintenance services for some of its software products in 2001.  Deferred revenue grew to a balance of approximately $142,000 at December 31, 2002 and remained relatively flat, ending 2003 with a balance of approximately $140,000.  With higher priced support and maintenance for our enterprise class software products and our efforts to renew agreements upon their expiration, sales of these agreements grew in 2004, 2005 and 2006 to $217,000, $583,000 and $1,578,000 respectively.  Growth in the sales of maintenance and support agreements may result in the deferred recognition of a significant amount of revenue in future periods.

Allowance for Doubtful Accounts

We provide credit, in the normal course of business, to a number of companies and perform ongoing evaluations of our credit risk.  We require no collateral from our customers and we estimate the allowance for uncollectible accounts based on our historical experience and current credit evaluations.  No single customer accounted for more than 2% of net revenues in 2004 and 2006.  In 2005, we had one customer that accounted for approximately 2.7% of net revenues.

Valuation of Long-Lived and Intangible Assets

The Company assesses the impairment of long-lived and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Factors considered important which could trigger an impairment review included the following:  significant underperformance relative to historical or projected future cash flows; significant changes in the manner of use of the assets or the strategy for the overall business; and significant negative industry trends.  When management determines that the carrying value of long-lived and intangible assets may not be recoverable, impairment is measured based on the excess of the assets’ carrying value over the estimated fair value.  No impairment was recognized in 2004, 2005 or 2006.

Stock-Based Compensation

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS No.123R) requiring that compensation cost relating to share-based payment transactions be recognized in the financial statements. The cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). Prior to January 1, 2006, we accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations. We also followed the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. We adopted SFAS No. 123R using the modified prospective method and, accordingly, financial statement amounts for prior periods presented in this prospectus have not been restated to reflect the fair value method of recognizing compensation cost relating to stock options.

Research and Development

Research and development expenses include all direct costs, primarily salaries for personnel and expenditures with external development sources, related to the development of new products and significant enhancements to existing products and are expensed as incurred until such time as technological feasibility is achieved.  For the years 2004, 2005 and 2006, we spent approximately $728,000, $869,000 and $1,230,000, respectively, on research and development.  No research and development expenses were capitalized in 2004, 2005 or 2006.

Income Taxes

GlobalSCAPE accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.  The liability method provides that the deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes, as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Deferred tax assets are carried on the balance sheet with the presumption that they will be realizable in future periods when pre-tax income is generated.  Predicting the ability to realize these assets in future periods requires a great deal of judgment by management.  GlobalSCAPE recorded a deferred tax asset at December 31, 2006 of $8,724.

Statement of Financial Accounting Standards (SFAS) No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  After consideration of all of the evidence, both positive and negative, management determined that a $484,853 valuation allowance at December 31, 2004, was necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. No allowance was considered necessary at December 31, 2005 and at December 31, 2006.

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

	2006	2005	$ Change	% Change
Software product revenues	$10,973,681	$6,678,615	$4,295,066	64%
Cost of revenues	468,515	279,964	188,551	67%
Selling, general and administrative expenses	6,142,299	3,986,047	2,156,252	54%
Research and development expenses	1,230,400	869,155	361,245	42%
Depreciation and amortization	99,213	98,071	1,142	1%
Total operating expense	7,940,427	5,233,237	2,707,190	52%
Income (loss) from operations	3,033,254	1,445,378	1,633,556	110%
Other Income (expense)	(67,104)	11,307	(78,411)	(693)%
Income tax expense	1,003,618	9,981	993,637	9,955%
Net Income	$1,962,532	$1,446,704	$515,828	36%

Revenue.  We derive our revenues primarily from software sales.  Revenue is comprised of the gross selling price of software, including shipping charges and the earned portion of support and maintenance agreements.  Revenues increased approximately 64% from 2005 to 2006, from $6,678,615 in 2005 to $10,973,681 in 2006.  Unit volume increased with approximately 240,000 licenses sold in 2005 versus 270,000 sold in 2006.  The 12.5% increase in unit volumes with a richer sales mix of our higher priced enhanced file transfer offerings resulted in an increase in the average selling price of our products from $29.33 in 2005 to $39.87 in 2006.  In addition, the revenue from our Availl acquisition has been included since September 22, 2006 and totaled $683,934. In 2005 and 2006, approximately 50% and 30%, respectively, of our revenues were generated from sales of CuteFTP and CuteFTP Pro.  Combined sales of these products decreased approximately 4% in revenue year over year. Sales of CuteFTP declined approximately 9% while sales of CuteFTP Pro declined approximately 2%. Those changes were the result of the continuing maturity of CuteFTP and CuteFTP Pro, and the availability of low cost alternatives to occasional users.  Our reliance on these products may negatively impact future results from operations if we are unable to maintain revenues from these products or successfully introduce new product offerings.  The small decline in sales performance of CuteFTP and CuteFTP Pro was offset by an increase in sales of our Secure Server and Enhanced File Transfer products.  Sales of these products grew from 44% of our revenues in 2005 to 61% in 2006.  This increase was the result of an increased emphasis of our internal sales group to market and sell these products to meet the needs of businesses to transfer files in a secure fashion using business or enterprise level software. In addition, because of the more complex nature of these products, purchasers require increased maintenance and support.  As a result, our maintenance and support revenues increased by 171% from 2005 to 2006 from $582,570 in 2005 to $1,578,236 in 2006, net of deferred revenue. Our maintenance and support revenues are generally recognized over the life of the agreement. The following table reflects revenue by product including the related maintenance and support for each product:

	Revenue for Year Ended
	December 31,
Product	2006		2005
Enhanced File Transfer	$4,165,948	38%	$1,407,792	21%
CuteFTP Professional	2,244,365	21%	2,285,416	34%
CuteFTP Home	1,023,793	9%	1,130,357	17%
SecureFTP Server	2,521,994	23%	1,503,530	22%
All Others	1,569,811	14%	579,548	9%
Deferred Revenue adjustment	(552,229)	(5)%	(228,028)	(3)%
	$10,973,681	(100)%	$6,678,615	100%
Gross maintenance and support included above before recognition of the net adjustment to defer revenue	$2,031,939		$965,031

Cost of Revenues.  Cost of revenues consists primarily of royalties, a portion of our bandwidth costs as well as production, packaging and shipping costs for boxed copies of software products.  Cost of revenues increased by approximately 67% between periods from $279,964 in 2005 to $468,515 in 2006 due to a increase in royalty expenses related to our software distribution agreements with third parties.  Royalties that we pay on software products licensed from third parties, which we resell, are expensed as a cost of sales when the software product is sold or earlier if the recoverability of any prepaid royalties is in doubt.  Cost of sales as a percent of total revenues was 4.2% and 4.3% respectively for 2005 and 2006.

Selling, General and Administrative.  Selling, general and administrative expenses consist primarily of personnel and related expenses, marketing, customer support,

professional fees, rent, bad debt and credit card transaction fees.  Selling, general and administrative expenses increased by approximately 54% from $3,986,047 in 2005 to $6,142,299 in 2006.  A major portion of this increase is attributable to increased wages and commissions which included the employee headcount increase of fifteen, most of which was associated with the Availl acquisition.  Another large portion of the SG&A increase was caused by compensation expense for 2006 required by the adoption of SFAS 123(r) totaling $497,895 which had no effect on expenses in the prior years.

Research and Development.  Research and development expenses increased by approximately 42% from $869,155 in 2005 to $1,230,400 in 2006. Virtually all of the increase was caused by increases in wages, fringe benefits and contract labor.  A major portion of the increased wages and fringe cost was the result of reclassification of a Vice President level employee from marketing to R&D.   Included in the research and development expenses, external development costs decreased approximately 1% from 2005 to 2006.

Depreciation and Amortization.  Depreciation and amortization expense consists of depreciation expense related to our fixed assets.  Depreciation and amortization expense declined by $1,142, or approximately 1%, year over year.  Depreciation expense has declined due to a slowdown in additions to fixed assets in current periods relative to prior periods.

Other Income (Expense), Net.  In 2005, we had interest expense of $620 related primarily to the financing of insurance premiums.  During 2005, we had interest income of $10,685 as a result of interest earned on excess cash balances, and a gain of $1,242 on the sale of fully depreciated fixed assets. During 2006, we had interest expense of $128,362 related primarily to the financing of the Availl acquisition, interest income of $60,639 as a result of interest earned on excess cash balances and a gain of $619 on sale of fully depreciated fixed assets.

Income Taxes.  The provision for state income taxes in 2005 was $1,065 and the provision for federal income taxes was $8,916 in 2005.  GlobalSCAPE’s effective income tax rate is 0.7% and differs from the federal rate primarily because of a change in the valuation

allowance for deferred tax assets.   The Company utilized remaining net operating loss carryforwards in 2005 to substantially reduce its Federal income tax expense. The provision for state income taxes in 2006 was $3,533 and the provision for federal income taxes was $1,000,085 in 2006.  GlobalSCAPE’s effective income tax rate is 34.5% and differs from the federal rate primarily because of state taxes.

Net Income.  In 2005, net income was primarily the result of the introduction of our Enhanced File Transfer product and the features added to our Secure FTP Server product, resulting in an increase in revenue, while we continued to control expenses. In addition, our 2005 income tax expense was minimized by the use of loss carryforwards from prior years.  Without loss carryforwards in 2006, we paid an additional $993,637 in income taxes and still increased net income by $515,828 over the prior year.  The increase in net income was the result of continued growth of sales of the Enhanced File Transfer and Secure FTP Server products.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

	2005	2004	$ Change	% Change
Software product revenues	$6,678,615	$4,930,660	$1,747,955	36%
Cost of revenues	279,964	371,242	(91,278)	(25)%
Selling, general and administrative expenses	3,986,047	3,456,598	529,449	16%
Research and development expenses	869,155	727,423	146,732	19%
Depreciation and amortization	98,071	171,834	73,763	(43)%
Total operating expense	5,233,237	4,727,097	506,140	11%
Income (loss) from operations	1,445,378	203,563	1,241,815	610%
Other Income (expense)	11,307	(1,651)	12,958	785%
Income tax expense	9,981	1,489	8,492	570%
Net Income	$1,446,704	$200,423	$1,246,281	622%

Revenue.  We derive our revenues primarily from software sales.  Revenue is comprised of the gross selling price of software, including shipping charges and the earned portion of support and maintenance agreements.  Revenues increased approximately 36% from 2004 to 2005, from $4,930,660 in 2004 to $6,678,615 in 2005.  Unit volume decreased with approximately 285,000 licenses sold in 2004 versus 240,000 sold in 2005.  The decrease in unit volumes was offset by an increase in the average selling price of our products from $17.43 in 2004 to $23.33 in 2005 as a result of increased sales of our enhanced file transfer offerings.  The increase in revenues was up quarter over quarter in 2005 compared to the same quarters in 2004.  We believe the economic uncertainty in the first three quarters of 2004 contributed to those periods’ poor performance along with the turnover in our sales force.  Our fourth quarter revenues in 2004 increased approximately 11% over the same quarter in 2003 and approximately 43% in the fourth quarter 2005 over 2004.

In 2004 and 2005, approximately 69% and 51%, respectively, of our revenues were generated from sales of CuteFTP and CuteFTP Pro.  Combined sales of these products increased approximately 1% in revenue year over year. Sales of CuteFTP declined approximately 22% while sales of CuteFTP Pro increased approximately 18%. Those changes were the result of the continuing maturity of CuteFTP and the increasing demand by business users of CuteFTP Pro. CuteFTP Pro has more features and is designed for business use, whereas CuteFTP is for home use only. Users are moving to CuteFTP Pro for the advanced features and security levels. Our reliance on these products may negatively impact future results from operations if we are unable to maintain revenues from these products or successfully introduce new product offerings.  The relatively flat sales performance of CuteFTP and CuteFTP Pro was offset by an increase in sales of our Secure Server and Enhanced File Transfer products.  Sales of these products grew from 14% of our revenues in 2004 to 44% in 2005.  This increase was the result of an increased emphasis of our internal sales group to market and sell these products to meet the needs of businesses to transfer files in a secure fashion using business or enterprise level software. In addition, because of the more complex nature of these products, purchasers require increased maintenance and support.  As a result, our maintenance and support revenues increased by 168% from 2004 to 2005 from $217,469 in 2004 to $582,570 in 2005, net of deferred revenue. Our maintenance and support revenues are generally recognized over the life of the agreement.

The following table reflects revenue by product including the related maintenance and support for each product:

	Revenue for Year Ended
	December 31,
Product	2005		2004
Enhanced File Transfer	$1,407,792	21%	$18,865	* %
CuteFTP Professional	2,285,416	34%	1,943,692	39%
CuteFTP Home	1,130,357	17%	1,452,476	30%
SecureFTP Server	1,503,530	22%	667,926	14%
All Others	579,548	9%	868,489	18%
Deferred Revenue adjustment	(228,028)	(3)%	(40,789)	(1)%
	$6,678,615	100%	$4,930,659	100%
Gross maintenance and support included above before recognition of the net adjustment to defer revenue	$965,031		$258,258

* Less than 1%.

Cost of Revenues.  Cost of revenues consists primarily of royalties, a portion of our bandwidth costs as well as production, packaging and shipping costs for boxed copies of software products.  Cost of revenues decreased by approximately 25% between periods from $371,242 in 2004 to $279,964 in 2005 due to a decrease in royalty expenses related to our software distribution agreements with third parties.  Royalties that we pay on software products licensed from third parties, which we resell, are expensed as a cost of sales when the software product is sold or earlier if the recoverability of any prepaid royalties is in doubt.

Selling, General and Administrative.  Selling, general and administrative expenses consist primarily of personnel and related expenses, marketing, customer support, professional fees, rent, bad debt and credit card transaction fees.  Selling, general and administrative expenses increased by approximately 16% from $3,456,598 in 2004 to $3,986,047 in 2005 as a result of the reduction in the number GlobalSCAPE employees from 45 to 36 in February 2004.

Research and Development.  Research and development expenses increased by approximately 19% from $727,423 in 2004 to $869,155 in 2005. Included in the research and development expenses, external development costs increased approximately 48% from 2004 to 2005.  External development was increased in order to maintain the scheduled releases of increased sales commissions resulting from the higher level of sales in 2005 and increased wages and fringe benefits related to the headcount increase of five from February 2004 to the end of 2005.

Depreciation and Amortization.  Depreciation and amortization expense consists of depreciation expense related to our fixed assets and the amortization of the trademark associated with our purchase of CuteFTP in 1998.  Depreciation and amortization expense declined by $73,763 or approximately 43% year over year.  In addition, depreciation expense has declined due to a slowdown in additions to fixed assets in current periods relative to prior periods.

Other Income (Expense), Net.  In 2004, we had interest expense of $1,651 related primarily to an advance on our line of credit and financing of insurance premiums.  In 2005, we had interest expense of $620 related primarily to the financing of insurance premiums.  During 2005, we had interest income of $10,685 as a result of interest earned on excess cash balances.  During 2005, we had a gain of $1,242 on the sale of fully depreciated fixed assets.

Income Taxes.  The provision for state income taxes in 2004 was $1,489 and there was no provision for federal income taxes in 2004.  GlobalSCAPE’s effective income tax rate was 0.8% and differs from the federal rate primarily because of a change in the valuation allowance for deferred tax assets.  The provision for state income taxes in 2005 was $1,065 and the provision for federal income taxes was $8,916 in 2005.  GlobalSCAPE’s effective income tax rate is ..8% and differs from the federal rate primarily because of a change in the valuation allowance for deferred tax assets.   The Company utilized net operating loss carryforwards in 2004 to eliminate its Federal income tax expense and utilized the remaining net operating loss carryforwards in 2005 to substantially reduce its Federal income tax expense.

Net Income.  In 2004, net income was primarily the result of a slight increase in revenue, a decrease in the cost of revenues, SG&A, research and development and depreciation costs.  Significant effort was put in to controlling expenses in 2004, including the layoff of 9 employees.  In 2005, net income was primarily the result of the introduction of our Enhanced File Transfer product and the features added to our Secure FTP Server product, resulting in an increase in revenue, while we continued to control expenses.

BUSINESS

We develop and distribute secure file management software for individuals and business users to safely send data over the internet and Wide-Area File System (WAFS) collaboration and Continuous Data Protection (CDP) products.  Our file management products protect the privacy of and restrict access to critical information such as financial data, medical records, customer files and other similar documents.  In addition, these products ensure compliance with government regulations relating to the protection of information while allowing users to reduce IT costs, increase efficiency, track and audit transactions and automate processes.  Our WAFS and CDP products provide data replication, acceleration of file transfer, sharing/collaboration and continuous data backup and recovery to our customers.  We believe that we are uniquely positioned to provide secure transfer, sharing, and replication of files that need to be transmitted inside the user’s firewall to distributed branch offices, or outside the user’s firewall to business and trading partners.

Our first product, CuteFTP, a file transfer protocol client program, was first distributed in 1996 and has achieved significant success and popularity.  We built on this success by steadily adding complementary products and believe we now have a reputation as a provider of easy-to use, affordable software for both individual and enterprise users.  Since 2000, we have focused on enhancing our portfolio of products to meet the increasing demand for data security, overcoming the challenges of latency and bandwidth limitations for supporting branch offices and geographically distributed locations, allowing enterprises to backup data across their LAN and WAN as changes are made, and offering solutions that permit non-technical personnel to contribute content to their organizations’ Web sites.  Our software is used worldwide across a wide range of industries.  Through the end of 2006, we had sold approximately 1.6 million software licenses and our customer base includes individual consumers, small to medium-sized businesses, as well as some of the largest corporations in the world.

Industry Background

The internet has become an integral part of operations for companies of all sizes, not only for e-commerce, but also as a means of managing information between central and remote locations and with employees, partners and suppliers.  Corporate information managers must protect business assets, ensure that policies and processes meet regulations governing the management of sensitive information, and ensure that the right people have access to the right information at the right time.  Global operations, diverse business partners and networks further emphasize the need for common standards to ensure compatibility, scalability and cost-effective integration.

Organizations that use the internet for data transfer are also faced with a daunting array of security access and security challenges stemming from various regulatory and business requirements for data privacy and confidentiality.  Regulatory and privacy requirements include legislation such as the Health Insurance Portability and Accountability Act (HIPAA), California

Senate Bill (SB) 1386, and the Gramm-Leach-Bliley Act (GLBA) in the US, and the European Union’s Privacy Directive, some of which impose severe penalties for improper disclosure of confidential information.  Additionally, industry best-practices and self-imposed business requirements include intellectual property and trade secret protection and controls regarding disclosure of proprietary information to minimize corporate risk from the devastating consequences of security breaches.  As corporate Web operations mature, we believe we will see an increasing demand for solutions to facilitate secure file transfers on the internet and for products that provide data replication, acceleration of file transfer, sharing/collaboration and continuous data backup and recovery.

Products

Our current products include Windows®-based, Mac-based, browser-based and server software applications.

FTP Client Programs

File transfer protocol, or FTP, is the language used for file transfers from computer to computer across the World Wide Web.  FTP is most commonly used to download a file from a server using the internet or to upload a file to a server.

CuteFTP.  CuteFTP is a “client-side” program, meaning that it permits a user to request a file from or send a file to an FTP server or host computer.  The user base for this program ranges from corporate MIS professionals who use it to transfer data between locations via the internet, to individual Web site operators who use it to upload their Web pages to their Web hosting provider.  CuteFTP simplifies use of file transfer protocol by hiding the technical processes behind a user-friendly, graphical interface, which allows users to “drag `n drop” files between computers.  It includes an automatic reconnection feature that resumes broken transfers, a transfer queue and a built in HTML editor that allows remote editing of Web pages.  CuteFTP has won several awards, including the CNet Editors’ Choice award, and has been favorably reviewed in leading online and print trade journals such as PC Magazine, WindowsNT, Yahoo Internet Life, CNet’s Download.com and Tucows, as being the most powerful, easy-to-use file transfer protocol program available.  We offer CuteFTP in English, German, French, Spanish, Japanese and Traditional and Simplified Chinese.  CuteFTP was first released in February 1995 by its original author, and was first distributed as a commercial product by GlobalSCAPE in April 1996.  In October 2003, GlobalSCAPE released CuteFTP Mac, our easy-to use FTP client for the Macintosh operating system.  CuteFTP Mac incorporates many of the popular features of CuteFTP for Windows, while adhering to Apple’s Aqua® interface and usability guidelines.

CuteFTP Pro.  CuteFTP Pro is a secure FTP client program designed for advanced users and information technology professionals.  CuteFTP Pro incorporates standards for encrypted transfers using Secure Socket Layer (SSL), HTTP, and SSH2, as well as advanced S/KEY password encryption.  It includes various features attractive to advanced users such as multi-part and concurrent file transfers to maximize transfer speed, scheduled file transfers, automated site backups and scripting ability for automating FTP tasks.  CuteFTP Pro has been favorably reviewed by leading online publications including CNet’s Download.com, ZDNet and PC

Review.  CuteFTP Pro was released in March 2001 and CuteFTP MAC Pro was released in April 2004.

File Transfer Servers

FTP transfers require two software programs:  a client program to start a transfer and a server to accept the connection.  FTP servers are designed to provide businesses with increased security and speedier file transport when compared to e-mail.

Secure FTP Server.  Secure FTP Server complements CuteFTP Pro and other professional FTP clients by enabling encrypted transfers using Secure Socket Layer (SSL), Secure Shell (SSH2) and advanced S/KEY password encryption.  When used with CuteFTP Pro, Secure FTP Server offers a complete digital certificate management system, giving system administrators the ability to create, sign, import, export and add digital certificates, as well as kick off back-end processes.  The latter functionality can be used as a partial or total replacement for more complex enterprise-level electronic data interchange systems (EDI).  Additional features include full remote management capability, the ability to operate multiple FTP sites with unique directory structures from a single server and manage user accounts with advanced restriction settings for maximum security and control.  Secure FTP Server has been favorably reviewed by leading online publications including Server Watch and File Forum.  GlobalSCAPE Secure FTP Server was first released in January 2002.

Enhanced File Transfer Server.  Enhanced File Transfer Server is a hardened file server for enterprise-level solutions.  Building on Secure FTP Server with digital certificate management, Secure Socket Layer (SSL) and S/KEY password encryption, remote administration, multiple site hosting and management, and extensive automation with a full featured event rule library and Component Object Model (COM) extensions, Enhanced File Transfer Server adds repository encryption, additional protocol support, SSH security, data offload capabilities, and automated notification.  The latest version, EFT Server 4, helps customers achieve regulatory compliance with legislation such as HIPAA, Sarbanes-Oxley and Gramm-Leach by providing security functionalities such as secure authentication, secure data transfers, secure storage and advanced encryption and signing.  Enhanced File Transfer Server also offers modules that can be added on to the product such as DMZ Gateway and Secure SMTP Gateway. DMZ Gateway, when combined with the EFT Server, adds a multi-layered security solution that allows implementing the highest levels of security for data storage and retrieval, authentication and firewall transversal. Using a two-way connection originating from the back-end (internal) EFT server, the DMZ Gateway acts as a communication proxy to process requests that replaces inherently insecure inbound connections from the DMZ to your network. GlobalSCAPE’s Secure SMTP Gateway transparently secures outbound emails by holding sensitive messages and sending an email notification to the recipient, who can then retrieve the message and any attachments over a secured HTTPS channel.

Data Replication Products

Businesses with multiple locations have a need to access data in a timely, efficient manner and to be able to move and share data throughout their organizations.  Our data replication products allow users to maintain an exact copy of their live databases so that data is synchronized in multiple databases and to restore data to any point in time.

Wide-Area File System (WAFS)

Our Wide-Area File System (WAFS) product delivers a unified and accelerated file access system, instant file-sharing and server-to-server mirroring across any distance, with full file locking and file coherency and at local hard-drive access speeds.  WAFS delivers a true wide-area file solution for any distance, and any number and complexity of files.  Continuous, real-time multi-directional acceleration and mirroring technology ensures that data exists in multiple places simultaneously and in complete synchronization, no matter where a change in any file is made.  The data mirrors among servers on the customer’s LAN or WAN in real time.  Our WAFS ensures bandwidth efficient WAN utilization, ensures that users have access to the most recent data and the off-line mode ensures continuous data access in the event of WAN or Server outage.  Our WAFS software is easy to deploy and manage remotely.

Continuous Data Protection (CDP)

Our continuous backup software inexpensively delivers backup of changes as they occur, capturing and mirroring all changes at the byte level as they occur, minimizing network traffic and optimizing bandwidth and latency between remote/branch offices.  Our CDP product works on the LAN and across the WAN supporting any number of remote servers to one or more centrally located systems, over any connection protocol allowing for continuous data protection, as any change in a file is made it is automatically mirrored to a secure, remote location.  Our CDP software provides for fast data recovery with minimal data loss.

Web Content Management

Content management generally refers to software that streamlines the process for managing information on a Web site or intranet.

Cascade Server.  Cascade Server (formerly PublishXML) is our Web content management solution.  Cascade Server is designed to solve basic problems endemic to maintaining current information on a Web site such as bottlenecks in the IT department, lack of control and accountability, and miscommunication between content authors and Web developers.  GlobalSCAPE markets the product on its website and provides all leads to Hannon-Hill Corp.  Hannon-Hill acts as the sales agent for this product, and revenues from the sales are split based upon an agreement between the parties with all invoicing and collections being processed by GlobalSCAPE.  Using Cascade Server, developed by Hannon-Hill, a company’s Web administrator may give non-technical personnel the ability to directly revise designated content.  For example, the marketing department could modify pricing, product descriptions and graphics while the human resources department updated its job postings, all without the involvement of technical personnel.  Access by non-technical personnel is limited, however, so that the Web site administrator’s ability to protect the overall infrastructure and design of the site is not compromised.  The program is browser-based with a Windows-like interface, so users can easily access and work on Web sites, eliminating the need for special training.  Changes are made to a copy of an organization’s Web site in a staging area and published to the live site only after group leaders or Web site administrators approve the content for publishing.  Additional features include WYSIWYG (what you see is what you get) editing, visual comparison of proposed changes to the live site, e-mail notification of changes and activity, site statistics, versioning and archiving.  Cascade Server works with any Web site development tool including popular applications such as Front Page and Dreamweaver, and can be implemented without deconstructing (re-building) the existing Web site.  The program is scaled to meet the needs of small to medium-sized businesses, but can be used by large organizations for intranet or independent Web site management.  Cascade Server was released in April 2004 under the name PublishXML.

Internet Products

We offer a variety of software products which can be purchased and downloaded directly from our automated website.  These products include products that range in price from $3.99 to $1,9995.00 for a single license.  Products for web page content management and design include CuteHTML, CuteHTML Pro and CuteMAP.  We also offer a file compression product, CuteZIP, and a product for conducting online surveys, Web Survey.

These products are easy to install and use, making them good products to attract users to our website.

Strategy

Our goal is to build upon our successful market position in FTP, WAFS and CDP, in order to provide business users with secure and efficient solutions for their growing file access and transfer and data replication and protection needs.  We continue to enhance and develop high quality, affordable software that enables organizations and individuals to easily create, move and manage Web and file-based data in a secure, collaborative environment.  We have successfully established a brand in the market for internet software productivity tools with our file management products, CuteFTP and CuteFTP Pro.  We believe that our continued growth will come not only through the further development of our SecureFTP Server and Enhanced File Transfer products and the growing demand for file security when transferring information across the internet, but also through the aggressive sale and marketing of our WAFS and CDP products, which we believe represent two high growth markets that are new markets for GlobalSCAPE.  Based upon estimates by Gartner, Inc., and other consulting groups in our markets, we believe that the WAN optimization/WAFS market is currently $300 million annually and growing at 20% - 30% per year, and the CDP market is of similar size but in the early stages of adoption and growing rapidly.  In addition, we believe that the WAFS and CDP products are highly complementary to our traditional Secure File Transfer products facilitating cross sales and new customer penetration.

GlobalSCAPE believes that our products represent a low cost solution for businesses for their access and secure file transfer and data replication and protection requirements because we do not require the purchase of a whole suite of products. Our Secure FTP Server, Enhanced File Transfer, WAFS and CDP products offer modules to form the comprehensive solutions needed by businesses to solve their particular needs. Maintenance and support agreements are purchased with most of our higher-end server products by businesses. We will also continue to market our content management solutions that help non-technical professionals manage their organization’s Web sites without reliance on information technology professionals.

Key elements of our strategy are:

Continue to enhance and develop features of our products.  Corporate and individual users are increasingly concerned with security and data replication and protection.  We have added the Enhanced File Transfer (EFT) enterprise solution to our product line for businesses to meet the needs of security issues when transferring files in and out of their servers across the internet and we acquired Availl in 2006 in order to offer customers a data replication and protection solution.  We intend to continue to develop and add features throughout 2007 to meet the demand for file transfer security and data replication and protection through Enhanced File Transfer Server, WAFS and CDP and to consumers and smaller businesses through our other well known FTP products, CuteFTP Home and CuteFTP Professional and Secure FTP Server.

Pursue strategic product and acquisition opportunities.  In 2005, we added modules and further developed our Secure FTP Server and EFT products.  In September 2006, we acquired Availl which allowed us to add our WAFS and CDP products.  We will continue to look for opportunities to develop, acquire or add synergistic products or technologies that enhance the success of these products.

Continue sales of Cascade Server.  We have invested considerable time and effort in the marketing of Cascade Server (formerly PublishXML), our content management product introduced in April 2004.  We continue to believe that the demand for Web content management solutions is strong.  We have released new versions of this product and continue to evaluate all aspects of our management of this product, including pricing, ease of installation and use, program functionality, and marketing and sales strategies.  We intend to continue to pursue sales and distribution of this product. In order to concentrate our efforts in this area on Cascade Server, we discontinued the sale of PureCMS through our sales agreement with Hannon-Hill in 2005.

Continue to develop a more robust reseller channel.  During 2005 and 2006, we continued our emphasis on the development of our third party reseller channels by hiring sales people with reseller sales backgrounds and developing relationships with new resellers. In particular, we attempt to reach “value-added” resellers such as system design consultants.  We believe sales will be significantly enhanced if we are able to recruit numerous resellers who have existing relationships with prospective customers.

Increase our maintenance and support business.  Maintenance and support contracts are an important part of our product offering for our Enhanced File Transfer Server, WAFS and CDP products.  Our maintenance and support revenues increased by 168% from 2004 to 2005 and by 171% from 2005 to 2006.

Develop our internal sales staff.  During 2005 and 2006, we continued the development of our internal direct sales force to better sell our more complex products, such as Enhanced File Transfer, Secure FTP Server, WAFS, CDP and Cascade Server.  We intend to continue to develop our sales staff through further training and certification.

Continue to develop online marketing capabilities.  We believe we have significant expertise in driving online sales via online marketing activities, including product placement on third party sites such as search engines and referral sites, and electronic mail campaigns.  This type of sales activity is particularly well suited to certain of our lower priced products because of the lower cost of sale.  We intend to continue to leverage our established Web presence to drive online sales as well as supporting our direct and reseller sales efforts.

Sales and Marketing

Since 2003, we have increased our emphasis on developing our internal sales staff and reseller channels to capture those sales that require personal attention, such as sales of our more complex products Enhanced File Transfer Server, WAFS and CDP, sales to larger enterprises and sales of maintenance and support contracts. We require training, testing and professional development of our sales people to insure that they are capable of meeting the needs of our customers.

We also sell our FTP Client Programs, Secure FTP Server and our internet products via download from our Web site, www.globalscape.com.  Prospective buyers may use our software products free during an evaluation period of up to thirty days.  The programs are automatically disabled if a license is not purchased by the end of the trial period.  Our current products typically range in price from $3.95 to $1,995.00 per license.  Historically, the majority of our software sales have been made online using a credit card.  Our software is also available for download from a variety of independent internet software sites such as CNet’s Download.com, as well as sites in Western Europe, Canada, Australia, and Asia.  We distribute a limited number of copies on CD in Fry’s and Micro Center stores in the United States and through numerous international resellers.  We provide free customer support via a searchable knowledge base on our Web site and sell “live” support and maintenance packages.

Seasonality

Historically, our internet sales have been subject to seasonal variations. We experience significantly less sales volume during national holidays and weekends when compared to normal business days.  In the fourth quarter of

2005, our sales revenues decreased approximately 5% over the prior quarter.  However, this trend did not exist in 2006 where the internet sales increased in the fourth quarter by 7% over the third quarter of the same year.  Over the past two years internet sales have remained relatively flat while sales of our file transfer server products have increased by 130% growing to become 61% of total sales.  As a result of this change in mix of products and the apparent reversal of the internet sales seasonality in 2006, we do not expect seasonality to have a significant impact on sales in the year ahead.

Network and Equipment

We have contracted with various network providers for internet access.  Our arrangements provide for redundancy in the event of a failure, and also for rapid expansion of available bandwidth in the event that there is a dramatic increase in demand.  To protect critical customer data, GlobalSCAPE’s secure server utilizes Secure Sockets Layer encryption.  We have dedicated servers on and off site and expansion plans in place to allow rapid and cost effective scalability.

Research and Development

Our internal software engineers are responsible for software design, managing the development process, testing and quality assurance.  We utilize offshore developers for a large portion of the coding phase of software development.  All phases of development, including scope approval, functional and implementation design, object modeling and programming, are subject to internal quality assurance testing.  Our use of external developers allows us to tap into a highly skilled labor pool, maintain a 24-hour development schedule, decrease time to market, and minimize programming costs.

For the years 2004, 2005 and 2006, GlobalSCAPE spent approximately $728,000, $870,000, and $1,230,400, respectively, on research and development, all of which were expensed.

Competition

The file management, content management and Web development software market sectors are intensely competitive, subject to rapid change and are significantly affected by new product introductions and other activities of market participants.  Our primary competitors vary by product and are listed below.

CuteFTP.  CuteFTP exists in a highly competitive environment with several hundred FTP software utilities available on the internet.  We believe our primary competitors are WS_FTP from Ipswitch, Inc. and FTP Voyager by Rhino Software, Inc.  CuteFTP was the second Windows-based FTP client to market and is consistently the most frequently downloaded

FTP client on popular download sites.  CuteFTP Mac, our FTP client for the Macintosh platform, competes with Fetch, by Fetch Softworks, Interachry, by Stairways Software Pty Ltd., and Transmit FTP, by Panic Inc.

CuteFTP Pro.  CuteFTP Professional competes in the higher end of the same market as CuteFTP, targeting the security-minded IT professional.  CuteFTP Professional is positioned as one of the only secure FTP client programs that support a wide range of security standards related to the FTP protocol.  Competitors in the general FTP market offer products that support a smaller subset of these security standards and address a narrower segment of the secure FTP market.  Competitors include Van Dyke, Inc., Ipswitch, Inc., and Rhino Software, Inc.

Secure FTP Server.  Secure FTP Server competes against a limited number of secure Windows-based FTP servers.  We believe our primary competitors are WS_FTP Server and Serve-U.  Secure FTP Server has the advantage of leveraging the success of CuteFTP Pro through product integration, offering proprietary extensions to the FTP protocol, and cross-marketing efforts to an existing customer base.

Enhanced File Transfer Server.  Enhanced File Transfer Server competes in the managed file transfer server market.  We believe our primary competitors are Tumbleweed, Sterling, Proginet, and SSH’s Tectia.  Enhanced File Transfer Server has the advantage of being very cost effective in its market while leveraging and extending the security and file management features of our other FTP products.

Cascade Server.  The “content management” market is diverse and encompasses the areas of knowledge management, document management, digital asset management and Web content management.  Cascade Server is designed for Web content management.  The market for Web content management solutions for Fortune 500 companies and other large organizations is dominated by companies such as Vignette, Interwoven, Documentum, Stellant and Microsoft, each of which offers solutions that can cost hundreds of thousands of dollars.  We do not intend to compete in this market but are focused on small to medium-sized businesses with a simpler, affordably priced solution.  We believe that we have a competitive advantage in that we are better known than some of our competitors among technology professionals who are already familiar with our file management programs, CuteFTP and CuteFTP Pro.

We offer Cascade Server as a packaged solution.  A “packaged solution” means that we license a copy of the software to the customer for a one-time fee to install and use on their own servers.  Our competitors include providers of online solutions, such as Atomz, Crown Peak, and iUpload, and providers of packaged solutions, including Macromedia’s Contribute, Userland, Infosquare and Ektron.  Cascade Server also competes against software that incorporate subsets of Web content management functions in Web authoring programs, such as Microsoft’s FrontPage, and Macromedia’s Dreamweaver and Contribute.

Web Survey.  Competitive products include both applications and services including Zoomerang, WebSurveyor, EZSurvey and SurveyMonkey.  We believe Web Survey has an advantage of a lower total cost of ownership than the competition.

CuteHTML.  CuteHTML exists in a highly competitive environment with approximately one hundred text-based HTML editors.  CuteHTML’s competition includes HomeSite from Allaire, Inc.  CuteHTML’s advantage is that it doesn’t add extraneous code to Web pages, an attribute preferred by many professional Web masters.

CuteHTML Pro.  CuteHTML Pro faces heavy competition from visual or “WYSIWYG” editors such as Front Page, by Microsoft, Dreamweaver, by Macromedia Inc., and competition from other direct editors, such as Homesite, also by Macromedia Inc.  CuteHTML Pro’s advantage is its appeal to professional Webmasters who typically shun visual editors in favor of the extra features and added control provided by direct editors such as CuteHTML Pro.

CuteMAP.  CuteMAP competes against approximately 65 image-mapping utilities, which exist in a niche market.  Primary competitors include CoffeeCup Image Mapper, Ulead Smart Saver and MapEdit.  CuteMAP has the advantage of being able to leverage the success of CuteHTML through product integration and cross-marketing efforts to an existing customer base.

CuteZIP.  CuteZIP exists in the highly competitive file compression utility market, competing against several hundred file compression utilities.  Its main competitors include WinZIP, the current market leader, and NetZIP.  CuteZIP’s main advantage is that it is one of the only compression utilities offering 128-bit encryption to secure compressed files.  In addition, users can create self-extracting encrypted archives that recipients may open even if they don’t have a zip utility installed.

WAFS.  WAFS competes in the Wide-Area File System/Storage market.  We believe our primary competitors are Riverbed, Packeteer and Expand.  We believe that WAFS has the advantage of being a software only solution which leverages corporate infrastructure and minimizes the total cost of ownership.

CDP.  Continuous Data Protection competes in the highly competitive CDP market.  We believe our primary competitors are CA XOsoft, Doubletake and Symantec.  We believe that CDP has the advantage of transparently and continuously capturing data from local and remote servers, eliminating the backup window and restoring data instantly.

We have limited information regarding our products’ market shares in their respective categories.  Many of our competitors have substantially greater financial, technical, sales, marketing, personnel, and other resources, as well as greater name recognition and a larger customer base than we do.  Significant competition characterizes the markets for our products and we anticipate that we will face increasing pricing pressures from competitors in the future.  Moreover, given that there are low barriers to entry into the software market, and the market is rapidly evolving and subject to rapid technological change, we believe that competition will persist and intensify in the future.  We have experienced price declines on some products over the last several years.  A reduction in the price of our products would negatively affect gross margins as a percentage of net revenues, and would require us to increase software unit sales, in order to maintain net revenues at existing levels.  For more discussion on the risks associated with our competition, you should read the information under “Risk Factors – Risks Related to Operations – GlobalSCAPE may not be able to compete effectively with larger, better positioned companies, resulting in lower margins and loss of market share.”

Intellectual Property

Our trademarks, copyrights and technology are central to our business.  We protect our intellectual property rights through a combination of licenses, trademarks, service marks, copyrights, trade secret laws and restrictions on disclosure.

We currently have registered trademarks for GlobalSCAPE, CuteFTP Pro, CuteZIP, and CuteMAP.  We rely on common law trademark rights for CuteFTP, CuteHTML, GlobalSCAPE Secure FTP Server, GlobalSCAPE Transfer Engine, ContentXML, and Enhanced File Transfer Server and plan to seek re-registration for that mark in the near future.  We have obtained United States copyright registrations for all but the most recently developed versions of our software applications, and have applied for registration for the most recently developed versions.

We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.  Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem.  In selling our products, we rely primarily on click-wrap licenses that are not signed by licensees, and may be unenforceable under the laws of certain jurisdictions.  In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States.  In addition, the number of patents applied for and granted for software inventions is increasing.  Consequently, there is a growing risk of third parties asserting patent claims against us. We have received, and may receive in the future, communications from third parties asserting that our products infringe, or may infringe, the proprietary rights of third parties, seeking indemnification against such infringement or indicating that we may be required to obtain a license or royalty from such third parties.  For more discussion on the risks associated with our intellectual property, you should read the information under “Risk Factors,” especially “Risks Related to Legal Uncertainty.”

Employees

As of March 1, 2007, we had 56 full-time and part-time employees organized within seven functional areas.  The employee distribution according to function is as follows:

Department	Number of Employees
Management and Administration	9
Research and Development	5
Quality Assurance	3
Marketing	7
Information Services	5
Sales	16
Customer Support	11

None of our employees are covered by collective bargaining agreements and we believe our employee relations are good.

Properties

Our corporate office is located in a technical park in northwest San Antonio called University Park Tech Center II.  Our lease for the 14,700 square foot facility expires in September 2008.  Our annual rent is approximately $191,000.  Availl is located in an office park in Andover, Massachusetts called Brickstone Square.  Our lease for the 3920 square foot facility expires in October 2009.  Our annual rent is approximately $90,800. We believe these facilities will be suitable for our current business needs and that suitable additional space will be available on acceptable terms when needed.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and experience of each of our directors and executive officers.

Name	Age	Position
Thomas W. Brown	63	Chairman of the Board and Director

Mr. Brown has been an independent stockbroker and investment advisor in San Antonio since 1995. He entered the securities brokerage business in 1967 after receiving an M.B.A. from Southern Methodist University. In recent years, he has also been involved in the real estate development business in San Antonio in addition to stock and bond investments. Mr. Brown currently serves as a member and Chairman of the Board of Directors of the Company and has served in such capacity since June 2002.

David L. Mann	56	Director

Mr. Mann has been in the real estate development and home building business since his graduation from Southern Methodist University in 1975 where he earned a B.B.A. For the past twenty years, he has worked exclusively in the San Antonio, Texas market. Mr. Mann currently serves as a member of the Board of Directors of the Company and has served in such capacity since June 2002.

Phillip M. Renfro	61	Director

Mr. Renfro is currently a retiring partner at Fulbright and Jaworski, L.L.P., where from 1983 to 2005, he was division head of the Corporate, Business and Banking Section.  Prior to his career in corporate law, from 1980 to 1983, he was President and CEO of Resco International, Inc., an oil field service company.  He currently serves on the board of Enzon Pharmaceuticals, Inc., Bridgeport, New Jersey. Mr. Renfro was elected as a director of GlobalSCAPE in September 2006.

Frank M. Morgan	58	Director

Since 2005, Mr. Morgan has served as the Vice President and General Manager of the Information Systems Department, Intelligence Solutions Division, of L-3 Communications Services Group, managing offices in Reston, Virginia, Colorado Springs, Colorado, and San Antonio, Texas.  He held a similar position with Titan Corporation from 2001 to 2005 before its acquisition by L-3. From 1996 to 2001, Mr. Morgan worked for BTG, Inc. (acquired by Titan Corp.), a publicly traded software development company and computer security product value added reseller.  As Vice President of Federal Sales, Mr. Morgan was responsible for marketing this product across the federal government.

Mr. Morgan spent 26 years in the Air Force, retiring in 1996 as a Colonel.  His assignments included three tours at the Pentagon in both operations and acquisitions.  He holds a B.S. in Aeronautical Engineering from the Air Force Academy, a M.S. in Human Resources Management from the University of Utah, and a M.S. in National Security and Strategic Studies from the Naval War College. Mr. Morgan was elected as a director of GlobalSCAPE in November 2006.

Charles R. Poole	64	President, Chief Executive Officer and Director

Mr. Poole currently serves as GlobalSCAPE’s President and has served in such capacity since February 2004. Mr. Poole also currently serves a director of GlobalSCAPE and has served in such capacity since February 2004. From September 2003 until February 2004, he served as GlobalSCAPE’s Vice President of Sales and Marketing. Mr. Poole has over twenty years of experience in senior management and sales with telecommunications companies, most recently as the President of GlobalSCAPE’s former parent company, ATSI Communications, Inc., from 1998 – 2001. Mr. Poole served as a Senior Vice President for A+ Communications, responsible for paging, cellular and telemessaging sales from 1995 – 1997, as General Manager of American Paging, Texas from 1994 – 1995, as a Division Manager of Data Documents, Inc. of Omaha, Nebraska from 1992 – 1994, as President of GeoCom Partners, a satellite-based telecommunications company from 1989 – 1992, as Senior Vice President of MobileComm (a BellSouth Company) from 1984-1989, and as Regional Vice President of Burroughs Corp (now Unisys) from 1966-1984.

Jeffrey Gehring	50	Vice President of Sales

Mr. Gehring serves as GlobalSCAPE’s Vice President of Sales and has been with GlobalSCAPE since November 2004 in that capacity. Mr. Gehring is responsible for GlobalSCAPE’s inbound sales, corporate sales and the reseller program. Mr. Gehring was employed by Nextel Partners as Director of Sales in 2004, where he coordinated sales across the country. From 2003 to 2004, Mr. Gehring was Sales Manager for GlobalSCAPE, performing the duties he presently holds. From 2002 to 2003, Mr. Gehring was a principal in a start-up business, ConnectOne Telecom, where he got the business off the ground from the organizational stage to operations. Prior to 2002, Mr. Gehring was Director of Sales and Marketing at UDP, a telecommunications billing, order management and customer service software company. In addition to his UDP experience, he has more than 20 years of operational and sales management experience in large and medium-sized businesses, including Unisys, Bell South and Metrocall. His experience includes strategic planning and implementation for companies that require rapid growth, as well as establishing processes and policies that foster world-class sales organizations.

Gregory Hoffer	34	Vice President and Chief Technology Officer

Mr. Hoffer serves as Vice President and Chief Technology Officer and has been employed by GlobalSCAPE since May 2000. Mr. Hoffer is responsible for overseeing all software development and Web development at GlobalSCAPE. Before joining GlobalSCAPE, Mr. Hoffer held software development positions at the consulting firm of Marotz, Inc. Prior to that, Mr. Hoffer managed the IT department and was head of the computer science department at Saint Mary’s Hall, a private school in San Antonio, Texas. Mr. Hoffer received a bachelor’s degree in computer science from Trinity University and is pursuing his master’s degree in computer science.

Ellen Ohlenbusch	41	Vice President of Marketing and Strategic Alliances

Ms. Ohlenbusch serves as Vice President of Marketing and Strategic Alliances.  She is responsible for overall marketing strategy and strategic partnerships that encompass technical and business relationships. She joined GlobalSCAPE in September 2006 via the acquisition of Availl, Inc., where she was Co-Founder and Senior Vice President of Sales and Business Development. She was instrumental in securing initial funding and defining the go to market strategy for the company’s products and successfully led the rapid growth of the company revenue. Ms. Ohlenbusch has 20+ years of marketing, sales, business and corporate development experience with a track record of success in early stage start-up ventures. Prior to Availl she held the position of Vice President of Business Development at InfiniumSoftware, a developer of enterprise business solutions, where she drove partner strategies and development of product offerings. As founding member of the management team and Sr. Vice President of Sales and Corporate Support at Omtool, a developer of enterprise communication and secure document routing solutions, she developed and implemented the worldwide sales strategy, from the initial enterprise sale to over $38 million in sales and was instrumental in taking the company to a successful IPO. Ms. Ohlenbusch has held various sales and marketing positions with Texas Instruments, Analog Devices, and LTC.

K. Earl Posey	64	Vice President of Investor Relations/Business Operations

Mr. Posey serves as GlobalSCAPE’s Vice President of Investor Relations/Business Operations. Mr. Posey is responsible for locating technologies, partners and/or companies that fit within GlobalSCAPE’s strategies and developing relationships that will grow GlobalSCAPE’s business. Prior to joining GlobalSCAPE in January of 2006, he was Vice-president of Administration for ATSI, Inc. an international telecommunications company located in San Antonio, from 2000-2003. During 2004 and 2005, he was the Senior Principal and founder for Gossyppia Partners, a management consulting firm specializing in development of strategic management plans for corporations. Mr. Posey did his graduate and post graduate work at Vanderbilt University.

Timothy J. Barton	42	Vice President of Operations

Mr. Barton serves as GlobalSCAPE’s Vice President of Operations. He is responsible for coordinating the product managers ideas and specifications with engineering and insuring performance of quality assurance on completed products. Prior to joining GlobalSCAPE in March 2006, Mr. Barton served as Chief Architect of Secure Logix Corporation, where he was responsible for requirements definition and product design. Mr. Barton was employed by Secure Logix from 1998 to 2006 and held positions of Director of Software Engineering and ETM Development Manager prior to becoming Chief Architect in 2005. Prior to Secure Logix, Mr. Barton held positions of Research Analyst and Senior Research Analyst at Southwest Research Institute where he developed software for the US Military and NASA. Mr. Barton holds a B.S. in Computer Science from Slippery Rock University.

Bernard Schneider	62	Chief Financial Officer

Mr. Schneider serves as GlobalSCAPE’s Chief Financial Officer. Prior to joining GlobalSCAPE in June 2006, from 1992 until June 2006, Mr. Schneider served as Chief Financial Officer of Friedrich Air Conditioning Company. Mr. Schneider received his B.S. in Accounting from LSU and his MBA from Mississippi College. He received his CPA license in Texas in 1975.

Chuck Shavit	50	Chief Scientist

Mr. Shavit serves as GlobalSCAPE’s Chief Scientist and took on this role after the acquisition of Availl by GlobalSCAPE in September 2006. At Availl, he was a cofounder and served as CEO and CTO. He is responsible for providing input on technology and innovation issues relating to existing and future GlobalSCAPE products.

Prior to founding Availl in 2002, Mr. Shavit was a Senior Manager of the Systems Solutions group at Viewlogic Systems, where he was responsible for managing the development and delivery of E-CAD Solutions to the systems market. He was a director of Product Testability at Kendall Square Research, a pioneering parallel supercomputing company. In addition, Mr. Shavit was a co-founder and Vice President of Engineering at Clarity Systems, a VLSI-CAD pioneer. Mr. Shavit has a B.Sc in Physics from Tel-Aviv University, and was a Visiting Scientist at IBM’s Thomas J. Watson Research Center in Yorktown Heights, NY, working on massively parallel supercomputer development.

On November 13, 2006, our Board of Directors and Messers Brown, Mann, Poole and Schneider, the holders of the requisite number of shares of common stock, acting by written consent in lieu of a meeting, approved an amendment to our certificate of incorporation creating a classified Board of Directors. The Board of Directors has been divided into three classes designated as Class I, Class II and Class III, respectively. Directors will be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the 2007 annual meeting of stockholders, the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years. At the 2008 annual meeting of stockholders, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the 2009 annual meeting of stockholders, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

GlobalSCAPE’s certificate of incorporation and bylaws require us to have at least three directors but no more than twelve. The number of directors is set by the Board of Directors and is currently five. Mr. Poole, our President and Chief Executive Officer, is the only director who is an employee of the Company. The make-up of the Board of Directors is as follows:

•                  Class I directors, whose terms end in 2007, will serve out their current terms in full and stand for election at the 2007 annual meeting for three-year terms ending in 2010.

•                  Class II directors, whose terms end in 2008, will serve out their current terms in full and stand for election at the 2008 annual meeting for three-year terms ending in 2011.

•                  Class III directors, whose terms end in 2009, will serve out their current terms in full and stand for election at the 2009 annual meeting for three-year terms ending in 2012.

Thomas W. Brown and Charles R. Poole are the Class III directors, David L. Mann is the Class II director and Phillip M. Renfro and Frank M. Morgan are the Class I directors.

Board Independence

A majority of the members of the Board of Directors, as well as all members of the Audit, Compensation, and Nominating Committees, are “independent,” as currently defined by the Securities and Exchange Commission and the listing standards of the American Stock Exchange.

Compensation Committee Interlocks and Insider Participation

Prior to December 2006, the Board of Directors did not have a Compensation Committee and compensation matters were considered by the entire Board, including Mr. Poole, our Chief Executive Officer.  In December 2006, the Board appointed Messrs. Morgan, Mann and Renfro to the Compensation Committee, all of whom are “independent” as currently defined by the Securities and Exchange Commission and the listing standards of the American Stock Exchange. There were no compensation committee interlocks.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

We compensate our management through a combination of base salary, incentive bonuses and long-term equity based awards in the form of stock options which is designed to be competitive with those of a group of companies which we have selected for comparative purposes in order to attract and retain our executive officers while also creating incentives which will align executive performance with the long-term interests of our stockholders.

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers named in the Summary Compensation Table below, whom we sometimes refer to as our named executive officers or NEOs, and places in perspective the data presented in the tables and narrative that follow.

Our Compensation Committee

Our Compensation Committee approves, implements and monitors all compensation and awards to executive officers including the chief executive officer, chief financial officer and the other NEOs.   The Committee’s membership is determined by the Board of Directors and is composed of three non-management directors. The Committee  has the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate in its sole discretion. During 2006, the Committee did not delegate any of its responsibilities.

The Committee periodically approves and adopts, or makes recommendations to the Board for, GlobalSCAPE’s compensation decisions (including the approval of grants of stock options to our named executive officers).   In the first quarter of each year, Mr. Poole, the Chief Executive Officer, submits his recommendations for salary adjustments and long-term equity incentive awards based upon his subjective evaluation of individual and company performance and his subjective judgment regarding each executive officer’s salary and long-term equity incentives, for each executive officer except himself, to the Compensation Committee.

The Compensation Committee reviewed all components of compensation for our executive officers, including salary, bonuses, long-term equity incentives, the dollar value to the executive and cost to GlobalSCAPE of all perquisites and all severance and change of control arrangements.  Based on this review, the Compensation Committee determined that the compensation paid to our executives officers reflected our compensation philosophy and objectives.

Compensation Philosophy and Objectives

Our underlying philosophy in the development and administration of GlobalSCAPE’s annual, incentive and long-term compensation plans is that our compensation system should be designed to attract and retain talented executives while also creating incentives which reward performance and align the interests of our NEOs with those of GlobalSCAPE’s stockholders.  Key elements of this philosophy are:

•                                Establishing base salaries which are competitive with the companies in our comparative group, within GlobalSCAPE’s budgetary constraints and commensurate with GlobalSCAPE’s salary structure.

•                                Rewarding our NEOs for outstanding company-wide performance as reflected by financial measures, such as sales revenue or net income, or other goals, such as the consummation of an acquisition.

•                                Providing equity-based incentives for our NEOs to ensure that they are motivated over the long-term to respond to GlobalSCAPE’s business challenges and opportunities as owners rather than just as employees.

Attracting and Retaining Executive Talent.

As a small company, we recognize that while we must pay salaries which help us to attract and retain talented executives who will help our company grow, we must do so within budgetary constraints. As a result, we generally set our base salaries at a level which is at the 25th percentile relative to a comparison group consisting of a list of San Antonio-based companies with a similar number of employees maintained by Salary.com. Salary.com is a national compensation benchmark subscription service with over 7,000 subscribers consisting of over 10 million employees that offer real time survey information on general industry positions that can be searched by revenue and company size.  We use this list because we believe that it provides us with a useful starting place in setting initial base salaries for our NEOs and we have chosen the 25th percentile because we believe it is reflective of our small size and budgetary constraints.  With respect to new NEOs, we take into account their prior base salary and annual cash incentives, as well as the contribution expected to be made by the new executive officer, our business needs and the role of the new NEO with GlobalSCAPE.  Annual adjustments are made based upon a “raise pool” which is subjectively determined by our chief executive officer and approved by the Compensation Committee.

Rewarding Performance.

We reward outstanding performance with cash bonuses which are based on financial measures, such as sales revenue or net income, or other goals, such as the consummation of an acquisition. For more information on our bonus program, see the discussion below under “—Elements of Executive Compensation—Incentive Compensation.”

Aligning Executive and Stockholder Interests.

We believe that equity-based compensation provides an incentive to our NEOs to build value for our Company over the long-term and aligns the interests of our NEOs and stockholders.  We use stock options because we believe that options will generate value to the recipient only if our stock price increases during the term of the option.  The stock options granted to our NEOs vest solely based on the passage of time, other than in the event of a change of control.  We believe that time-vested equity awards encourage long-term value creation and executive retention because executives can realize value from such rewards only if they remain employed by us until the awards vest.

Elements of  Executive Compensation

The compensation currently paid to GlobalSCAPE’s executive officers consists of three core elements: base salary, bonuses under a performance-based, non-equity incentive plan and stock option awards granted pursuant to our 2000 Employee Long-Term Equity Incentive Plan, which we refer to as the 2000 Employee Plan, plus other employee benefits generally available to all employees of GlobalSCAPE.  We believe these elements support our underlying philosophy of attracting and retaining talented executives while remaining within our budgetary constraints and also creating cash incentives which reward company-wide and individual performance and aligning the interests of our named executive officers with those of GlobalSCAPE’s stockholders by providing the named executive officers equity-based incentives to ensure motivation over the long-term.  We view the three core elements of compensation as related but distinct.   Although we review total compensation, we do not believe that significant compensation derived from one component should increase or reduce compensation from another component.  We determine the appropriate level for each component of compensation separately.  We have not adopted any formal or informal policies or guidelines for allocating compensation among long-term incentives and annual base salary and bonuses, between cash and non-cash compensation, or among different forms of non-cash compensation; however, we do consider the age, tenure and seniority of each named executive officer in making compensation decisions.

GlobalSCAPE does not have any other deferred compensation programs, other than for our CEO, or supplemental executive retirement plans and no perquisites are provided to GlobalSCAPE’ executive officers that are not otherwise available to all employees of GlobalSCAPE, and no perquisites are valued in excess of  $10,000 per employee.

Base Salary.  In determining base salaries for the named executive officers of GlobalSCAPE, we aim to set base salaries at a level we believe enables us to hire and retain individuals in a competitive environment and to reward individual performance and contribution to our overall business goals while remaining within our budgetary constraints.  We review the salary structure of GlobalSCAPE on an annual basis to ensure our competitiveness at the 25th percentile level.

The base salaries paid to our NEOs in 2006 are set forth below in the Summary Compensation Table.  For 2006, base salary cash compensation was $574,503 with our CEO receiving $162,512.  We believe that the salaries paid achieved our objectives.

Base salaries are adjusted on an annual basis.  During the fourth quarter of each year, our chief executive officer subjectively determines a “raise pool” for the other NEOs and submits this amount to the Compensation Committee for its approval.  For 2006, the “raise pool” was a 4% increase over the base salary levels in 2005 and in 2007 the “raise pool” is 5%.  Among the factors considered by the chief executive officer are the achievement of established financial goals for sales revenue and net income.  Raises for our chief executive officer are governed by the terms of his employment agreement.  Mr. Poole’s employment agreement provides for annual raises of $25,000 on a cumulative basis such that on the first anniversary of Mr. Poole’s employment agreement (July 1, 2006), he received an annual raise of $25,000 and on the second anniversary, July 1, 2007, he will receive a raise of $50,000.  All of these increases are deposited into a deferred payment account for Mr. Poole.  For more information on Mr. Poole’s employment agreement, see “—Employment Agreements and Potential Payments upon Termination or Change in Control.”

Incentive Compensation.  GlobalSCAPE’s current bonus plan was adopted by our Board of Directors in 2005.  The purpose of the bonus plan is to create financial incentives for our named executive officers that are tied directly to financial or other goals that best reflect their respective duties and responsibilities or the achievement of certain goals determined at the time the NEO was hired.  The Compensation Committee may, at its discretion, increase or decrease bonuses but did not do so in 2006.

Mr. Poole. Under his employment agreement, Mr. Poole is paid a bonus equal to 2% of our net income. We believe that this formula best reflects Mr. Poole’s duties and responsibilities as our CEO since it includes both a reflection of  sales revenue, which we believe is the best measure of our ability to continue growing our business, and whether we are properly managing our business by containing costs.

Mr. Schneider. At the time he was hired in 2006, Mr. Schneider and the Board agreed that he would receive bonus payments, if any, based upon the successful closing of an acquisition ($7,500), the completion of a securities offering ($15,000) and the achievement of the listing of our common stock on a national securities exchange ($7,500). Mr. Schneider earned a bonus for the acquisition of Availl and for the completion of the transaction with the Selling Stockholders, but has not yet been paid ($22,500).

Mr. Farar. Mr. Farar was not eligible for a bonus while he was employed by us.

Mr. Gehring. Mr. Gehring’s bonus is based upon the achievement of certain revenue goals and the amount of sales dollars collected which we believe are the best measures of his performance in his role as Vice President of Sales. Bonuses are paid if more than 80% of the target sales quotas are achieved.  The amount of the bonus is $5,000 if 100% of the sales quotas are met and a multiplier of 2 is used for each percentage point above or below 100%. For example, if 106% of the sale quota is attained, the bonus is equal to $5,600 (5,000 times 1.12) or if 84% of the sales quota is attained, the bonus is equal to $3,400 (5,000 times 0.68).  The quarterly sales quotas in 2006 were:

Quarter	Quota	Amount of Bonus	Actual Percentage
1	$990,685	$8,358	134%
2	1,073,347	12,296	173%
3	1,189,138	7,150	122%
4	1,163,476	11,854	169%

Additionally Mr. Gehring receives 2% of collected sales by all sales persons for all non-internet sales (except for sales of Cascade Server).  Mr. Gehring received a bonus of $39,658 as a result of GlobalSCAPE’s collected sales.

Mr. Barton. Mr. Barton has chosen not to participate in any bonus plan.

Mr. Lagmark. Mr. Lagmark’s bonus was calculated in a manner similar to that of Mr. Gehring.

Mr. Posey.  Mr. Posey’s bonus is based on the current annual revenue of any entity, business unit, or product acquired by GlobalSCAPE at the rate of $10,000 per $1 million of revenue earned by such entity, unit or product in the twelve months preceding the acquisition.  Mr. Posey’s bonus of $23,143 in 2006 was based upon the revenues of Availl in 2005.

Long-Term Equity Incentive Plan.  GlobalSCAPE’s 2000 Employee Plan, which was approved by our stockholders in 2000, authorizes us to grant incentive stock options, non-qualified stock options and shares of restricted stock to our named executive officers, as well as to all employees of GlobalSCAPE. A total of 3,660,000 shares of common stock are reserved for issuance under this plan.  We use stock options as a form of long-term compensation because we believe that stock options motivate our executive officers to exert their best efforts on behalf of our stockholders and align the interests of our named executive officers with our stockholders.  Vesting is accelerated in certain events described under “— Employment Agreements and Potential Payments Upon Termination or Change in Control.”

The purposes of this plan are to employ and retain qualified and competent personnel and to promote the growth and success of GlobalSCAPE, which can be accomplished by aligning the long-term interests of the executive officers with those of the shareholders by providing the executive officers an opportunity to acquire an equity interest in GlobalSCAPE.  All grants are made with an exercise price equal to the closing price of our common stock on the date of grant.  Each of our NEOs, other than Mr. Poole, was granted options to purchase 100,000 shares which vest over three years on his hiring date.  Each is eligible to receive new grants at the discretion of the Compensation Committee but not less often than every 24 months.  The amount of additional grants may be up to an additional 100,000 options with the exact number determined at the Compensation Committee’s and the Board’s discretion and based upon input from the CEO.  We do not time stock option grants in coordination with the release of material non-public information.  Mr. Poole was granted options to purchase 150,000 shares when he first was employed by the Company in 2004, and an additional 300,000 options when he was named CEO in 2005.

Other Employee Benefits.  GlobalSCAPE’s executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, group life and long-term disability insurance, in each case on the same basis as other employees.  GlobalSCAPE’s executive officers are also eligible to participate in our 401(k) plan on the same basis as other employees.  GlobalSCAPE’s Board of Directors, at its sole discretion, may authorize GlobalSCAPE to match (in part or in whole) the contributions of each employee to the 401(k) plan during a given year; GlobalSCAPE contributions may be in the form of cash, shares of common stock or a combination of both.

Impact of Regulatory Requirements

Deductibility of Executive Compensation.  In 1993, the federal tax laws were amended to limit the deduction a publicly-held company is allowed for compensation paid to the chief executive officer and to the four most highly compensated executive officers other than the chief executive officer. Generally, amounts paid in excess of $1 million to a covered executive, other than performance-based compensation, cannot be deducted. In order to constitute performance-based compensation for purposes of the tax law, stockholders must approve the performance measures. Since GlobalSCAPE does not anticipate that the compensation for any executive officer will exceed the $1 million threshold in the near term, stockholder approval necessary to maintain the tax deductibility of compensation at or above that level is not being requested. We will reconsider this matter if compensation levels approach this threshold, in light of the tax laws then in effect.  We will consider ways to maximize the deductibility of executive compensation, while retaining the discretion necessary to compensate executive officers in a manner commensurate with performance and the competitive environment for executive talent.

Nonqualified Deferred Compensation.  On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not become effective yet, GlobalSCAPE believes it is operating in good faith compliance with the statutory provisions which were effective January 1, 2005.

Accounting for Stock-Based Compensation.  Beginning on January 1, 2006, we began accounting for stock-based payments in accordance with the requirements of FASB Statement 123(R).

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of compensation for the fiscal year ended December 31, 2006, that GlobalSCAPE paid to each of its named executive officers.

Name and Principal Position	Year	Salary ($)(1)		Bonus ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)		Total ($)
Charles R. Poole, President and Chief Executive Officer	2006	162,512	(3)(4)		33,834	55,099	2,829	(5)	254,274
Jeff Gehring, Vice President of Sales	2006	70,000			4,237	165,659			235,985
Stefan Lagmark, Former Vice President of Marketing	2006	118,247	(6)			67,552			185,799
Tim Barton, Vice President of Operations	2006	108,330			62,497				170,827
Bernard Schneider Vice President, Chief Financial Officer and Treasurer	2006	72,917	(7)		57,181	22,500			152,598
Thomas Farar, Former Chief Financial Officer	2006	42,497							42, 497
K. Earl Posey, Vice President of Investor Relations/Business Operations	2006	80,000			64,108	23,143			167,251

(1)          The amounts in this column include any salary contributed by the named executive officer to GlobalSCAPE’s 401(k) plan.

(2)          The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the year ended December 31, 2006 in accordance with FAS 123R, for options granted to the named executive officer and includes amounts from awards granted in years prior to 2006.  See notes 1 and 9 of the notes to our consolidated financial statements set forth elsewhere in this prospectus.

(3)          Includes $37,512 in deferred compensation paid to Mr. Poole pursuant to his employment agreement.

(4)          Reflects amount payable pursuant to Mr. Poole’s employment agreement.

(5)          Reflects earnings on amounts deferred pursuant to Mr. Poole’s employment agreement.

(6)          Mr. Lagmark terminated his employment in May 2006. As part of an agreement relating to this termination, GlobalSCAPE agreed to pay his base compensation for the remainder of 2006.

(7)          Includes $500.00 deferred by Mr. Schneider.

GRANTS OF PLAN-BASED AWARDS

The following table provides information with regard to potential cash bonuses paid or payable in 2006 under our performance-based, non-equity incentive plan, and with regard to each stock option granted to each named executive officer during 2006.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards					All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Options Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Thres- hold ($)	Target ($)		Maxi- mum ($)
Charles R. Poole (2)	n/a	-	29,000	(3)	n/a	(6)	-		-	-
Bernard Schneider	6/13/2006	-	30,000	(4)	-	(4)	100,000	(5)	3.00	254,000
Jeff Gehring	n/a	12,000	94,000	(3)	n/a	(6)	-			-
Tim Barton	3/2/2006	-	-		-		100,000	(5)	2.62	210,000
Stefan Lagmark	n/a	12,000	94,000	(3)	n/a	(6)	-		-	-
Thomas Farar	n/a	-	-		-		-		-	-
K. Earl Posey	1/3/06		-	(7)	-	(7)	100,000	(5)	1.10	216,000

(1)    Reflects the grant date fair value of the awards computed in accordance with FAS 123R. See notes 1 and 9 to the notes to our consolidated financial statements included elsewhere in this prospectus for the valuation assumptions used in determining the grant date fair value of the option grants.

(2)    Mr. Poole’s bonus is determined under the terms of his employment agreement which provides that he receives a bonus equal to 2% of GlobalSCAPE’s net income.

(3)    Because the amount of this payment was not determinable on the date of grant, the amount included is a representative amount which equals the amount that the named executive officer would have been granted in 2006 based on GlobalSCAPE’s 2005 results of operations.

(4)    Because the amount of this payment was not determinable on the date of grant and is based upon the occurrence of three defined events (acquisition closings, completion of a securities offering and the achievement of the listing of our common stock on a national securities exchange), the amount included is a representative amount which equals the amount based upon the Board’s expectation at the time Mr. Schneider was hired in 2006.    Based on events that did occur in 2006, Mr. Schneider actually earned $22,500.  Please see the discussion under “Compensation Discussion and Analysis – Elements of Executive Compensation –Incentive Compensation” for more information.

(5)    Options vest over the three years following the grant date as long as the grantee is employed at GlobalSCAPE with 33% vesting at the end of years one and two, and 34% vesting at the end of year three.

(6)    There is no maximum amount payable for awards under the bonus plans applicable to Messers. Poole, Gehring and Lagmark.    The amount set forth under “Target” is a representative amount which equals the amount that Messers. Poole, Gehring and Lagmark would have earned in 2006 based on GlobalSCAPE’s 2005 results.  Please see the discussion under “Compensation Discussion and Analysis – Elements of Executive Compensation –Incentive Compensation” for more information.

(7)    This amount was not determinable on the date of grant because Mr. Posey’s position was created at the beginning of 2006 and his bonus amount depends upon acquisitions of products or companies which we had not previously accomplished in the years prior to 2006.  Mr. Posey was paid a bonus of $23,143 for his performance in 2006.   Please see the discussion under “Compensation Discussion and Analysis – Elements of Executive Compensation –Incentive Compensation” for more information.

Relationship of Salary and Annual Incentive Compensation to Total Compensation

The following table sets forth the relationship of salary and annual incentive compensation to total compensation for each of our CEO, CFO and the remaining NEOs.

Name	% of Salary to Total Compensation	% of Annual Cash Incentive Payment to Total Compensation
Charles R. Poole	63.91	21.67
Bernard Schneider	47.78	14.74
Thomas Farar	100	—
Jeff Gehring	29.66	70.20
Tim Barton	63.42	—
Stefan Lagmark	63.64	36.36
K. Earl Posey	47.83	13.84

Employment Agreements and Potential Payments Upon Termination or Change in Control

GlobalSCAPE has an employment agreement with its President and Chief Executive Officer, Charles R. Poole. The term of the agreement began on July 1, 2005 and continues until December 31, 2008, unless terminated earlier. Beginning in July 2005, Mr. Poole started receiving  a bi-weekly base salary of $5,769.69, less $962.00 which is deposited into an investment account held in the Company’s name (the “Deferred Pay Account”). The bi-weekly base salary increases each July 1st beginning July 1, 2006 during the term of employment by $962.00, provided however that such increase will be deposited  in the Deferred Pay Account. Amounts in the Deferred Pay Account earn 6% per annum and will be distributed to Mr. Poole on December 31, 2008, or upon Mr. Poole’s death, disability or termination of his employment due to a change in control. On a quarterly basis, following the completion of a quarterly review or annual audit, as applicable, of the Company’s most recently completed quarter, the Company pays a bonus equal to 2% of net income reflected on the Company’s operating statements for such completed quarter to Mr. Poole. If Mr. Poole’s employment is terminated prior to the end of the quarter, no bonus will accrue for the quarter. The Employment Agreement also provides for certain benefits related to group health, life and disability programs, participation in the Company’s 401(k) and any other retirement or savings plans made available to the Company’s other executives and officers, and the reimbursement of expenses related to the performance of his duties. If Mr. Poole’s employment is terminated prior to December 31, 2008, the circumstances of such termination will determine the nature and amount of any separation payments and funds to be paid from the Deferred Pay Account, including additional funds if a change in control takes place. Mr. Poole received a grant of 300,000 incentive stock options in connection with the Employment Agreement at $0.31 per share. The options vest 33% on each of the first and second anniversary of the grant date and 34% on the third anniversary of the grant. The options become fully vested and exercisable upon certain change in control events. The options expire on the 10th anniversary of the date of the grant. The Employment Agreement also contains customary covenants by Mr. Poole regarding assignment of inventions, confidentiality, non-competition and non-solicitation of employees and customers of the company.

Under Mr. Poole’s option agreement, “Change of Control” means the occurrence of any of the following events:

(i)  any “person” as that term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (other than the Company, the Brown and Mann Joint Venture, a Texas General Partnership (“Brown and Mann Joint Venture”) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any company owned, directly or indirectly, by the Brown and Mann Joint Venture or Thomas W. Brown) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding voting securities;

(ii)  during any period of twenty-four (24) consecutive months, individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into any agreement with the Company to effect a transaction described in subsection (i), (iii) or (iv) of this paragraph) whose election by the Board or nomination by the Board for election by the stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination was previously so approved, cease for any reason to constitute a majority of the Board;

(iii)  the stockholders of the Company approve a merger, consolidation or reorganization of the Company with any other corporation (other than a merger, consolidation, or reorganization with any company owned directly or indirectly by the Brown and Mann Joint Venture or Thomas W. Brown or a merger, consolidation or reorganization which would result in the stockholders of the Company immediately before such merger, consolidation or reorganization, owning, directly or indirectly immediately following such merger, consolidation or reorganization, at least fifty-one percent (51%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger, consolidation or reorganization in substantially the same proportion as their ownership of the voting securities immediately before such merger, consolidation, or reorganization; or

(iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets.  Notwithstanding anything to the contrary herein, a Change of Control shall not be deemed to occur as a result of an acquisition of Company securities or assets by the Brown and Mann Joint Venture, Thomas W. Brown, or any consolidation, merger or exchange of securities.

The following table sets forth the compensation that Mr. Poole would have received if his employment had been terminated on December 31, 2006:

Termination and Change in Control Payments Table

Type of Benefit	Before Change in Control Termination w/o Cause or w/Cause ($)	Termination Upon Death or Disability ($)	After Change in Control Termination w/o Cause ($)	Voluntary Termination ($)	Death / Disability ($)
Deferred Compensation	0	40,341	75,024	75,024	75,024
Options(1)	517,000	517,000	1,165,000	517,000	517,000

(1)    The value of outstanding equity represents the aggregate excess over the fair market value of the vested options as of December 31, 2006 over the option exercise price. Any outstanding equity awards under a termination for cause are forfeited.

Additionally, upon a change in control of GlobalSCAPE, all outstanding stock options will immediately become exercisable.  The following table sets forth the compensation that Mr. Schneider would have received if there had been a change of control on December 31, 2006:

Termination and Change in Control Payments Table

Type of Benefit	Before Change in Control Termination w/o Cause or w/Cause ($)	Termination Upon Death or Disability ($)	After Change in Control Termination w/o Cause ($)	Voluntary Termination ($)	Death / Disability ($)
Deferred Compensation	500	500	500	500	500
Options(1)	0	0	0	0	0

(1)    The value of outstanding equity represents the aggregate excess over the fair market value of the vested options as of December 31, 2006 over the option exercise price. Any outstanding equity awards under a termination for cause are forfeited.

The following table sets forth the compensation that Mr. Gehring would have received if there had been a change of control on December 31, 2006:

Termination and Change in Control Payments Table

Type of Benefit	Before Change in Control Termination w/o Cause or w/Cause ($)	Termination Upon Death or Disability ($)	After Change in Control Termination w/o Cause ($)	Voluntary Termination ($)	Death / Disability ($)
Deferred Compensation	0	0	0	0	0
Options(1)	180,000	180,000	270,000	180,000	180,000

(1)    The value of outstanding equity represents the aggregate excess over the fair market value of the vested options as of December 31, 2006 over the option exercise price. Any outstanding equity awards under a termination for cause are forfeited.

The following table sets forth the compensation that Mr. Barton would have received if there had been a change of control on December 31, 2006:

Termination and Change in Control Payments Table

Type of Benefit	Before Change in Control Termination w/o Cause or w/Cause ($)	Termination Upon Death or Disability ($)	After Change in Control Termination w/o Cause ($)	Voluntary Termination ($)	Death / Disability ($)
Deferred Compensation	0	0	0	0	0
Options(1)	0	0	23,000	0	0

(1)    The value of outstanding equity represents the aggregate excess over the fair market value of the vested options as of December 31, 2006 over the option exercise price. Any outstanding equity awards under a termination for cause are forfeited.

The following table sets forth the compensation that Mr. Posey would have received if there had been a change of control on December 31, 2006:

Termination and Change in Control Payments Table

Type of Benefit	Before Change in Control Termination w/o Cause or w/Cause ($)	Termination Upon Death or Disability ($)	After Change in Control Termination w/o Cause ($)	Voluntary Termination ($)	Death / Disability ($)
Deferred Compensation	0	0	0	0	0
Options(1)	0	0	175,000	0	0

(1)    The value of outstanding equity represents the aggregate excess over the fair market value of the vested options as of December 31, 2006 over the option exercise price. Any outstanding equity awards under a termination for cause are forfeited.

No other current NEO has an employment agreement.  Mr. Lagmark had an employment agreement which was terminated.

OUTSTANDING EQUITY AWARDS AT FISCAL-YEAR END

The table below contains certain information concerning outstanding option awards at December 31, 2006 for our named executive officers.  None of the named executive officers had outstanding stock awards at December 31, 2006.

OPTION AWARDS

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($/sh)	Option Expiration Date

Charles R. Poole	100,000	50,000	0.16	2014
	100,000	200,000	0.31	2015
Bernard Schneider	—	100,000	3.00	2016
Thomas Farar	—	—	—	—
Jeff Gehring	66,666	33,334	0.15	2014
Tim Barton	—	100,000	2.62	2016
Stefan Lagmark	—	—	—	—
K. Earl Posey	33,333	66,667	1.10	2016

OPTION EXERCISES AND STOCK VESTED

The table below contains certain information concerning exercises of stock options and other stock awards during the fiscal year ended December 31, 2006, by our named executive officers.

OPTION AWARDS

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Market Price	Change
Thomas Farar	33,000	97,350	3.10	2.95
Stefan Lagmark	24,750	69,919	2.95	2.825

(1)             The value realized on exercise is the aggregate excess over the fair market value of the option at the time of the exercise and the grant price of the option times the number of options exercised.

Pension Benefits

GlobalSCAPE does not sponsor any pension benefit plans and none of the named executive officer’s contribute to such a plan.

Non-Qualified Deferred Compensation

GlobalSCAPE does not sponsor any non-qualified defined compensation plans or other non-qualified deferred compensation plans other than the non-qualified deferred compensation arrangement for Mr. Poole pursuant to his employment agreement, which is described under “—Employment Agreements and Potential Payments Upon Termination or Change in Control.”  Mr. Schneider deferred $500.00 of his compensation at his election in 2006.  The following table sets forth certain information regarding Mr. Poole’s and Mr. Schneider’s deferred compensation:

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Charles R. Poole	37,512	0	2,829	0	52,488
Bernard Schneider	500	0	0	0	500

Compensation of Directors

The Board of Directors has the authority to determine the amount of compensation to be paid to its members for their services as directors and committee members and to reimburse directors for their expenses incurred in attending meetings. Prior to December 2006, our Board of Directors made all executive compensation decisions. In December 2006, the Board formed a Compensation Committee consisting of Messers. Mann, Morgan and Renfro, all of whom are “independent” as currently defined by the Securities and Exchange Commission and the listing standards of the American Stock Exchange.

During 2005, none of our directors were compensated for their service as directors of GlobalSCAPE. In 2006, with the addition of two new Board members, Messers. Morgan and Renfro, we began to compensate our non-employee directors. Each of our non-employee directors received an option grant of 20,000 shares of our common stock and is paid a quarterly fee of $3,000. In addition, Mr. Renfro receives an additional fee of $1,000 per quarter for serving as chairman of the Audit Committee.

The following table sets forth a summary of compensation for the fiscal year ended December 31, 2006 that GlobalSCAPE paid to each director.  GlobalSCAPE does not sponsor a pension benefits plan, a non-qualified deferred compensation plan or a non-equity incentive plan for our directors; therefore, these columns have been omitted from the following table.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($) (1)	Option Awards ($)(2)	Total
Thomas W. Brown	3,000	43,000	46,000
David L. Mann	3,000	43,000	46,000
Frank M. Morgan	3,000	39,400	42,400
Phillip M. Renfro	4,000	51,400	55,400

(1)                  This column represents the amounts paid in cash to each director.

(2)                The amounts in this column represent the dollar amount recognized for financial statement purposes for the years ended December 31, 2006, computed in accordance with FAS 123R, and thus includes amounts from awards granted prior to 2006.  See notes 1 and 9 of the notes to our consolidated financial statements set forth elsewhere in this prospectus.  The grant date fair value of these awards computed in accordance with FAS 123R was $176,800.

The table below contains certain information concerning outstanding option awards at December 31, 2006 for each of the directors.  None of the named directors had outstanding stock awards at December 31, 2006.

Outstanding Equity Awards at Fiscal-Year End Table

Name	Option Awards
Thomas W. Brown	20,000
David L. Mann	20,000
Frank M. Morgan	20,000
Phillip M. Renfro	20,000

Each of these options was immediately vested.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding ownership of our common stock as of April 2, 2007 by (i) each person known by GlobalSCAPE to be the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each director of GlobalSCAPE, (iii) the President, (iv) each of the named executive officers of GlobalSCAPE and (v) all executive officers and directors of GlobalSCAPE as a group.

	As of April 2, 2007
Name of Beneficial Owner	Number of Shares (1)(2)		Percentage of Class (2)

Thomas W. Brown, Director 2511 N. Loop 1604, Suite 203 San Antonio, TX 78258	5,811,233	(3)	33.7%

David L. Mann, Director 150 N. Loop 1604 East, Suite 202 San Antonio, TX 78258	1,908,000		11.1%

Sandra Poole-Christal Marketing Consultant 6000 Northwest Pkwy, Suite 100 San Antonio, TX 78249	1,300,000		7.5%

Charles R. Poole, Director President & COO 6000 Northwest Parkway, Suite 100 San Antonio, Texas 78249	292,666	(4)	1.7%

Jeffrey Gehring, Vice President of Sales 6000 Northwest Parkway, Suite 100 San Antonio, TX 78249	107,247	(5)	*

Philip M. Renfro, Director 28210 Steeple Chase Lane Fair Oaks Ranch, Texas 78015	20,000	(6)	*

Frank M. Morgan, Director 6100 Bandera Road, Suite 808 San Antonio, TX 78238	20,000	(6)	*

Bernard N. Schneider, Chief Financial Officer 6000 Northwest Parkway, Suite 100 San Antonio, TX 78249	20,000		*

K. Earl Posey Vice President of Investor Relations/ Business Operations 6000 Northwest Parkway, Suite 100 San Antonio, TX 78249	0		*

	As of April 2, 2007
Name of Beneficial Owner	Number of Shares (1)(2)	Percentage of Class (2)
SF Capital Partners, Ltd.(7)	1,200,000	7.0%

Michael A. Roth(7)	1,200,000	7.0%

Brian J. Stark(7)	1,200,000	7.0%

Zeke, LP(8)	1,200,000	7.0%

Edward Antoian(8)	1,200,000	7.0%

All directors and executive officers as a group (7 persons)	8,194,146	46.5%

* Denotes ownership of less than 1%.

(1)                                  To the knowledge of GlobalSCAPE, each stockholder named in the table has sole voting and investment power with respect to all shares of GlobalSCAPE common stock shown as beneficially owned by such stockholder unless otherwise stated. Shares of GlobalSCAPE common stock that are not outstanding but that may be acquired by a person upon exercise of options within 60 days are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by such stockholder but are not deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other stockholder.

(2)                                  Includes 1,352,000 shares of common stock issued by GlobalSCAPE and 2,028,000 shares of common stock sold by Messers. Brown and Mann on November 16, 2006 in connection with the securities purchase agreement.  Does not include 1,352,000 shares of common stock issuable pursuant to warrants issued in connection with the securities purchase agreement which are not exercisable within 60 days.

(3)                                  Includes 20,000 shares issuable upon exercise of presently exercisable options or options exercisable within 60 days.  Includes 650 shares owned by Mr. Brown’s spouse. Mr. Brown disclaims beneficial ownership of the shares owned by his spouse.

(4)                                  Includes 200,000 shares issuable upon exercise of presently exercisable options or options exercisable within 60 days.

(5)                                  Includes 66,000 shares issuable upon exercise of presently exercisable options or options exercisable within 60 days.

(6)                                  Includes 20,000 shares issuable upon exercise of presently exercisable options.

(7)                                  Does not include 480,000 shares issuable upon exercise of warrants issued in connection with the securities purchase agreement which are not exercisable within 60 days.  Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore Management, LLC, which acts as the investment manager and has the sole power to direct the management of SF Capital Partners, Ltd.  Through Stark Offshore, Messers. Roth and Stark possess voting and dispositive power over all of the shares.  Messers. Roth and Stark disclaim beneficial ownership of all of such shares.  The address of SF

Capital Partners is:  c/o Stark Offshore Management, LLC, 3600 South Lake Drive, St. Francis, WI 53235.

(8)                                  Does not include 480,000 shares issuable upon exercise of warrants issued in connection with the securities purchase agreement which are not exercisable within 60 days.  Edward Antoian, in his capacity as the general partner of Zeke, L.P., has voting and investment control over the shares held by Zeke, L.P.  Mr. Antoian disclaims beneficial ownership of all of such shares.  The address of Zeke, L.P. is:  c/o Chartwell Investment Partners, 1235 Westlakes Drive, Suite 400, Berwyn, PA 19312.

Equity Compensation Plan Information

The following table gives aggregate information regarding grants under all equity compensation plans of GlobalSCAPE through December 31, 2006.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	3,832,640	$1.86	1,039,850

The table set forth above does not include any shares reserved for issuance under the 2006 Non-Employee Directors Equity Incentive Plan which will be considered for approval by the stockholders at the annual meeting to be held in 2007.  Nothing has been issued under that plan.  See “Description Of Capital Stock—General—2006 Non-Employee Directors Equity Incentive Plan”.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policy Related to Related Person Transactions

Robert Langenbahn, who is our Business Development Manager, earned  $157,900 in base salary and annual bonus in 2006.  Mr. Langenbahn is the son-in law of Thomas W. Brown, our Chairman of the Board. Mr. Langenbahn’s compensation was determined by the Board of Directors in accordance with its standard employment and compensation policies and procedures applicable to employees with equivalent qualifications and responsibilities and who hold similar positions within GlobalSCAPE.

In March 2007, our Board of Directors adopted a formal written related person transaction approval policy, which sets out GlobalSCAPE’s policies and procedures for the review, approval, or ratification of “related person transactions”.  For these purposes, a “related person” is a director, nominee for director, executive officer, or holder of more than 5% of our common stock, or any immediate family member of any of the foregoing. This policy applies to any financial transaction, arrangement or relationship or any series of similar financial transactions, arrangements or relationships in which GlobalSCAPE is a participant and in which a related person has a direct or indirect interest, other than the following:

•                                          payment of compensation by GlobalSCAPE to a related person for the related person’s service in the capacity or capacities that give rise to the person’s status as a “related person;”

•                                          transactions available to all employees or all stockholders on the same terms;

•                                          purchases of supplies from GlobalSCAPE in the ordinary course of business at the same price and on the same terms as offered to our other customers, regardless of whether the transactions are required to be reported in GlobalSCAPE’s filings with the SEC; and

•                                          transactions, which when aggregated with the amount of all other transactions between the related person and GlobalSCAPE, involve less than $120,000 in a fiscal year.

Our Audit Committee is to approve any related person transaction subject to this policy before commencement of the related person transaction, provided that if the related person transaction is identified after it commences, it shall be brought to the audit committee for ratification, amendment or rescission.  The chairman of our Audit Committee has the authority to approve or take other actions in respect of any related person transaction that arises, or first becomes known, between meetings of the Audit Committee, provided that any action by the chairman must be reported to our audit committee at its next regularly scheduled meeting.   Additionally, the disinterested members of the Board may approve a related party transaction.

Our Audit Committee will analyze the following factors, in addition to any other factors the members of the audit committee deem appropriate, in determining whether to approve a related person transaction:

•                                          whether the terms are fair to GlobalSCAPE;

•                                          whether the transaction is material to GlobalSCAPE;

•                                          the role the related person has played in arranging the related person transaction;

•                                          the structure of the related person transaction; and

•                                          the interests of all related persons in the related person transaction.

Our Audit Committee may, in its sole discretion, approve or deny any related person transaction. Approval of a related person transaction may be conditioned upon GlobalSCAPE and the related person following certain procedures designated by the Audit Committee.

SELLING STOCKHOLDERS

We are registering the shares to permit the Selling Stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from the Selling Stockholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

•                                          the name of each Selling Stockholder;

•                                          the number and percent of shares of our common stock that each Selling Stockholder beneficially owned prior to the offering for resale of the shares under this prospectus, including warrants to purchase common shares and options to purchase common shares that are exercisable within 60 days of the date of this prospectus;

•                                          the number of shares of our common stock that may be offered for resale for the account of each Selling Stockholder under this prospectus; and

•                                          the number and percent of shares of our common stock to be beneficially owned by each Selling Stockholder after the offering of the resale shares (assuming all of the offered resale shares are sold by each Selling Stockholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each Selling Stockholder may offer under this prospectus. We do not know how long each Selling Stockholder will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with the stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by each Selling Stockholder listed below.

This table is prepared solely based on information supplied to us by the listed Selling Stockholder, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares.

Name	Shares of Common Stock Beneficially Owned Prior to Offering	Percentage	Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering	Percentage
Zeke, L.P. (1)	1,680,000	9.9	1,680,000	0	0
Edward Antoian (1)	1,680,000	9.9	1,680,000	0	0
SF Capital Partners, Ltd. (2)	1,680,000	9.9	1,680,000	0	0
Michael A. Roth (2)	1,680,000	9.9	1,680,000	0	0
Brian J. Stark (2)	1,680,000	9.9	1,680,000	0	0
Enable Growth Partners, L.P. (3)	357,000	2.16	357,000	0	0
Enable Opportunity Partners, L.P. (3)	42,000	*	42,000	0	0
Pierce Diversified Strategy Master Fund, LLC Ena (3)	21,000	*	21,000	0	0
Mitch Levine(3)	420,000	2.53	420,000	0	0
Dolphin Offshore Partners, L.P. (4)	392,000	2.36	392,000	0	0
Peter E. Salas (4)	392,000	2.36	392,000	0	0
Emancipation Capital Master Ltd. (5)	280,000	1.69	280,000	0	0
Charles Frumberg (5)	280,000	1.69	280,000	0	0
Iroquois Master Fund Ltd. (6)	140,000	*	140,000	0	0
Joshua Silverman (6)	140,000	*	140,000	0	0
Nite Capital LP (7)	140,000	*	140,000	0	0
Keith A. Goodman (7)	140,000	*	140,000	0	0

*              Less than 1%

(1)                       Includes 480,000 shares issuable upon exercise of the Warrants.  The Warrants are subject to certain limitations on exercise. See “Description of Capital Stock—General—Warrants” for more information. Edward Antoian, in his capacity as the general partner of Zeke, L.P., has voting and investment control over the shares held by Zeke, L.P.  Mr. Antoian disclaims beneficial ownership of all of such shares.  The address of Zeke, L.P. is:  c/o Chartwell Investment Partners, 1235 Westlakes Drive, Suite 400, Berwyn, PA 19312.

(2)                       Includes 480,000 shares issuable upon exercise of the Warrants.  The Warrants are subject to certain limitations on exercise. See “Description of Capital Stock—General—Warrants” for more information. Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore Management, LLC, which acts as the investment manager and has the sole power to direct the management of SF Capital Partners, Ltd.  Through Stark Offshore, Messers. Roth and Stark possess voting and dispositive power over all of the shares.

Messers. Roth and Stark disclaim beneficial ownership of all of such shares.  The address of SF Capital Partners is:  c/o Stark Offshore Management, LLC, 3600 South Lake Drive, St. Francis, WI 53235.

(3)                       Includes 120,000 shares issuable upon exercise of the Warrants.  The Warrants are subject to certain limitations on exercise. See “Description of Capital Stock—General—Warrants” for more information. Mitch Levine, in his capacity as the Managing Partner of Enable Growth Partners, L.P., Enable Opportunity Partners, L.P. and Pierce Diversified Strategy Master Fund, LLC Ena has voting and investment control over the shares held by Enable Growth Partners, L.P., Enable Opportunity Partners, L.P. and Pierce Diversified Strategy Master Fund, LLC Ena.  Mr. Levine disclaims beneficial ownership of all of such shares.  The address of Enable Growth Partners, L.P., Enable Opportunity Partners, L.P. and Pierce Diversified Strategy Master Fund, LLC Ena is:  One Ferry Building, Suite 255, San Francisco, CA 94111.

(4)                       Includes 112,000 shares issuable upon exercise of the Warrants.  The Warrants are subject to certain limitations on exercise. See “Description of Capital Stock—General—Warrants” for more information. Peter E. Salas, in his capacity as the general partner of Dolphin Offshore Partners, L.P., has voting and investment control over the shares held by Dolphin Offshore Partners, L.P.  Mr. Salas disclaims beneficial ownership of all of such shares.  The address of Dolphin Offshore Partners, L.P. is:  c/o Dolphin Asset Management Corp., 129 East 17th Street, New York, NY 10003.

(5)                       Includes 80,000 shares issuable upon exercise of the Warrants.  The Warrants are subject to certain limitations on exercise. See “Description of Capital Stock—General—Warrants” for more information. Charles Frumberg has voting and investment control over the shares held by Emancipation Capital Master Ltd.  Mr. Frumberg disclaims beneficial ownership of all such shares.  The address of Emancipation Capital Master Ltd. is:  1120 Avenue of the Americas, Suite 1504, New York, NY 10036.

(6)                       Includes 40,000 shares issuable upon exercise of the Warrants.  The Warrants are subject to certain limitations on exercise. See “Description of Capital Stock—General—Warrants” for more information. Joshua Silverman, has voting and investment control over the shares held by Iroquois Master Fund, Ltd.  Mr. Silverman disclaims beneficial ownership of all of such shares.  The address of Iroquois Master Fund, Ltd. is:  641 Lexington Avenue, 26th Floor, New York, NY 10022.

(7)                       Includes 40,000 shares issuable upon exercise of the Warrants. The Warrants are subject to certain limitations on exercise. See “Description of Capital Stock—General—Warrants” for more information. Keith A. Goodman, in his capacity as the manager of Nite Capital LLC, the general partner of Nite Capital LP, has voting and investment control over the shares held by Nite Capital LP.  Mr. Goodman disclaims beneficial ownership of all of such shares.  The address of Nite Capital LP is:  100 East Cook Avenue, Suite 201, Libertyville, IL 60048.

PLAN OF DISTRIBUTION

The Selling Stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•                                          ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                                          block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                                          purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                                          an exchange distribution in accordance with the rules of the applicable exchange;

•                                          privately negotiated transactions;

•                                          short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•                                          through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                                          broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share; and

•                                          a combination of any such methods of sale.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.  The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering. Upon any exercise of any warrants by payment of cash, however, we will receive the exercise price of the warrants.

The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates.  In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 40,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.  At March 30, 2007, there were 16,490,146 shares of our common stock and no shares of preferred stock issued and outstanding.

Common Stock.  Holders of our common stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes for the election of directors.  Holders of our common stock do not have preemptive rights to subscribe for additional shares of common stock we issue.  Holders of our common stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor.  Under the terms of our revolving credit facility, we may not pay dividends on shares of the common stock.  In the event of liquidation, holders of the common stock are entitled to share pro rata in any distribution of our assets remaining after payment of liabilities, subject to the preferences and rights of the holders of any outstanding shares of Preferred Stock.  All of the outstanding shares of the common stock are fully paid and nonassessable.

Preferred Stock.  Our Board of Directors may, without further action of our stockholders, issue shares of preferred stock in one or more series and fix the designations, powers, preferences and relative, participating, optional or other rights of such series and any qualifications, limitations or restrictions.  Our Board of Directors may, without further action by our stockholders, issue shares of preferred stock which it has designated. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock.  While the issuance of preferred stock provides flexibility in connection with additional financing, possible acquisitions and other corporate purposes, future issuances may have the effect of delaying, deferring or preventing the change of control in us without further action by our stockholders and may discourage bids for the common stock at a premium over the market price.

Warrants.  We issued warrants to purchase 1,352,000 shares of common stock in connection with the sale of the common stock to the Selling Stockholders on November 16, 2006. The warrants may not be exercised prior to May 15, 2007 and expire on May 15, 2012 and are exercisable at a price of $3.15 per share, subject to certain adjustments. The exercise price will not, in any event, be adjusted to a price of less than $2.81 per share except in the event of stock dividends, stock splits or similar events. No  holder of a warrant may exercise any portion of a warrant if after giving effect to such exercise such holder (together with its affiliates, and any other person or entity acting as a group) would beneficially own in excess of 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of such holder’s  warrant.  This  limitation may be waived by a holder, at its election, upon not less than 61 days’ prior notice to the Company, to change the limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of such holder’s warrant.

2000 Stock Option Plan.  Under the GlobalSCAPE, Inc. 2000 Stock Option Plan (the Employee Plan), which was approved by the Board of Directors and became effective on May 17, 2001, a maximum of 3,660,000 shares of GlobalSCAPE common stock may be awarded.  The exercise price, term and other conditions applicable to each stock option granted under the Plan are generally determined by the Board of Directors. The exercise price of stock options is set on the grant date and may not be less than the fair market value per share of our stock on that date. The options generally become exercisable over a three-year period and expire after ten years.  There were options for 1,745,560 shares outstanding under our employee stock option plans as March 1, 2007, of which 630,980 were vested as of March 1, 2007.

2006 Non-Employee Directors Equity Incentive Plan.  On December 19, 2006,  subject to stockholder  approval,  the GlobalSCAPE  Board of  Directors  adopted the  GlobalSCAPE, Inc. 2006 Non-Employee  Directors  Long-Term  Equity  Incentive Plan, or the 2006 Directors Plan.   Under this plan, a maximum of 500,000 shares of GlobalSCAPE common stock may be awarded; however, as it has not been approved by the stockholders, no options have been granted under this plan.  The  2006  Directors  Plan  will  be administered  by the  Compensation  Committee of the Board of Directors which will set the exercise price, term and other conditions applicable to each stock option granted under the Plan.  If options, as opposed to shares, are awarded, the exercise share price shall be no less  than  100% of the fair  market  value on the date of the  award  while the option terms and vesting schedules are at the discretion of the Compensation Committee.  The 2006  Directors  Plan  provides that each year, at the first regular meeting of the Board of Directors  immediately  following GlobalSCAPE’s annual  stockholder’s  meeting,  each non-employee  director shall be granted or issued awards of 20,000 shares of GlobalSCAPE  common stock,  for  participation  in Board and Committee  meetings  during the previous  calendar  year.  The maximum annual award for any one person is 20,000 shares of GlobalSCAPE  common  stock.

Anti-takeover  Effects of Certain Provisions of the Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide for our Board of Directors to be divided into three classes of directors serving staggered three-year terms.  As a result, approximately one-third of our Board of Directors will be elected each year.  Our certificate of incorporation and bylaws provide that our Board of Directors will consist of not less than three nor more than 12 members, with the exact number to be determined from time to time by the affirmative vote of a majority of directors then in office.  Our Board of Directors, and not our stockholders, has the authority to determine the number of directors, and could prevent any stockholder from obtaining majority representation on our Board of Directors by enlarging the Board of Directors and by filling the new directorships with the stockholder’s own nominees.  In addition, directors may be removed by the stockholders only for cause.

Our certificate of incorporation and bylaws provide that special meetings of our stockholders may be called only by the Chairman of the Board, the President or a majority of the members of our Board of Directors.  This provision may make it more difficult for stockholders to take actions opposed by our Board of Directors.

Our certificate of incorporation and bylaws provide that any action required to be taken or which may be taken by holders of our common stock must be effected at a duly called annual or special meeting of such holders, and may not be taken by any written consent of such stockholders.  These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the persons set forth above.  The provisions of the certificate of incorporation and bylaws prohibiting stockholder action by written consent could prevent the holders of a majority of the voting power of GlobalSCAPE from using the written consent procedure to take stockholder action and taking action by consent without giving all of our stockholders entitled to vote on a proposed action the opportunity to participate in determining such proposed action.

Anti-Takeover Statutes

In addition to the provisions of our certificate of incorporation and bylaws described above, certain provisions of Delaware law could make more difficult the acquisition of us by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of GlobalSCAPE to first negotiate with our Board of Directors.

We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•                                          prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•                                          upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                                          on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•                                          any merger or consolidation involving the corporation and the interested stockholder;

•                                          any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•                                          subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•                                          any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•                                          the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status and any entity or person affiliated with or controlling or controlled by such entity or person.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the completion of this offering, we will have 17,225,226 shares of our common stock outstanding. In addition, options to purchase an aggregate of 1,745,560 shares outstanding under our employee stock option plans as of March 30, 2007, of which 630,980 were vested as of March 30, 2007.  Of these shares, the 4,732,000 shares of our common stock sold in this offering will be freely tradable by persons other than our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, without restriction or further registration under the Securities Act of 1933.

The remaining shares of our common stock outstanding upon completion of this offering are deemed “restricted” securities under Rule 144 under the Securities Act of 1933.  After expiration of the lock-up agreements described below, all of these restricted securities will be eligible for sale in the public market on the date of this prospectus under Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, a stockholder who has beneficially owned his or her restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•                                       one percent of the then-outstanding shares of our common stock (approximately 172,225 shares of our common stock immediately after the completion of this offering); or

•                                       the average weekly trading volume in our common stock on the OTC Bulletin Board  during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock which are not restricted securities. A stockholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one- and two-year holding periods described above, a holder of restricted shares of our common stock can include the holding period of a prior owner who was not our affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares of our common stock from us or one of our affiliates.

Rule 701

Under Rule 701, common stock acquired upon the exercise of certain currently outstanding options granted under our stock plans may be resold, (1) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

Lockup Agreements

In connection with their sale of shares under the securities purchase agreement. Messers. Brown and Mann  agreed that, with some exceptions, during the period beginning from the date of this prospectus and continuing to and including the date six months after the date of this prospectus, neither of them  offer, sell, pledge, contract to sell, (including any short sale), grant any option to purchase or otherwise dispose of any of our equity or enter into any hedging transaction relating to any of our equity securities.

LEGAL MATTERS

The validity of the issuance of common stock offered hereby will be passed upon for us by Jackson Walker L.L.P., San Antonio, Texas.

EXPERTS

Our financial statements as of December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 have been audited by PMB Helin Donovan, LLP (formerly Helin, Donovan, Trubee & Wilkinson, LLP), an independent registered public accounting firm, as stated in their report with respect thereto, and are included in this prospectus and in the registration statement in reliance upon the authority of PMB Helin Donovan, LLP as experts in accounting and auditing.

The financial statements of Availl, Inc. as of December 31, 2005 and 2004 and for each of the years in the two year period ended December 31, 2005 have been audited by PMB Helin Donovan, LLP (formerly Helin, Donovan, Trubee & Wilkinson, LLP), an independent registered public accounting firm, as stated in their report with respect thereto, and are included in this prospectus and in the registration statement in reliance upon the authority of PMB Helin Donovan, LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and special reports, and other information with the SEC. You may read and copy any document which we have filed at the SEC’s public reference room at:

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference room. Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

Documents filed by us pursuant to the Securities Exchange Act may be reviewed and/or obtained through the Securities and Exchange Commission’s Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Securities and Exchange Commission’s web site (http://www.sec.gov).

Index to Financial Statements

Years ending December 31, 2004, 2005 and 2006

GlobalSCAPE, Inc.
Report of Independent Registered Public Accounting Firm – PMB Helin Donovan, LLP
Financial Statements
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Stockholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements.

Availl, Inc.
Report of Independent Registered Public Accounting Firm – PMB Helin Donovan, LLP
Financial Statements
Balance Sheets
Statements of Operations
Statements of Stockholders’ Equity
Statements of Cash Flows
Notes to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

GlobalSCAPE, Inc.:

We have audited the accompanying consolidated balance sheets of GlobalSCAPE, Inc. (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2004, 2005 and 2006.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GlobalSCAPE, Inc. as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the years ended December 31, 2004, 2005 and 2006 in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share Based Payments,” effective January 1, 2006.

PMB Helin Donovan

March 21, 2007

Austin, Texas

GlobalSCAPE, Inc.

Consolidated Balance Sheets

	December 31,
	2005	2006
Assets
Current assets:
Cash and cash equivalents	$2,029,473	$4,632,666
Accounts receivable (net of allowance for doubtful accounts of $12,273 and $59,458 in 2005 and 2006, respectively)	590,715	1,592,846
Federal income tax receivable		73,525
Prepaid expenses	65,317	115,754
Total current assets	2,685,505	6,414,791

Property and equipment:
Furniture and fixtures	334,063	343,702
Software	284,621	323,161
Equipment	604,517	720,107
Leasehold improvements	167,762	191,090
	1,390,963	1,578,060
Accumulated depreciation and amortization	1,238,392	1,345,881
Net property and equipment	152,571	232,179

Other assets:
Goodwill	—	9,653,059
Deferred tax asset	51,983	8,724
Other	11,612	58,996
Total other assets	63,595	9,720,779

Total assets	$2,901,671	$16,367,749

GlobalSCAPE, Inc.
Consolidated Balance Sheets

	December 31,
	2005	2006
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$91,763	$371,093
Accrued expenses	230,911	377,940
Federal income tax payable	60,899	—
Long-term debt, current portion	—	1,539,455
Deferred revenue	560,578	1,377,037
Total current liabilities	944,151	3,665,525

Long-term liabilities:
Deferred compensation	12,121	52,487
Long-term debt, non-current portion	—	3,070,757
Other long-term liabilities	16,823	5,941
Total long-term liabilities	28,944	3,129,185

Total Liabilities	973,095	6,794,710

Commitments and contingencies

Stockholders’ equity:
Preferred stock, par value $0.001 per share, 10,000,000 authorized, no shares issued or outstanding	—
Common stock, par value $0.001 per share, 40,000,000 shares authorized, 13,798,119 and 16,490,146 shares issued and Outstanding at December 31, 2005 and 2006, respectively	13,798	16,490
Additional paid-in capital	684,281	6,363,520
Retained earnings	1,230,497	3,193,029
Total stockholders’ equity	1,928,576	9,573,039
Total liabilities and stockholders’ equity	$2,901,671	$16,367,749

See accompanying notes.

GlobalSCAPE, Inc.

Consolidated Statements of Operations

	For the Years ended December 31,
	2004	2005	2006
Operating revenues:
Software product revenues	$4,713,191	$6,096,045	$9,395,445
Maintenance and support (net of deferred revenues)	217,469	582,570	1,578,236
Total revenues	4,930,660	6,678,615	10,973,681

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	371,242	279,964	468,515
Selling, general and administrative Expenses	3,456,598	3,986,047	6,142,299
Research and development expenses	727,423	869,155	1,230,400
Depreciation and amortization	171,834	98,071	99,213
Total operating expense	4,727,097	5,233,237	7,940,427
Income from operations	203,563	1,445,378	3,033,254

Other income (expense):
Interest expense	(1,651)	(620)	(128,362)
Interest income	—	10,685	60,639
Gain on sale of assets	—	1,242	619
Total other income (expense)	(1,651)	11,307	(67,104)
Income before income taxes	201,912	1,456,685	2,966,150

Income tax provision:
Current:
Federal	—	60,899	1,027,865
State	1,489	1,065	3,533
Deferred:
Federal (benefit)	—	(51,983)	(27,780)
State	—	—
Total income tax provision	1,489	9,981	1,003,618

Net income	$200,423	$1,446,704	$1,962,532

Net income per common share – basic	$0.01	$0.10	$0.13
Net income per common share - assuming dilution	$0.01	$0.09	$0.12

Weighted average shares outstanding- basic	13,668,800	13,778,989	14,744,635
Weighted average shares outstanding- assuming dilution	14,262,796	15,442,524	16,160,839

See accompanying notes.

GlobalSCAPE, Inc.

Consolidated Statements of Stockholders’ Equity

	Common Stock		Additional paid in	Retained Earnings
	Shares	Amount	Capital	(Deficit)	Total
Balances at December 31, 2003	13,488,619	13,489	671,893	(416,630)	268,752
Net income	—	—	—	200,423	200,423
Exercise of options	284,600	284	3,472	—	3,756
Balances at December 31, 2004	13,773,219	13,773	675,365	(216,207)	472,931
Net income	—	—	—	1,446,704	1,446,704
Exercise of options	24,900	25	8,915	—	8,940
Balance at December 31, 2005	13,798,119	$13,798	$684,281	$1,230,497	$1,928,576
Net income				1,962,532	1,962,532
Stock based compensation			497,895		497,895
Common shares issued in acquisition of Availl, Inc	716,846	717	1,999,283		2,000,000
Common shares and warrants issued for cash	1,352,000	1,352	3,153,716		3,155,068
Exercise of options	623,181	623	28,345		28,968
Balance at December 31, 2006	16,490,146	16,490	6,363,520	3,193,029	9,573,039

See accompanying notes.

GlobalSCAPE, Inc.

Consolidated Statements of Cash Flows

	For the Years ended December 31,
	2004	2005	2006
Operating Activities:
Net income	$200,423	$1,446,704	$1,962,532
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense (recovery), net	(17,087)	8,231	47,185
Depreciation and amortization	171,833	98,071	99,213
Stock based compensation expense	—	—	497,895
Gain on disposition of assets	—	(1,242)	(619)
Deferred taxes	—	(51,983)	(27,780)
Changes in operating assets and liabilities:
Accounts receivable	109,167	(450,413)	(495,518)
Prepaid expenses	(44,716)	25,828	(44,497)
Other assets	—	269	6,579
Accounts payable	(58,438)	(30,353)	246,606
Accrued expenses	(3,281)	60,258	(46,968)
Federal income tax payable	—	60,899	(134,424)
Deferred revenue	37,628	382,461	453,703
Other long-term liabilities	(11,215)	906	40,367
Net cash provided by operating activities	384,314	1,549,636	2,604,274
Investing Activities:
Proceeds from sale of property and equipment	—	1,242	619
Purchase of property and equipment	(42,250)	(103,304)	(150,926)
Purchase of Availl, Inc.	—	—	(7,776,932)
Cash Acquired in purchase of Availl, Inc.	—	—	181,276
Net cash used in investing activities	(42,250)	(102,062)	(7,745,963)
Financing Activities:
Stock options	3,756	8,940	28,968
Proceeds from the PIPE, net of issuance costs	—	—	3,155,068
Proceeds from term loan	—	—	5,000,000
Deferred loan costs	—	—	(38,484)
Principal payments on notes payable	(100,000)	—	(400,670)
Principal payments on capital lease obligations	(15,294)	—	—
Net cash provided (used) in financing activities	(111,538)	8,940	7,744,882
Net increase in cash and cash equivalents	230,526	1,456,514	2,603,193
Cash at beginning of period	342,433	572,959	2,029,473
Cash at end of period	$572,959	$2,029,473	$4,632,666

See accompanying notes.

GlobalSCAPE, Inc.

Consolidated Statements of Cash Flows (cont.)

 ()

	For the Years ended December 31,
	2004	2005	2006
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest paid	$1,651	$620	$89,323
Income taxes paid	$1,489	$1,065	$1,162,289

See accompanying notes.

GlobalSCAPE, Inc.

Notes to Consolidated Financial Statements

December 31, 2005 and 2006

1.             Overview of the Business and Significant Accounting Policies

Nature of Business

GlobalSCAPE, Inc. (GlobalSCAPE), founded in April 1996, develops and distributes secure file management software that enables users to safely send data over the internet. Our software is used worldwide across a wide range of industries. Through the end of 2006, we had sold approximately 1.6 million software licenses and our customer base includes individual consumers, small to medium-sized businesses, as well as some of the largest corporations in the world.

Our file transfer products provide for the privacy of critical information such as medical records, financial data, customer files and other similar documents. In addition, our products provide for compliance with government regulations relating to the protection of information while allowing users to reduce IT costs, increase efficiency, track and audit transactions and automate processes.

Through Availl Inc. (Availl), our recently acquired, wholly-owned subsidiary, we also provide Wide-Area Files Systems (WAFS) and Continuous Data Protection (CDP) software.  This addition expands GlobalSCAPE’s technology base into data replication, acceleration of file transfer, sharing/collaboration and continuous data backup and recovery.  We believe that our expanded product offering uniquely positions us to provide comprehensive, secure transfer, sharing, and replication of files that need to be transmitted inside the user’s firewall to distributed offices, or outside the user’s firewall to business and trading partners.

During the year ended December 31, 2006, approximately 67% of our revenues were generated from customers within the United States, with the remaining 33% concentrated mostly in Western Europe, Canada and Australia. Virtually all of our 2006 revenues were derived from sales of software licenses and support agreements. The combined sales of CuteFTP Home and CuteFTP Pro accounted for 50% and 30% of our revenues in 2005 and 2006, respectively,. The combined sales of our Secure Server and Enhanced File Transfer products grew from 43% of our revenues in 2005 to 61% in 2006.

Corporate Structure

Prior to September 22, 2006, all of the Company’s operations were conducted by GlobalSCAPE Texas, LP, a Texas limited partnership.  The partners of GlobalSCAPE Texas, LP are two Nevada limited liability companies, which are both wholly-owned subsidiaries of GlobalSCAPE, Inc., a Delaware corporation.

On September 22, 2006, GlobalSCAPE acquired one hundred percent (100%) of the issued and outstanding capital stock of Availl, a privately held corporation, pursuant to an Agreement and Plan of Merger with Availl and its stockholders.  The initial purchase price was $9.65 million of which $7.65 million was paid in cash and $2.0 million was paid in shares of GlobalSCAPE common stock.

Availl will continue to operate as a wholly-owned subsidiary of GlobalSCAPE, Inc. based in Andover, Mass.   GlobalSCAPE, Inc. is a holding company and conducts no operations; however, the stock of GlobalSCAPE, Inc. is quoted on the OTC Bulletin Board.  References to “GlobalSCAPE” or the “Company” refer collectively to all of these entities unless otherwise indicated.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include all subsidiaries.  All inter-company transactions and balances have been eliminated. Availl became a subsidiary on September 22, 2006; therefore the consolidated financial statements only include Availl’s financial results and activities from the date of acquisition until December 31, 2006.

Liquidity

The use of capital resources is driven principally by the need to enhance existing products and to develop or acquire new products.  The amount of our expenditures has a direct impact on the ability to offer enhanced and new products to customers.  The Company’s principal source of funds is cash flow from operations which, in turn, is highly dependent on our sales revenue.  During the year ended December 31, 2006, the Company generated $2.6 million of cash from operations, which was used along with other funds in the acquisition of Availl. At December 31, 2006, the Company had cash available of $4.6 million and we continue to generate cash in excess of our operational needs.

The Company entered into a new loan agreement with Silicon Valley Bank on September 22, 2006 which involved a $5,000,000 term loan agreement which we used to finance part of the cash portion of the purchase price for Availl.  The term loan matures on September 22, 2009.  Interest and principal are payable in 36 equal monthly installments on the first day of each calendar month beginning October 1, 2006.  The Company made two extra payments in January, February and March of 2007 to pay down its term loan by $3.7 million in 2007.  As a result of those payments the term loan has been fully paid. The loan agreement also established a $750,000 revolving line of credit for two years at an interest rate of prime plus 1.00%.

As of December 31, 2006, the Company had cash and cash equivalents of $4.6 million and had net working capital of $2.7 million.  As noted above, the Company repaid its term loan in 2007.  Management believes this level of working capital, together with availability under the Company’s revolving credit facility with Silicon Valley Bank and the excess cash generated by the profitable operation of the business, is adequate to finance the Company’s current level of operations.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on operating income as previously reported.

Revenue Recognition

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.

Revenues from the sale of software products are recognized and completely earned upon shipment or electronic delivery of the product provided that persuasive evidence of an arrangement exists, collection is probable, payment terms are fixed and determinable and no significant obligations remain.

The Company also sells technical support and maintenance agreements (post contract customer support “PCS”), which are sometimes bundled with the software.  When vendor specific objective evidence (“VSOE”) of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements.  VSOE of fair value is established by the price charged when the same element is sold separately.  In a multiple element arrangement whereby VSOE of fair value of all undelivered elements exists but VSOE of fair value does not exist for one or more delivered elements, revenue is recognized using the residual method.  Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue, assuming collection is probable.  Revenue allocated to PCS is recognized ratably over the contractual term, typically one year.

The Company began selling technical support and maintenance services for some of its software products in 2001.  In 2005 and 2006, sales of enterprise class products resulted in higher revenues from maintenance and support agreements sold to customers and, as a result, deferred revenue at December 31, 2006 was $1,377,037.

The outbound shipping charges charged to the customer are included in software product revenues and amounted to approximately $38,000, $18,000 and $14,000 in 2004, 2005 and 2006, respectively.  The costs associated with these shipping charges are included in the software products cost of revenue.

Royalty Costs

Royalties that the Company pays on software products licensed from third parties, which it resells, are expensed as a cost of sales when the software product is sold or earlier if the recoverability of any prepaid royalties is in doubt.  The Company has distribution agreements with Hannon Hill Corp., Beehive Software, Inc., Visicom Media, Inc., ComponentOne LLC, and PGP Deutschland AG (formerly Glueck and Kanja).  The GlobalSCAPE software products associated with each of the companies are Cascade Server (formerly PublishXML), Mac FTP, CuteHTML Pro and Enhanced File Transfer (EFT), respectively.  The Company incurred approximately $233,000, $192,000, and $392,000 in royalty expense in 2004, 2005 and 2006, respectively.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and accounts receivable.  Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.  The Company provides credit, in the normal course of business, to a number of companies and performs ongoing evaluations of its credit risk.  The Company requires no collateral from its customers.  Management estimates the allowance for uncollectible accounts based on their historical experience and credit evaluation.  No single customer accounted for more than 2% of revenues in 2004 and 2006.  One customer accounted for approximately 2.7% of revenues in 2005.

Cash and cash equivalents, accounts receivable, employee advances, accounts payable, accrued expenses and notes payable, and related party transactions are reflected in the accompanying financial statements at cost, which approximates fair value because of the short term maturity of these instruments.

Other Concentrations

Sales in Foreign Markets.  In 2004, 2005 and 2006, approximately 36%, 33% and 33%, respectively, of the Company’s revenues were generated from sales to customers who provided addresses in foreign countries.  However, all revenues are received in U.S. dollars so there is no exchange rate risk with respect to the sale of our products.  These sales were concentrated mostly in Western Europe, Canada, and Australia.  In 2004, 2005 and 2006, the UK accounted for approximately 11%, 9%, and 8%, respectively, of total revenues.

Labor.  GlobalSCAPE utilizes offshore developers for a large portion of the coding phase of software development.  If GlobalSCAPE were unable to continue using these developers because of political or economic instability, GlobalSCAPE may have difficulty finding comparably skilled developers or may have to pay considerably more for the same work, which would have a material adverse impact on results of operations.

Advertising Costs

The Company expenses advertising costs as incurred.  Advertising expenses charged to operations for the years ended December 31, 2004, 2005 and 2006 were approximately $144,000, $159,000 and $384,000, respectively, and are included in selling, general and administrative expenses.  Advertising costs are principally for the purchase of keywords for internet searches, a direct mail campaign for EFT, trade show participation and advertising in various publications.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.  The liability method provides that the deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes, as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are carried on the balance sheet with the presumption that they will be realizable in future periods when pre-tax income is generated. GlobalSCAPE had a deferred tax asset of $51,983 and $8,724 at December 31, 2005 and 2006, respectively.

Statement of Financial Accounting Standards (SFAS) No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  After consideration of all of the evidence, both positive and negative, management determined that a valuation allowance was necessary at December 31, 2004.  During 2005 a decrease in the valuation allowance of $484,853 was necessary to decrease the valuation allowance for the benefit of the net operating loss carryforward benefit utilized in that year. No valuation was considered necessary at December 31, 2006.

Research and Development

Research and development expenses include all direct costs, primarily salaries for personnel and expenditures with external development sources, related to the development of new products and significant enhancements to existing products and are expensed as incurred until such time as technological feasibility is achieved.  For the years 2004, 2005 and 2006, the Company expended approximately $728,000, $870,000 and $1,230,000, respectively, on research and development.  Typically technological feasibility is achieved very late in the development cycle and as such no research and development expenses were capitalized in 2004, 2005 or 2006.

Stock-Based Compensation

Effective January 1, 2006, GlobalSCAPE adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS No.123R) requiring that compensation cost relating to share-based payment transactions be recognized in the financial statements. The cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations. We also followed the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. The Company adopted SFAS No. 123R using the modified prospective method and, accordingly, financial statement amounts for prior periods presented in this Form 10-K have not been restated to reflect the fair value method of recognizing compensation cost relating to stock options.

There was $497,895 of compensation cost related to stock options recognized in operating results in the year ended December 31, 2006.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on historical volatility of GlobalSCAPE stock. The Company used the simplified method to derive an expected term. The expected term represents an estimate of the time options are expected to remain outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant. The following table sets forth the assumptions used to determine compensation cost for our stock options consistent with the requirements of SFAS No. 123R.

Year Ended December 31, 2006

Expected volatility	102%
Expected annual dividend yield	0%
Risk free rate of return	4.67%
Expected option term (years)	5.5 - 6.0

Under APB No. 25 there was no compensation cost recognized for our stock options awarded in the year ended December 31, 2004 or 2005 as these stock options had an exercise price equal to the market value of the underlying stock at the grant date. The following table sets forth pro forma information as if compensation cost had been determined consistent with the requirements of SFAS No. 123.

	Years ended December 31,
	2004	2005
Net income, as reported	$200,423	$1,446,704
Stock based compensation included in the determination of net income as reported, net of related tax effects	—	—
Stock-based compensation expense that would have been included in the determination of net income had the fair value based method been applied to all awards, net of related tax effects	(19,639)	(25,921)
Pro forma net income	$180,784	$1,420,783

Earnings per share:
Basic- as reported	$0.01	$0.10
Basic- pro forma	$0.01	$0.10

Diluted- as reported	$0.01	$0.09
Diluted- pro forma	$0.01	$0.09

Refer to Note 9 - Stock Options and Stock Based Compensation for additional disclosures regarding our stock compensation programs.

Cash and cash equivalents

Cash includes all cash and highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment is comprised of furniture and fixtures, software, computer equipment and leasehold improvements which are recorded at cost and depreciated using the straight-line method over their estimated useful lives.  Expenditures for maintenance and repairs are charged to operations as incurred.  Property and equipment acquired under capital leases are depreciated over their useful lives or the respective lease term, if shorter.  Depreciation periods used for property and equipment range from three to five years.

Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset.

Sale / Disposal of Assets

During 2006, the Company disposed of equipment and software with an original purchase price of $15,362 and accumulated depreciation of $15,362.  GlobalSCAPE recognized a gain of $619 related to the disposal of these assets.  During 2005 the Company disposed of equipment and software with an original purchase price of $29,949 and accumulated depreciation of $29,949.  GlobalSCAPE recognized a gain of $1,242 related to the disposal of these assets.  During 2004 the Company disposed of equipment and software with an original purchase price of $31,494 and accumulated depreciation of $31,494.  GlobalSCAPE recognized no gain or loss related to the disposal of these assets.

Goodwill

As of December 31, 2006, GlobalSCAPE had goodwill in the amount of $9,653,059  associated with the acquisition of Availl.  This acquisition was accounted for using the purchase method of accounting. See Acquisitions note for a description of the acquisition. In accordance with SFAS No. 142 Goodwill and Other Intangible Assets, the Company will assess the impairment of goodwill annually in the fourth quarter, or more frequently if other indicators of potential impairment arise. There was no goodwill as of December 31, 2005.

No allocation has been made to intangible assets as of the December 31, 2006.  Management will determine the proper value of intangible assets acquired from Availl, Inc. and allocate a portion of the goodwill to intangible assets, if any, within the next nine months.

Capitalized Software Development Costs

Capitalization of software development costs begins upon the establishment of technological feasibility and ceases when the product is available for general release.  The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management concerning certain external factors including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technologies.  These software development costs were amortized using the straight-line method over a three-year period and are only those costs incurred in the development of products that are sold to external customers and not used for internal purposes.  No research and development expenses were capitalized in 2004, 2005 or 2006.  These software development costs are not related to those costs incurred for the acquisition of software products or titles.  For the years 2004, 2005 and 2006, we spent approximately $728,000, $870,000 and $1,230,000, respectively, on research and development.

Other Long-Term Assets

Other assets include deposits for facilities, which are anticipated to be refunded to the Company upon termination of the lease and deferred loan costs associated with the Silicon Valley Bank loan agreements of $36,346, net of accumulated amortization of $2,138.

Deferred Compensation

The deferred compensation liability is related to an employment agreement with the President.  The deferred compensation is subject to certain terms and conditions related to his planned retirement in December 2008.

Other Long-Term Liabilities

Other long-term liabilities relate to deferred payments of rent expense.  The total amount of base lease payments is being charged to expense on the straight-line method over the term of the lease.

Earnings Per Common Share

Basic and diluted net income per common share is presented in conformity with Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128) for all periods presented.  Basic earnings per share is based on the weighted effect of all common shares issued and outstanding, and is calculated by dividing net income (loss) available to common stockholders by the weighted average shares outstanding during the period.  Diluted earnings per share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding.  Awards of non vested options are considered potentially dilutive common shares for the purpose of computing earnings per common share.  In applying the treasury stock method to non vested options the assumed proceeds include the amount the employee must pay to exercise the option plus the amount of unrecognized cost attributable to future periods less any expected tax benefits. Below is a reconciliation of the numerators and denominators of basic and diluted earnings per share for each of the following years:

	Year ended December 31,
	2004 (1)	2005 (2)	2006 (3)
Numerators
Numerator for basic and diluted earnings per share:
Net income	$200,423	$1,446,704	$1,962,532
Denominators
Denominators for basic earnings per share:
Weighed average shares outstanding-Basic	13,668,800	13,778,989	14,744,635
Dilutive potential common shares:
Stock options	593,996	1,663,535	1,416,204
Denominator for dilutive earnings per share	14,262,796	15,442,524	16,160,839
Net income per common share	$0.01	$0.10	$0.13
Net income per commons share – assuming dilution	$0.01	$0.09	$0.12

(1)          For the year ended December 31, 2004, 882,000 options have not been included in dilutive shares as the effect would be anti-dilutive.

(2)          For the year ended December 31, 2005, all options have been included in dilutive shares.

(3)          For the year ended December 31, 2006, 100,000 options and 1,352,000 warrants have not been included in dilutive shares as the effect would be anti-dilutive.

Recent Accounting Pronouncements

The Company adopted Statement No. 123R as of January 1, 2006. The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award, typically the vesting period. Refer to additional disclosures regarding the adoption of this statement within Critical Accounting Policies above and in Notes 1 and 9 to the Consolidated Financial Statements.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets “ (“Statement No. 153”). Statement No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. Statement No. 153 is effective for fiscal periods beginning after June 15, 2005. The adoption of this statement did not have a material impact on the Company’s financial position, results of operations or cash flows.

On June 7, 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections,” (“Statement No. 154”) a replacement of APB Opinion No. 20, “ Accounting Changes ,” and FASB Statement No. 3, “ Reporting Accounting Changes in Interim Financial Statements.” Statement No. 154 changes the requirements for the accounting for and reporting of changes in accounting principles. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income in the period of the change. Statement No. 154 requires retrospective application to prior periods’ financial statements unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. Statement No. 154 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The interpretation is effective for fiscal periods beginning after December 15, 2006. The Company will be required to apply the provisions of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to retained earnings. The Company is in the process of determining the impact of this interpretation on its financial position, results of operations and cash flows.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements “ (“Statement No. 157”). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. This statement is effective for fiscal periods beginning after November 15, 2007 and interim periods within those fiscal years. The Company is in the process of determining the impact of Statement No. 157 on its financial position, results of operations and cash flows.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements “ (“SAB No. 108”). SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. The adoption of SAB No. 108 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities “ (“Statement No. 159”). Statement No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. Statement No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of Statement No. 159 on its financial position, results of operations and cash flows.

In December 2006, the FASB issued FSP EITF 00-19-2, Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”). FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. FSP EITF 00-19-2 is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 21, 2006, the guidance in the FSP is effective for fiscal years beginning after December 15, 2006.  The Company early adopted FSP EITF 00-19-2 in the fourth quarter as a result of its issuance of common stock and warrants subject to a registration payment agreement in the fourth quarter of 2006.  The impact is to allow the Company to classify its warrants and common stock issued as equity instead of derivative liabilities and temporary equity, respectively that would have been previously required.  FSP EITF 00-19-2 requires that the contingent obligation to pay liquidated damages under the securities purchase agreement should be separately recognized and measured in accordance with FASB Statement No. 5 (FASB No. 5),

Accounting for Contingencies”.  The Company has not accrued any liquidated damages as of December 31, 2006.

Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments (“SFAS 155”). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging (“SFAS 133”) and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. Statement No. 155 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140 (“SFAS 156”). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 will be applied prospectively and is effective for fiscal years beginning after September 15, 2006. The Company does not expect SFAS 156 to have a material impact on the Company’s consolidated financial statements.

2.       Acquisitions

On September 22, 2006, the Company completed the acquisition of all of the issued and outstanding shares of Availl, a privately held provider of Wide-Area Files Systems (WAFS) and Continuous Data Protection (CDP) software, for $7.65 million in cash and $2.0 million in the form of 716,846 shares of GlobalSCAPE common stock. The Company incurred direct acquisition costs of approximately $127,000. In connection with the acquisition, $850,000 of the cash consideration in this acquisition was placed into an escrow account for purposes of settling indemnification claims for the eighteen-month period following the closing. In accordance with EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the Company has used $2.79 as the per share amount to value the common stock consideration paid to Availl shareholders (representing the average of the closing prices of GlobalSCAPE’s common stock for the thirty days before the merger agreement date of September 22, 2006). Pursuant to the terms of the acquisition, the Company granted stock options to the former Availl stockholders who were also employees under the GlobalSCAPE, Inc. 2000 Stock Option Plan. Exercising the options under this plan is contingent upon the individual’s continued employment with the Company and will be vested over three years in three annual installments.

The Availl acquisition was accounted for using the purchase method of accounting. The purchase price was paid on the September 22, 2006 closing date.  The purchase price includes a provision for the former Availl stockholders to earn up to an additional $100,000 in cash depending upon the achievement of certain revenue targets for Availl for the third and fourth quarters of 2006. Since the revenue targets were not attained, no additional payments were required.

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired. This premium paid for the acquisitions is based on management’s belief that the acquired technologies, businesses and engineering talent were of strategic importance in the Company’s growth strategy. Operating results from the acquired business is included in the consolidated statements of operations from the date of acquisition.

A summary of the purchase price allocation is as follows:

Availl
Purchase price -	$
Cash paid	7,650,000
Stock issued	2,000,000

Legal and other acquisition costs	126,931

Acquisition costs	9,776,931
Net fair value of assets acquired and liabilities assumed	(123,872)

Goodwill acquired	$9,653,059

The net fair value of assets acquired and liabilities assumed of Availl at the acquisition date was as follows:

Cash	$191,276
Accounts receivable, net	553,798
Fixed assets	26,411
Other assets	13,555
Accounts payable and accrued expenses	(226,719)
Deferred tax liability	(71,693)
Deferred revenue	(362,756)

Net fair value of assets acquired and liabilities assumed	$123,872

The following unaudited pro forma financial information presents the results of operations for the years ended December 31, 2005 and 2006 as if the acquisition had occurred at the beginning of each period presented. The pro forma financial information has been adjusted for the effect of interest paid on the term loan. The pro forma financial information for the combined entities has been prepared for comparative purposes only and is not indicative of what actual results would have been if the acquisitions had taken place at the beginning of each period presented, or of future results.

	Year Ended December 31,
	2005	2006
	(in thousands, except per share data)
Pro forma net revenues	$7,981	$12,772
Pro forma net income	895	1,605

Pro forma net income per share:
Basic	$0.06	$0.11
Diluted	$0.06	$0.10

3.            Accounts Receivable

Accounts receivable, which are primarily from sales of software licenses, are presented net of an allowance for doubtful accounts.  The activity of the Company’s allowance for doubtful accounts for the years ended December 31, 2004, 2005 and 2006 is presented in the following table:

Balance at		Charged to	Balance at
Year Ended	Beginning	Income or	End of
December 31	of Period	Expense	Deductions (1)	Period

2004	$43,581	(17,087)	(16,299)	$10,195
2005	$10,195	8,231	(6,153)	$12,273
2006	$12,273	47,185	(5,910)	$59,458

(1)   Represents amounts written off as uncollectible accounts receivable.

4.           Debt

On September 22, 2006, the company obtained a $5,000,000 term loan from Silicon Valley Bank.  The term loan was used to finance part of the cash portion of the purchase price of the Availl acquisition. The initial interest rate is 9.5% and is subject to change as the bank’s prime rate changes.  The term loan matures on September 22, 2009.  Interest and principal are payable in 36 equal monthly installments on the first day of each calendar month beginning October 1, 2006.  The Company made $3.7 million in additional payments in January, February and March 2007.

The term loan is secured by substantially all of the assets of GlobalSCAPE and its subsidiaries.  The Loan Agreement contains customary covenants including covenants relating to maintaining legal existence and good standing, complying with applicable laws, delivery of financial statements, maintenance of inventory, payment of taxes, maintaining insurance, and protection of intellectual property rights.  GlobalSCAPE and its subsidiaries are also prohibited from selling any of their assets other than in the ordinary course of business, acquiring any other entities, changing the types of business they are engaged in, incurring indebtedness other than that permitted by the Loan Agreement, incurring any liens on their assets other than those permitted by the Loan Agreement, making certain investments or paying any dividends on, or acquiring, any shares of their capital stock.  The Loan Agreement contains two financial covenants.  GlobalSCAPE and its subsidiaries must maintain:

•                  a ratio of (A) EBITDA less the sum of (i) cash taxes paid and (ii) non-financed capital expenditures (excluding non-cash stock options and taxes already accrued), to (B) the sum of (i) principal plus (ii) interest paid to Bank, of at least 1.5 to 1.00; and

•                  a ratio of total funded debt to EBITDA of not more than 2.00 to 1.00.

The loan agreement also contains customary events of default including the failure to make payments of principal and interests, the breach of any covenants, the occurrence of a material adverse change, certain bankruptcy and insolvency events, the breach of other agreements creating indebtedness of $50,000 or more and the entry of a judgment of $50,000 or more against GlobalSCAPE or any of its subsidiaries. The Company failed the first of the two covenants at December 31, 2006 and obtained a waiver from the Bank.

Principal maturities of long-term debt as of December 31, 2006 are as follows:

Year Ending December 31,
2007	$1,539,455
2008	1,692,242
2009	1,378,815
Thereafter	—
$4,610,512

The Company had a $250,000 revolving line of credit agreement with a commercial bank.  The line of credit expired in December 2004.  The interest rate was indexed to the bank’s prime rate.  In connection with the line of credit, GlobalSCAPE entered into a Commercial Security Agreement with the bank whereby GlobalSCAPE granted a security interest in all its accounts receivable and property and equipment.

The loan agreement provides for a $750,000 revolving credit facility. The entire amount of the revolving credit facility remains available.  Borrowings under the revolving credit facility bear interest at 1.00% above the bank’s prime rate and mature on September 22, 2008.  Interest payments are due on the first day of each calendar month.

5.             Commitments and Contingencies

Operating Leases

Minimum future lease payments on non-cancelable operating leases for office facilities are as follows for the years ending December 31:

2007	$281,472
2008	190,063
2009	81,667
$553,202

The lease for the corporate office provides the Company with two successive 5-year renewal options.  Operating lease expense amounted to approximately $179,000, in each of 2004 and 2005, and approximately $188,000 in 2006.

Contingencies

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business.  There are no pending claims against the Company that would have a material adverse effect on the financial statements of the Company.

On November 13, 2006, GlobalSCAPE, Inc. (the “Company”) entered into a securities Purchase Agreement.  The Company has agreed to use its commercially reasonable efforts to cause the Registration Statement to become effective.  If the Registration Statement is not filed and made effective by approximately April 15, 2007 then on each monthly anniversary of each such Event Date until the applicable Event is cured, the Company shall pay to each Holder an amount in cash as partial liquidated damages and not as a penalty, equal to 1.5% of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement for any of the shares sold by the Company and Warrant Shares then held by such Holder; provided , that such liquidated damages shall not exceed 12% of the aggregate purchase price paid by all Holders pursuant to the Purchase Agreement for such shares.  The maximum exposure is approximately $917,000.  Management’s interpretation is that it is currently (at issuance and at December 31, 2006) not probable that there will be a payment due under the Registration Payment Arrangements (RRA) as the Company’s management believes that it will obtain approval of its registration statement within the proscribed period and that the Company will be able to maintain current filing status with the SEC over the prescribed period.

6.            Related Party Transactions

The Brown and Mann-GlobalSCAPE Joint Venture is 70% owned by Thomas W. Brown and 30% owned by David L. Mann, both of whom are members of GlobalSCAPE’s Board of Directors.  In October 2004 the Brown and Mann-GlobalSCAPE Joint Venture distributed all shares held by the partnership to its two partners with the exception of 17,856 shares, which were distributed in 2005.

The Company entered into a securities purchase agreement, dated November 13, 2006, with certain accredited investors, In addition, Thomas W. Brown, the Chairman of the Board, and David L. Mann, a member of our Board of Directors, sold a total of 2,028,000 shares, at a price of $2.50 per share in a private transaction with the investors.  The transactions closed on November 16, 2006.

7.             Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s deferred tax assets and liabilities are related to the following:

	2005	2006
Total deferred tax liabilities	$—	$(91,884)

Deferred tax assets:
Accrued expenses	14,828	20,326
Allowance for doubtful accounts	4,173	20,216
Deferred compensation	4,121	17,846
Depreciation and amortization	28,861	7,491
Net operating loss carryforwards	—	34,792
Total deferred tax assets	51,983	100,608
Valuation allowance for deferred tax assets	—	—
Net deferred tax assets	$51,983	$8,724

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (34%) to income before income taxes is as follows:

	2004	2005	2006
Taxes computed at federal statutory rate	$68,655	$494,911	$1,007,289
Increases in taxes resulting from:
State taxes, net of federal benefit	983	703	2,333
Non-deductible incentive stock option compensation charges	—	—	—
Other non-deductible expenses	2,368	5,653	2142
Change in valuation allowance	(55,497)	(484,853)	—
Research & Development Credit	—	—	10,000
Other	(15,020)	(6,433)	1,854
Total	$1,489	$9,981	$1,003,618

At December 31, 2006 the Company has utilized its available net operating loss carryforwards for both financial reporting and Federal income tax reporting purposes.

8.             Employee Benefit Plan

The Company has a 401(k) plan that covers substantially all employees with at least six months of service.  Under the plan, employees may elect to contribute a percentage of their annual salary subject to the Internal Revenue Code maximum limitations.  The plan provides for employer matching and discretionary contributions, the amounts of which are to be determined annually by the Board of Directors.  The Company made contributions to the plan of $8,910, $15,864 and $16,296 for the years ended December 31, 2004, 2005 and 2006, respectively.

9.           Stock Options and Stock Based Compensation

GlobalSCAPE has stock-based compensation plans available to grant incentive stock options to employees. Under the GlobalSCAPE, Inc. 2000 Stock Option Plan (the Plan), which was approved by the Board of Directors and became effective on May 17, 2001, a maximum of 3,660,000 shares of GlobalSCAPE common stock may be awarded. Through the year ended December 31, 2006, options were granted for 2,480,640 shares of common stock.

The exercise price, term and other conditions applicable to each stock option granted under the Plan are generally determined by the Board of Directors. The exercise price of stock options is set on the grant date and may not be less than the fair market value per share of our stock on that date. The options generally become exercisable over a three-year period and expire after ten years.

Effective January 1, 2006, GlobalSCAPE adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS No.123R) requiring that compensation cost relating to share-based payment transactions be recognized in the financial statements. The cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity award). Prior to January 1, 2006, the Company accounted for share-based compensation to employees in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25),

and related interpretations. We also followed the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. The Company adopted SFAS No. 123R using the modified prospective method and, accordingly, financial statement amounts for prior periods presented in this Form 10-K have not been restated to reflect the fair value method of recognizing compensation cost relating to stock options.

There was $497,895 of compensation cost related to stock options recognized in operating results in the year ended December 31, 2006.

The following table summarizes information about stock option activity for the year ended December 31, 2006:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ($M)
2004

Outstanding at December 31, 2003
Granted	581,000	0.12
Expired	182,500	0.28
Exercised	284,600	0.01

Outstanding December 31, 2004	1,970,071	$0.24	6.5	—

2005
Granted	469,000	0.32
Expired	20,000	0.16
Exercised	24,900	0.36

Outstanding at December 31, 2005	2,394,171	$0.25	6.5	$2.06

2006
Granted	935,000	2.81
Exercised	623,181	0.05
Lapsed or canceled	225,350	1.47

Outstanding at December 31, 2006	2,480,640	$1.16	7.25	$4.34

Exercisable at December 31, 2006	1,300,060	$0.53	5.63	$3.10

The weighted average fair value of options granted during the year ended December 31, 2006 was $1.52. The total intrinsic value of options (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) exercised during the year ended December 31, 2006 was $903,725. During the year ended December 31, 2006, the amount of cash received from the exercise of stock options was $28,968. The following table summarizes information about nonvested stock option awards as of December 31, 2006 and changes for the year.

	Number Of Options	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2005	816,415	$0.27
Granted	935,000	2.81
Vested	(345,485)	0.69
Forfeited	(225,350)	1.47
Non-vested at December 31, 2006	1,180,580	$1.52

At December 31, 2006, there was $1,508,333 of total unrecognized compensation cost related to non-vested stock option awards which is expected to be recognized over a weighted-average period of 3 years. There were 345,485 options that became vested during the year ended December 31, 2006.

The following table shows information about outstanding stock options at December 31, 2006:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$.01 - $1.00	1,645,640	6.1	$0.38	1,220,060	$0.35
$1.01 - $2.00	100,000	9.0	$1.10	—	$—
$2.01 - $3.00	210,000	9.4	$2.72	60,000	$2.70
$3.01 - $4.00	525,000	9.7	$3.10	20,000	$3.10
	2,480,640			1,300,060

10.          Common Stock and Warrants

On November 13, 2006, we entered into a securities purchase agreement with accredited investors, who paid us an aggregate of $3.4 million in gross proceeds in consideration for 1,352,000 shares of our common stock at a price of $2.50 per share.  We also granted warrants to purchase 1,352,000 shares of our common stock to the investors with an exercise price of $3.15 per share.  The warrants have a 5-year term and will be exercisable beginning May 15, 2007.  As part of this transaction, we filed a registration statement to register the resale of these shares by the investors.

If  the registration statement is not declared effective by the SEC by April 15, 2007,  the effective date specified in the securities purchase agreement, then in addition to any other rights the purchasers may have under the registration rights agreement, on each monthly anniversary of the specified effective date, until the registration is declared effective, the Company shall pay to each holder of the registrable securities an amount in cash as partial liquidated damages equal to 1.5% of the aggregate purchase price for any of the shares sold by the Company; provided that liquidated damages shall not exceed 12% of the aggregate purchase price.   No liquidated damages has been accrued at December 31, 2006.

There is an adjustment provision in which the warrant’s exercise price can be reduced to a minimum of $2.81 (which could reduce cash proceeds by $459,680 to $3,799,120) in the event that from November 13, 2006 (the closing date) to six months later (or May 13, 2007) the Company issues or is deemed to issue additional shares of Common Stock for a consideration per share less than the Exercise Price in effect immediately prior to the issuance of such shares, the Exercise Price shall be reduced by the Company to the price equal to the consideration per share received or receivable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Availl, Inc.:

We have audited the accompanying balance sheets of Availl, Inc. (the Company) as of December 31, 2004 and 2005, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Availl, Inc. as of December 31, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

As discussed in Note 6 of the financial statements, GlobalSCAPE, Inc., acquired the outstanding common stock of Availl, Inc. on September 22, 2006.

PMB Helin Donovan, LLP

November 30, 2006

Austin, Texas

Availl, Inc.

Balance Sheets

	December 31,		September 30,
	2004	2005	2006
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$94,707	$173,166	$792,792
Accounts receivable (net of allowance for doubtful accounts of $13,654 in 2006; and zero in 2004 and 2005)	91,382	243,229	539,270
Prepaid expenses	—	7,584	5,940
Total current assets	186,089	423,979	1,338,002

Property and equipment:
Equipment	14,698	35,457	46,785
Leasehold improvements	—	—	3,263
	14,698	35,457	50,048
Accumulated depreciation and amortization	8,656	16,096	23,637
Net property and equipment	6,042	19,361	26,411

Other assets:
Deferred loan costs, net	—	—	38,484
Goodwill	—	—	9,653,059
Security deposit	2,292	2,292	13,399
Other	518	—	4,216
Total other assets	2,810	2,292	9,709,158

Total assets	$194,941	$445,632	$11,073,571

Availl, Inc.
Balance Sheets

	December 31,		September 30,
	2004	2005	2006
			(unaudited)
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$26,141	$5,000	$32,724
Payroll liabilities	48,629	42,945	193,995
Federal & state income tax payable	4,448	6,264	—
Deferred tax liability	8,005	62,889	71,693
Customer refunds payable	—	27,260	—
Loan payable - employees	—	—	—
Term loan - current	—	—	1,666,667
Deferred revenue	62,319	162,678	362,756
Total current liabilities	149,542	307,036	2,327,835

Long-term liabilities:
Note payable	—	—	3,333,333
Other long-term liabilities	—	—	—
Total long-term liabilities	—	—	3,333,333

Total Liabilities	149,542	307,036	5,661,168

Commitments and contingencies

Stockholders’ equity:
Common stock, par value $0.001 per share, 20,000,000 shares authorized, 7,793,505, shares issued and outstanding at December 31, 2004 and 2005. (1)	7,794	7,794	1
Additional paid in capital	137,464	137,464	5,426,930
Retained earnings (deficit)	(99,859)	(6,662)	(14,528)
Total stockholders’ equity	45,399	138,596	5,412,403
Total liabilities and stockholders’ equity	$194,941	$445,632	$11,073,571

(1)     As a result of the acquisition by GlobalSCAPE, Inc. as of September 30, 2006, Availl has 1,000 shares of common stock authorized and issued with a par value of $.001 per share.

See accompanying notes.

Availl, Inc.

Statements of Operations

	Year ended December 31,		Nine Months Ended September 30,
	2004	2005	2005	2006
			(unaudited)	(unaudited)
Operating revenues:
Software product revenues	$461,565	$1,151,056	$710,946	$1,507,983
Maintenance and support (net of deferred revenues)	53,074	151,302	101,118	290,615
Total revenues	514,639	1,302,358	812,064	1,798,598

Operating expenses:
Selling, general and administrative Expenses	478,488	1,134,948	747,244	1,829,350
Depreciation and amortization	4,213	7,440	4,883	7,541
Total operating expense	482,701	1,142,388	752,127	1,836,891
Income (loss) from operations	31,938	159,970	59,937	(38,293)

Other income (expense):
Interest expense	(3,273)	—	—	—
Interest income	—	639	479	537
Total other income (expense)	(3,273)	639	479	537
Income (loss) before income taxes	28,665	160,609	60,416	(37,756)

Income Tax Provision	13,782	67,412	25,358	(12,837)

Net income (loss)	$14,883	$93,197	$35,058	($24,919)

See accompanying notes.

Availl, Inc.

Statements of Stockholders’ Equity

	Common Stock		Additional paid	Retained Earnings
	Shares	Amount	in Capital	(Deficit)	Total
Balances at December 31, 2003	7,793,505	$7,794	$137,464	$(114,742)	$30,516
Net income (loss)	—	—	—	14,883	14,883
Balances at December 31, 2004	7,793,505	7,794	137,464	(99,859)	45,399
Net income (loss)	—	—	—	93,197	93,197
Balances at December 31, 2005	7,793,505	7,794	137,464	(6,662)	138,596
Net income (loss)	—	—	—	(24,919)	(24,919)
Effects of acquisition by GlobalSCAPE, Inc.	(7,793,505)	(7,794)	(137,464)	17,053	(128,205)
New stock issuance	1,000	1	5,426,930	—	5,426,931
Balance at September 30, 2006	1,000	$1	$5,426,930	$(14,528)	$5,412,403

See accompanying notes.

Availl, Inc.

Statements of Cash Flows

	Year ended December 31,		Nine Months Ended September 30,
	2004	2005	2006
			(Unaudited)
Operating Activities:
Net income (loss)	$14,883	$93,197	$(24,919)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Bad debt expense (recovery), net	—	—	13,654
Depreciation and amortization	4,213	7,440	7,541
Accounts receivable	(61,861)	(151,847)	(309,694)
Prepaid expenses	5,646	(7,584)	1,644
Other assets	—	518	(15,323)
Accounts payable & Accrued Expense	25,147	(2,251)	140,916
Deferred Tax Liability	9,181	54,884	8,804
Deferred revenue	44,005	100,359	200,078
Other long-term liabilities	15,383		—
Net cash provided by operating activities	56,597	99,218	22,701
Investing Activities:
Proceeds from sale of property and equipment	—	—	—
Purchase of property and equipment	(4,121)	(20,759)	(14,591)
Net cash used in investing activities	(4,121)	(20,759)	(14,591)
Financing Activities:
Investment by GlobalSCAPE, Inc.	—	—	650,000
Deferred Loan Costs			(38,484)
Net cash provided by financing activities	—	—	611,516
Net increase in cash and cash equivalents	52,476	78,459	619,626
Cash at beginning of period	42,231	94,707	173,166
Cash at end of period	$94,707	$173,166	$792,792

See accompanying notes.

Availl, Inc.
Statements of Cash Flows (continued)

	Year ended December 31,		Nine Months Ended September 30,
	2004	2005	2006
			(unaudited)
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$3,273	$—	$—
Income taxes paid	$565	$—	$—

Availl, Inc.

Notes to Financial Statements

December 31, 2004 and 2005

1.             Overview of the Business and Significant Accounting Policies

Corporate Structure

All of the Company’s operations are conducted by Availl, Inc., a Delaware Corporation. Availl, Inc. was approximately 61% owned by the Chuck Shavit, with the remainder held by Ellen Ohlenbusch (17%), Craig Randall (17%), and Ronald Lachman (5%). The stock of Availl, Inc. is not publicly traded.  References to “Availl” or the “Company” refer to Availl, Inc. unless otherwise indicated.

On September 22, 2006, all of the outstanding stock of Availl was acquired by GlobalSCAPE, Inc. (“GlobalSCAPE”), a publicly traded company (Note 6).

Nature of Business

Availl, founded in February 2002, develops and distributes Internet related software.  The Company develops and distributes Wide-Area File System (WAFS) collaboration and Continuous Data Protection (CDP) products.  These products provide data replication, acceleration of file transfer, sharing/collaboration and continuous data backup and recovery to its customers. The Company is organized and operates as one operating segment, the provider of Internet-based software, which it markets over the Internet and through its direct internal sales force.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.

Revenues from the sale of software products are recognized and completely earned upon shipment or electronic delivery of the product provided that persuasive evidence of an arrangement exists, collection is probable, payment terms are fixed and determinable and no significant obligations remain.

The Company also sells technical support and maintenance agreements (post contract customer support “PCS”), which are sometimes bundled with the software.  When vendor specific objective evidence (“VSOE”) of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements.  VSOE of fair value is established by the price charged when the same element is sold separately.  In a multiple element arrangement whereby VSOE of fair value of all undelivered elements exists but VSOE of fair value does not exist for one or more delivered elements, revenue is recognized using the residual method.  Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue, assuming collection is probable.  Revenue allocated to PCS is recognized ratably over the contractual term, typically one year.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and accounts receivable.  Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk. The Company provides credit, in the normal course of business, to a number of companies and performs ongoing evaluations of its credit risk.  The Company requires no collateral from its customers.  Management estimates the allowance for uncollectible accounts based on their historical experience and credit evaluation.  No single customer accounted for more than 10% of revenues in 2004 or 2005.

Cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable, are reflected in the accompanying financial statements at cost, which approximates fair value because of the short term maturity of these instruments.

Marketing and Advertising Costs

The Company expenses marketing costs as incurred.  Marketing expenses charged to operations for the years ended December 31, 2004 and 2005 were approximately $104,000 and $305,000, respectively, and are included in selling, general and administrative expenses.  In 2004 and 2005, the Company incurred advertising cost principally for the purchase of keywords for internet searches, trade show participation and advertising in various publications.

Goodwill

Goodwill is the excess cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination.  Goodwill is not amortized.  Goodwill is tested for impairment annually and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired.  All of the Goodwill at September 30, 2006  is a result of GlobalSCAPE, Inc.’s (“GlobalSCAPE”) acquisition of Availl (see Note 6). The goodwill and the related acquisition debt have been pushed down to Availl, Inc. effective the acquisition date of September 22, 2006.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.  The liability method provides that the deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes, as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are carried on the balance sheet with the presumption that they will be realizable in future periods when pre-tax income is generated.  Statement of Financial Accounting Standards (SFAS) No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.   After consideration of all of the evidence, both positive and negative, management determined that a valuation allowance was not necessary at December 31, 2004 and December 31, 2005.

Cash and cash equivalents

Cash includes all cash and highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment is comprised of furniture and fixtures, software and computer equipment which are recorded at cost and depreciated using the straight-line method over their estimated useful lives.  Expenditures for maintenance and repairs are charged to operations as incurred.  Depreciation periods used for property and equipment range from three to five years.

Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset.

Capitalized Software Development Costs

Capitalization of software development costs begins upon the establishment of technological feasibility and ceases when the product is available for general release.  The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management concerning certain external factors including, but not limited to, technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technologies.    No research and development expenses were capitalized in 2004 or 2005.

Recent Accounting Pronouncements

Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of Accounting Principles Board (“APB”) Opinion No. 29 (“SFAS 153”).  SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of SFAS 153 were required to be applied prospectively.  SFAS 153 did not have a material impact on the Company’s unaudited interim condensed financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”).  The statement requires retrospective application to prior periods’ financial statements for a voluntary change in accounting principle unless it is deemed impracticable.  It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  SFAS 154 is not expected to have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS 123 (revised 2004) Share-Based Payment (“SFAS 123(r)”), which revised SFAS No. 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees.  SFAS 123(r) provides additional guidance on determining whether certain financial instruments awarded in share-based payment transactions are liabilities.  SFAS 123(r) also requires that the cost of all share-based transactions be measured at fair value and recognized over the period during which an employee is required to provide service in exchange for an award.  The SEC issued a final ruling in April 2005 allowing a public company that is not a small business issuer to implement SFAS 123(r) at the beginning of the next fiscal year after June 15, 2005.  Thus, the revised pronouncement must be adopted by the Company by January 1, 2006.  The company has no Stock option plan and therefore SFAS 123(r) is not expected to have a material impact on the Company’s financial statements.

2.             Accounts Receivable

Accounts receivable are primarily from sales of software licenses and maintenance and support contracts.  The company had uncollectible accounts from time to time during the periods presented in which case it reversed the sale in the period in which it became known. For uncollectible sales of software products, the company would also deactivate the license key.  There was no allowance for doubtful accounts recorded in 2004 or 2005.  There was $13,654 of allowance for doubtful accounts recorded as of September 30, 2006.

3.             Debt

The Company had no revolving line of credit agreement or other loan arrangement with a commercial bank, individual, or other entity for the years ended December 31, 2004 and 2005.  On September 22, 2006, the company assumed responsibility for a $5,000,000 term loan from its parent, GlobalSCAPE, Inc. (Note 6). The term loan, arranged through Silicon Valley Bank, was used to finance part of the cash portion of the purchase price GlobalSCAPE, Inc. paid to acquire Availl. The initial interest rate is 9.5% and is subject to change as the bank’s prime rate changes.  The term loan matures on September 22, 2009.  Interest and principal are payable in 36 equal monthly installments on the first day of each calendar month beginning October 1, 2006.

The term loan is secured by substantially all of the assets of GlobalSCAPE and its subsidiaries including Availl.  The Loan Agreement contains customary covenants including covenants relating to maintaining legal existence and good standing, complying with applicable laws, delivery of financial statements, maintenance of inventory, payment of taxes, maintaining insurance, and protection of intellectual property rights.  GlobalSCAPE and its subsidiaries are also prohibited from selling any of their assets other than in the ordinary course of business, acquiring any other entities, changing the types of business they are engaged in, incurring indebtedness other than that permitted by the Loan Agreement, incurring any liens on their assets other than those permitted by the Loan Agreement, making certain investments or paying any dividends on, or acquiring, any shares of their capital stock.  The Loan Agreement contains two financial covenants.  GlobalSCAPE and its subsidiaries must maintain:

•                  a ratio of (A) EBITDA less the sum of (i) cash taxes paid and (ii) non-financed capital expenditures, to (B) the sum of (i) principal plus (ii) interest paid to Bank, of at least 1.5 to 1.00; and

•                  a ratio of total funded debt to EBITDA of not more than 2.00 to 1.00.

The loan agreement also contains customary events of default including the failure to make payments of principal and interests, the breach of principal and interests, the breach of any covenants, the occurrence of a material adverse change, certain bankruptcy and insolvency events, the breach of other agreements creating indebtedness of $50,000 or more and the entry of a judgment of $50,000 or more against GlobalSCAPE or any of its subsidiaries.

Principal maturities of long-term debt as of September 30, 2006 are as follows:

Year Ending December 31,
2005 (1)	$416,667
2006	1,666,667
2007	1,666,667
2008	1,249,999
Thereafter	—
$5,000,000

(1)  Amounts for 2006 reflect the future minimum payments for the remaining three months of the fiscal year.

4.             Commitments and Contingencies

Capital Leases

As of December 31, 2004 and 2005, Availl had no capital lease obligations.

Operating Leases

As of December 31, 2004 and 2005, Availl had no operating lease obligations. Beginning in August 2006, the Company entered into a three year lease on the office space it currently occupies for a monthly lease payment of $5,553.  In addition, the company pays a portion of the cost of shared tenant cost of approximately 35% of the monthly lease payment.  Minimum future lease payments on non-cancelable operating leases for office facilities are as follows for the remainder of 2006 and the years thereafter ending December 31:

2006	11,107
2007	67,293
2008	71,213
Thereafter	62,067
$211,680

Operating lease expense amounted to approximately $12,633 in 2004 and $14,654 in 2005, and  $16,176 for the nine months ending September 30, 2006.

Contingencies

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business.  There are no pending claims against the Company that would have a material adverse effect on the financial statements of the Company.

5.             Income Taxes

A reconciliation of income tax expense and the amount computed by applying the statutory federal income tax rate (34%) to income before income taxes is as follows:

	Year ended December 31,		Nine Months Ended September 30,
	2004	2005	2005	2006
			(unaudited)	(unaudited)
Taxes computed at federal statutory rate	$9,746	54,608	20,541	(12,837)

State and Other	4,036	12,804	4,817	—

Total income tax expense (benefit)	$13,782	$67,412	$25,358	$(12,837)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company’s deferred tax assets and liabilities are related to the following:

	2004	2005	2006
Deferred tax liabilities:
Depreciation and amortization	(831)	(1,495)	(978)
Accrual to cash adjustment	(22,182)	(61,394)	(153,141)
Total deferred tax liabilities	(23,013)	(62,889)	(154,119)

Deferred tax assets:
Allowance for doubtful accounts	—	—	4,642
Net operating loss carryforwards	15,008	—	77,784
Total deferred tax assets	15,008	—	82,426
Valuation allowance for deferred tax assets	—	—	—
Net deferred tax assets	(8,005)	(62,889)	(71,693)

At December 31, 2005, the Company had utilized its available net operating loss carryforwards for financial reporting purposes.  At December 31, 2004 and September 30, 2006 (unaudited), the Company had a net operating loss carryforward for Federal income tax reporting purposes.

6.             Acquisition by GlobalSCAPE, Inc.

Pursuant to an Agreement and Plan of Merger executed between the Company and GlobalSCAPE, GlobalSCAPE acquired all of the Company’s issued and outstanding shares on September 22, 2006.    The merger agreement provided for GlobalSCAPE to pay $7.65 million in cash and $2.0 million in the form of 716,846 shares of GlobalSCAPE common stock.  As a result of the Agreement and Plan of Merger, the Company has operated as a wholly owned subsidiary of GlobalSCAPE since September 23, 2006.

Acquisition of the Company was accounted for under the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair market value.  The judgments made in determining the estimated fair values assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact net income.

Goodwill represents the acquisition costs in excess of the fair value of net tangible and intangible assets of businesses purchased.  Intangible assets consist primarily of the value of intellectual property, customer relationships, non-compete agreements, trademarks and goodwill. Goodwill is evaluated annually for impairment, or earlier if indicators of impairment exist. The determination as to whether or not goodwill or other intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the reporting units.  Changes in operating strategy and market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets.

The Company has adopted a policy to review goodwill and indefinite-lived intangibles for impairment using a discounted cash flow approach that uses forward-looking information regarding market share, revenues and costs for the reporting unit as well as appropriate discount rates.  As a result, changes in these assumptions could materially change the outcome of the reporting unit’s fair value determination in future periods, which could require a further permanent write-down of goodwill.

As of September 30, 2006, GlobalSCAPE had goodwill in the amount of $9.7 million associated with the acquisition of Availl.  This goodwill and the related acquisition debt was pushed down to the Company.  However, no allocation has been made to other intangible assets as of the September 30, 2006.  Management will determine the proper value of intangible assets acquired from Availl, Inc. and allocate a portion of the goodwill to intangible assets within the next twelve months.

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired. This premium paid for the acquisitions is based on management’s belief that the acquired technologies, businesses and engineering talent were of strategic importance in the Company’s growth strategy. Operating results from the acquired business is included in the condensed consolidated statements of operations from the date of acquisition.

A summary of the purchase price allocation is as follows:

Purchase price -
Cash paid	$7,650,000
Stock issued	2,000,000
Legal & Other Acquisition Costs	126,931
Acquisition costs	$9,776,931
Net fair value of assets acquired and liabilities assumed	(123,872)
Goodwill acquired	$9,653,059

Non-cash investing and financing activities associated with the acquisition were as follows:

Push down of acquisition costs	$9,776,931
Push down of acquisition debt assumed	(5,000,000)
Non cash investment made in Availl by GlobalSCAPE, Inc.	$4,776,931

4,732,000 Shares

GLOBALSCAPE, INC.

Common Stock

PROSPECTUS

The date of this prospectus is                             , 2007

Until                       , 2007, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses, other than discounts, commissions and concessions payable to broker-dealers and agents, in connection with the offering and distribution of the securities being offered hereunder. All amounts other than the filing fee for the registration statement are estimates. All of these fees and expenses will be borne by the registrant.

Securities and Exchange Commission Filing Fee	$1,190
Printing Fees and Expenses	$5,000
Legal Fees	$40,000
Accounting and Auditor Fees	$12,500
Miscellaneous Fees	$0
Total	$58,690

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Amended and Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation on personal liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law.

The Company’s Amended and Restated Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except for certain exceptions set forth in the Amended and Restated Certificate of Incorporation, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification set forth in the Amended and Restated Certificate of Incorporation is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the Amended and Restated Certificate of Incorporation. The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors or officers.

The Company’s Amended and Restated Certificate of Incorporation also provides that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since December 1, 2003, the Company has made the following sales of securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

•                                          On September 22, 2006, we issued a total of 716,846 shares of common stock to certain former stockholders of Availl, Inc. in connection with the merger with Availl.  These shares were issued in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

•                                          On November 16, 2006, we issued a total of 1,352,000 shares of common stock and warrants to purchase 1,352,000 shares of common stock to the Selling Stockholders in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.  America’s Growth Capital, LLC acted as the Company’s placement agent and received a cash commission of $500,000 which was paid by the Company and Messers. Brown and Mann.

ITEM 16. EXHIBITS.

Exhibit Number	Description
2.1

Agreement and Plan of Merger dated September 22, 2006 by and among GlobalSCAPE, Inc., GA Acquisition Corporation, Availl, Inc., Chuck Shavit, Ellen Ohlenbusch, Craig Randall, Ronald Lachman, Lachman Goldman Ventures LLC and Chuck Shavit as Stockholders’ Representative (Filed as Exhibit 2.1 to Form 8-K filed September 27, 2006).

3.1	Amended and Restated Certificate of Incorporation (Filed as Exhibit 3.1 to Form 8-K filed November 17, 2006).
3.2	Amended and Restated Bylaws of the Company effective as of November 13, 2006 (Filed as Exhibit 3.2 to Form 8-K filed November 17, 2006).
4.1	Specimen of Stock Certificate (Filed as Exhibit 4.1 to Annual Report on Form 10-K filed April 2, 2001).
4.2	Registration Rights Agreement dated November 16, 2006 by and between GlobalSCAPE, Inc. and the Purchasers signatory thereto (filed as Exhibit 4.1 to Form 8-K filed November 17, 2006).
**5.1	Opinion of Jackson Walker L.L.P. (Filed herewith).
*10.1	1998 Stock Option Plan as amended May 13, 1999 (Filed as Exhibit 4.2 to Form 10 filed May 12, 2000).
*10.2	2000 Stock Option Plan dated May 8, 2000 (Filed as Exhibit 4.3 to Form 10 filed May 12, 2000).
*10.3

Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Directors to Agree Not to Claim Any Right of Adjustment dated February 4, 2000 (Filed as Exhibit 4.6 to Form 10 filed May 12, 2000).

*10.4	Form of 1998 Stock Option Plan Rights Termination Letter Agreement for Employees and Consultants to Cancel Options dated February 8, 2000 (Filed as Exhibit 4.7 to Form 10, filed May 12, 2000).
*10.5	Form of 1998 Stock Option Plan Rights Termination Letter of Officer to Agree Not to Claim Any Right of Adjustment dated February 8, 2000 (Filed as Exhibit 4.8 to Form 10 filed May 12, 2000).
*10.6	Form of 1998 Stock Option Plan Rights Termination Letter Agreement of Officer to Agree Not to Exercise Options dated February 8, 2000 (Filed as Exhibit 4.9 to Form 10 filed May 12, 2000).
*10.7	Form of 1998 Stock Option Plan Reinstatement and Adjustment Letter for Employees dated December 19, 2000 (Filed as Exhibit 10.17 to Annual Report on Form 10-K filed April 2, 2001).

Exhibit Number	Description
*10.8	Form of Release and Indemnity Agreement between GlobalSCAPE, Inc. and Employees dated December 19, 2000 (Filed as Exhibit 10.18 to Annual Report on Form 10-K filed April 2, 2001).
10.9	Commercial Lease Agreement between ACLP University Park S.A. II, L.P. and the Company dated April 13, 1999 (Filed as Exhibit 10.1 to Form 10 filed May 12, 2000).
*10.10	Release and Indemnity Agreement between GlobalSCAPE, Inc. and Sandra Poole-Christal dated April 2, 2001 (Filed as Exhibit 10.17 to Annual Report on Form 10-K filed April 1, 2002).
*10.11

Granting letter for 808,571 options to Sandra Poole-Christal under GlobalSCAPE, Inc. 1998 Stock Option Plan dated April 20, 2001 (Filed as Exhibit 10.18 to Annual Report on Form 10-K filed April 1, 2002).

*10.12	Bonus letter for Sandra Poole-Christal in connection with grant of 808,571 options under 1998 Stock Option Plan (Filed as Exhibit 10.19 to Annual Report on Form 10-K filed April 1, 2002).
*10.13	Incentive Stock Option Agreement between GlobalSCAPE, Inc. and Sandra Poole Christal dated April 20, 2001 (Filed as Exhibit 10.20 to Annual Report on Form 10-K filed April 1, 2002).
*10.14	Form of Incentive Stock Option Agreement under GlobalSCAPE, Inc. 2000 Stock Option Plan (Filed as Exhibit 10.21 to Annual Report on Form 10-K filed April 1, 2002).
*10.15	Employment Agreement between GlobalSCAPE, Inc. and Charles R. Poole dated effective July 1, 2005 (Filed as Exhibit 10.1 on Form 8-K filed June 20, 2005).
*10.16	Incentive Stock Option Agreement between GlobalSCAPE, Inc. and Charles R. Poole dated June 15, 2005 (Filed as Exhibit 10.2 on Form 8-K filed June 20, 2005).
10.17

Securities Purchase Agreement dated November 13, 2006 by and among GlobalSCAPE, Inc., the Stockholders named in Schedule I thereto and the Purchasers named therein (Filed as Exhibit 10.1 to Form 8-K filed November 17, 2006).

10.18	Form of Common Stock Purchase Warrant (Filed as Exhibit 10.2 to Form 8-K filed November 17, 2006).
10.19	Loan and Security Agreement dated September 22, 2006 by and between GlobalSCAPE, Inc. and Silicon Valley Bank (filed as Exhibit 10.1 to Form 8-K filed September 27, 2006).
*10.20	Form of Non-Qualified Stock Option Agreement under the GlobalSCAPE, Inc. 2000 Stock Option Plan (Filed as Exhibit 10.2 to Form 10-Q filed November 13, 2006)
**21.1	Subsidiaries (Filed as Exhibit 21 on Form 10-K filed March 24, 2005).
23.1	Consent of PMB Helin Donovan, LLP (filed herewith).
**23.3	Consent of Jackson Walker L.L.P. (Included in Exhibit 5.1)

*       Management Compensation Plan or Arrangement.

**    Previously filed.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)            To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, GlobalSCAPE, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on April 3, 2007.

GlobalSCAPE, Inc.

By:	/s/ CHARLES R. POOLE
Charles R. Poole
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles R. Poole, Bernard Schneider or either of them, his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any related Registration Statement filed pursuant to Rule 462(b) under the Security Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorney-in-fact and agents, full power and authority to do and to perform each and every act and thing required and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them or their substitutes or substitutes, could lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 3, 2007.

Signature	Title

/s/ CHARLES R. POOLE	Director, President and Chief Executive Officer
Charles R. Poole	(Principal Executive Officer)

/s/ BERNARD SCHNEIDER	Chief Financial Officer
Bernard Schneider	(Principal Financial and Accounting Officer)

/s/ BERNARD SCHNEIDER	Director
By: Bernard Schneider,
Attorney-in-fact for
Thomas W. Brown

/s/ BERNARD SCHNEIDER	Director
By: Bernard Schneider,
Attorney-in-fact for
David L. Mann

/s/ BERNARD SCHNEIDER	Director
By: Bernard Schneider,
Attorney-in-fact for
Phillip M. Renfro

/s/ BERNARD SCHNEIDER	Director
By: Bernard Schneider,
Attorney-in-fact for
Frank M. Morgan